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OMV on the move in 2004
Annual Report


Bucharest 1,057 k
Munich 433 k
Sofia 1,018 k



Move & More. OMV

OMV is market leader in the Danube region


Germany
Czech Republic
Bayernoil
Burghausen
Schwechat
Slovakia
Austria
Hungary
Moldova
Romania
Slovenia
Croatia
Petrobrazi
Arpechim
Italy
Bosnia and
Herzegovina
Serbia –
Montenegro
Danube
Bulgaria
Black Sea
Adriatic Sea
Mediterranean
OMV refineries
capital cities


Faeroe
Islands
UK
Ireland
Kazakhstan
Tunisia
Iran
Libya
Pakistan
Qatar
Yemen
Australia
New Zealand

OMV exploration and production activities

OMV exploration activities

At a glance

in EUR mn	**2004**	2003	+/-
Sales	9,880	7,644	29%
EBIT	926	644	44%
thereof: Exploration and Production	459	303	51%
Refining and Marketing	442	265	67%
Gas	75	79	(4)%
Chemicals	25	43	(42)%
Clean EBIT	979	705	39%
Net income	642	393	63%
Clean net income	678	433	56%
Net income according to US GAAP	655	372	76%
Cash flow from operating activities	1,001	939	7%
Capital expenditure	2,274	1,381	65%

in EUR			
Earnings per share	23.76	14.60	63%
Clean earnings per share	25.09	16.10	56%
Earnings per share according to US GAAP	24.31	13.33	82%
Cash flow per share	37.16	34.95	6%
Dividend per share	4.40	4.00	10%

in %			
Return on average capital employed	15.9[1]	11.6	37%
Return on fixed assets	22.4[1]	16.4	37%
Return on equity	19.4[1]	15.4	26%
Gearing ratio	13.9	40.3	(66)%

[1] Calculation based on figures excluding Petrom

Contents

Highlights of 2004



250
200
150
100
EUR
118.08
OMV
share price +88%
EUR 221.69
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04

January
- ▷ Polyfelt commences construction of new plant in Linz, Austria

February
- ▷ New exploration license awarded in the Taranaki Basin, New Zealand

March
- ▷ Study company established for the Nabucco natural gas pipeline project
- ▷ Supervisory Board approves new management holding structure

April
- ▷ Disposal of 90% share in Cabimas oil field, Venezuela
- ▷ Commencement of Schwechat expansion to become a leading location in the plastics industry by 2006
- ▷ OMV submits binding offer for 51% stake in Petrom

May
- ▷ Expansion and extension of Russian gas supply contracts
- ▷ OMV closes sale of Sudanese exploration blocks
- ▷ AGM approves dividend of EUR 4 per share
- ▷ OMV enters into exclusive negotiations on Petrom
- ▷ New offshore exploration license awarded in Albania

June
- ▷ OMV signs contract to acquire 100% of OMV Istrabenz

July
- ▷ Signed agreement for the acquisition of 51% of Petrom

August
- ▷ Share in the Sole gas field in Australia increased by 5% to 40%

September
- ▷ Six new exploration licenses in the UK – OMV operator for the first time

October
- ▷ Increased stake in MOL to 10%
- ▷ Signed agreement for the sale of 25.1% stake in Rompetrol

November
- ▷ New oil and gas production in the British North Sea as Howe field goes on stream

December
- ▷ OMV closes acquisition of 51% of Petrom
- ▷ Capital increase and convertible bond successfully completed

2004 was a transformational year for the OMV Group. Through our acquisition of 51% of Petrom, OMV became the undisputed leading integrated oil and gas group in Central Europe. Our ambitious growth targets set in 2002 of doubling the size of the Company by 2008 have largely been met today. Our outstanding results show that the strategy of growing dynamically and profitably as an integrated oil and gas company is the right one. We are now fully focused on the challenges and opportunities of the integration of Petrom and we will continue to focus on delivering strong shareholder returns, and on consolidating our clear leadership in the region.

We have much pleasure in sending you our Annual Report for 2004. Thank you for your continuing confidence in our Group.

Wolfgang Ruttenstorfer

Corporate vision

As the leading oil and gas group in Central Europe, headquartered in Vienna, our job is mobility. We keep people and ourselves moving.

Corporate mission

We explore and produce oil and gas on five continents. We supply millions of people with transportation and heating fuels, and with goods and services to produce everyday consumer products.



Objectives and strategy

OMV Group

Our market position

OMV is today the leading oil and gas company in Central Europe following the acquisition of Preussag's international E&P portfolio, part of the BP/Aral filling station network and an interest in Bayernoil refining network in 2003, and the acquisition of a majority stake in the Romanian oil and gas company Petrom in December 2004. Our core activities comprise exploration and production, refining and marketing, gas and chemicals. In addition, OMV holds a 25% stake in the second largest European polyolefin producer, Borealis A/S, and 10% of the Hungarian oil company MOL.

The Petrom acquisition

A milestone in OMV's expansion drive

On December 14, 2004, OMV completed the acquisition of a 51% interest in the largest company in Romania, Petrom S.A. This acquisition has created the largest oil and gas company in Central Europe, with:

- ▷ Some 1.4 bn boe of oil and gas reserves
- ▷ Daily production of approximately 345,000 boe
- ▷ Annual refining capacity of 26.4 mn t
- ▷ A market share of around 18% in the Danube area
- ▷ Some 2,400 filling stations in 13 countries

Our objectives

The Petrom acquisition means that in many areas of operations we have reached our goal of doubling the size of the Group between 2001 and 2008: Oil and gas production has more than quadrupled, from 78,000 boe/d in 2001 to 345,000 boe/d. At 0.64 to 1 the upstream integration ratio – the ratio of oil and gas production to refining capacity – is well above our 0.50 to 1 target. Our 18% market share in the Danube region is close to the 20% target for 2008. In the Gas business wholesale and retail sales in Austria and neighboring countries had already hit 8.4 bcm by 2004, and should reach our 10 bcm target by 2008. In Chemicals, the new melamine plant in Piesteritz entered pilot operation on schedule in 2004. This new capacity should enable us to meet our objective of boosting melamine sales to 200,000 t/y by 2008.

Our strengths

Our strong position in Central Europe, and the high level of integration of our Exploration and Production, and Refining and Marketing operations provide a strong platform for continued profitable growth. Thanks to our robust cash flow and a successful stock issue, our financial health remains robust after the Petrom acquisition, leaving us well placed for further expansion.

Our strategy

We will focus on developing and integrating the Petrom acquisition over the next few years. We intend to continue to grow both organically and by acquisition with the objective of creating shareholder value. We are aiming to deliver a return on average capital employed (ROACE) of 13% given average market conditions.

Exploration and Production

Our market position

We are involved as an operator or a partner in exploration, development and production projects in five core regions – Central Europe, the North Sea, North Africa, the Middle East and Australia/New Zealand. In 2004 about one-third of our upstream output came from Austria and the rest from equity production abroad. Our production rate (excluding Petrom) was 125,000 boe/d, of which 60% was oil and 40% natural gas. Following the consolidation of Petrom in 2005, our core region of Central Europe will account for around 70% of production. As of the end of 2004 our estimated proved reserves (including Petrom) were 1.4 bn boe.

Our objectives

Due to the massive increase in reserves and production brought about by the Petrom acquisition we hit our 2008 target of doubling output to 160,000 boe/d. We are now looking to lift production to 350,000 boe/d by 2008.

Key achievements in 2004

- ▷ Increase in reserves by 1 bn boe and production by around 220,000 boe/d through the acquisition of Petrom
- ▷ Start of development of the Pohokura gas field in New Zealand
- ▷ Streamlining of the E&P portfolio: Disposal of exploration blocks in Sudan and of our stake in the Cabimas oil field in Venezuela
- ▷ Discoveries in Austria, Iran, Libya and the UK
- ▷ Acquisition of six exploration licenses in the UK

Our strengths

- ▷ Strong track record in optimizing recovery from complex onshore structures
- ▷ Enhanced oil recovery (EOR) from mature fields
- ▷ Implementation of leading edge seismic exploration and exploration technologies
- ▷ Outstanding expertise in building and operating sour gas production plants
- ▷ Experience of development projects in politically difficult and environmentally sensitive areas

Our strategy

- ▷ Apply our onshore expertise at Petrom
- ▷ Focus on our five core regions and evaluate our target area, Russia
- ▷ Continue to streamline the existing asset portfolio
- ▷ Expand our exploration portfolio with attractive projects

Refining and Marketing including petrochemicals

Our market position

We operate refineries in Schwechat, Austria and Burghausen, Southern Germany, both with integrated petrochemical complexes. Together with Petrom's Petrobrazi and Arpechim plants and our 45% stake in Bayernoil, Southern Germany, our combined nameplate capacity amounts to 26.4 mn t/y (540,000 bbl/d). Since we now have a strong presence in Romania through Petrom we will divest our 25.1% stake in Rompetrol. By the end of 2004 we had 2,385 filling stations in 13 Central European countries (including the Petrom network). Our extensive retail network and our efficient commercial business underpin our market leadership, and provide a platform for continued profitable growth.

Our objectives

The Petrom acquisition has lifted our market share to 18%, taking us a big step closer to our 20% target. Our goal of a 20% market share in the Danube region by 2008 remains in place.

Key achievements in 2004

- ▷ 8 mn t/y in additional refining capacity and 612 filling stations through the Petrom deal
- ▷ Acquisition of the remaining interest in the OMV Istrabenz joint venture (now renamed OMV Adriatik)
- ▷ Work begun on expanding ethylene and propylene capacity at the Schwechat refinery and at the related polyolefin plant at Borealis
- ▷ Successful integration of the BP/Aral and Avanti filling station networks
- ▷ Pioneering roll-out of a Europe-wide AdBlue filling station network for low emission trucks

Our strengths

- ▷ Favorable geographical position in the growing markets along the Danube
- ▷ Strong brand positioning and an innovative approach to non-oil business
- ▷ High product quality and environmental standards in our Refining and Marketing business

Our strategy

- ▷ Enhance efficiency, particularly at Petrom
- ▷ Optimize and expand the retail network
- ▷ Leverage synergies at Bayernoil, and in supply and marketing
- ▷ Diversify our sources of crude oil
- ▷ Expand and strengthen our petrochemical operations

Gas

Our market position

The Gas unit is a core business with considerable growth potential. We are active along the entire value chain. We meet about 90% of Austrian demand, drawing our supplies from Germany, Norway, Russia, and domestic reserves. We play a key role in gas transit, with over one-third of all Russian gas exports to Western Europe passing through the Baumgarten hub. Our 2,000 km pipeline network and our gas storage facilities play a major part in safeguarding security of supply in Austria and beyond.

Our objectives

Our target of expanding gas wholesale and retail sales volume in Austria and neighboring countries to 10 bcm by 2008 remains in place.

Key achievements in 2004

- ▷ Completion of a feasibility study for the Nabucco project – a new gas pipeline running from Turkey to Austria, via Bulgaria, Romania and Hungary
- ▷ Improved supply security through expansion and extension of the Russian gas supply agreements
- ▷ Expansion of the compressed natural gas (CNG) filling station network
- ▷ The EconGas marketing joint venture now well established in the large customer segment

Our strengths

- ▷ Availability of self-produced gas through the physical integration of the Gas and Exploration and Production businesses
- ▷ Long-term relationships with major gas suppliers
- ▷ Highly competitive storage and transportation costs
- ▷ Operator of a major Central European gas transit hub
- ▷ Strong position held by EconGas on the Austrian market

Our strategy

- ▷ Achieve even closer integration of the upstream and Gas businesses
- ▷ Develop new supply routes from the gas rich Caspian region and the Middle East to Central Europe (Nabucco pipeline project)
- ▷ Establish EconGas as a major gas supplier across Central Europe

Chemicals

Our market position

Our AMI Agrolinz Melamine International GmbH subsidiary is the world's second-largest producer of melamine – a synthetic resin used in laminated flooring, furniture and boards. AMI is currently expanding capacity, and is drawing level with the world's largest supplier. We also lead the plant nutrient market in Austria and Southeastern Germany.

Our objectives

Double 2001 melamine sales volume to 200,000 t by 2008.

Our key achievements in 2004

- ▷ A new melamine plant in Piesteritz, Germany started test production on schedule
- ▷ AMI doubled its sales and raised its market share to 20% in North America

Our strengths

- ▷ Strong position as one of the two global market leaders
- ▷ Cost leadership through proprietary production technology
- ▷ Excellent service quality

Our strategy

- ▷ Extend cost and technology leadership
- ▷ Bring new plants onstream at strategic locations
- ▷ Expand in Asian growth markets
- ▷ Launch innovative melamine performance products

Supervisory Board

Rainer Wieltsch
Chairman
Member of the ÖIAG Management Board
Member of 4 supervisory boards
(chairman of 1 board)
First election at the AGM on May 24, 2002

Peter Michaelis
Deputy Chairman
Spokesman of the ÖIAG Management Board
Member of 3 supervisory boards
(chairman of 2 boards)
First election at the AGM on May 23, 2001

René Alfons Haiden until May 18, 2004
First election at the EGM on October 16, 1990

Wolfram Littich
Chairman of the Management Board of
Allianz Elementar Versicherungs-AG
First election at the EGM on May 23, 2001

Herbert Werner
Member of 2 supervisory boards
(chairman of 1 board)
First election at the AGM on June 4, 1996

Norbert Zimmermann
Chairman of the Management Board of Berndorf AG
Member of 2 supervisory boards
First election at the AGM on May 23, 2001

Mohamed Nasser Al Khaily
Deputy Chairman
Managing Director of IPIC
Member of 1 supervisory board
First election at the AGM on June 7, 1995

Helmut Draxler
Chairman of the Management Board of RHI AG
First election at the EGM on October 16, 1990

Murtadha Mohammed Al Hashemi
Division Manager/Finance of IPIC
First election at the AGM on May 18, 1999

Gerhard Mayr
Member of 1 supervisory board
First election at the AGM on May 24, 2002

Herbert Stepic since May 18, 2004
Deputy-CEO of Raiffeisen Zentralbank Österreich AG
First election at the AGM on May 18, 2004

In addition to managers with international experience of our core shareholders, the Supervisory Board also includes highly qualified independent members elected at the Annual General Meeting (AGM). Regarding the definition of independence, OMV orients itself towards the recommendations of the EU.

Delegates of the Group Works Council:
Leopold Abraham
Wolfgang Baumann since November 11, 2004
Franz Kaba
Hugo Jandl until November 11, 2004
Hugo Pleckinger since November 11, 2004
Wolfgang Weigert until November 11, 2004
Ferdinand Nemesch

Personnel and Presidential Committee:
Wieltsch, Al Khaily, Michaelis, Abraham,
Kaba until November 11, 2004, Baumann since November 11, 2004

Accounting Committee:
Wieltsch, Al Khaily, Michaelis, Littich, Abraham,
Kaba until November 11, 2004, Baumann since November 11, 2004

Strategy and Project Committee:
Wieltsch, Al Khaily, Michaelis, Al Hashemi, Littich,
Zimmermann, Abraham, Kaba, Nemesch

The information regarding the supervisory board mandates refers to listed, external companies other than OMV. Supervisory board mandates on subsidiaries or associated companies which are part of these external companies are not taken into account, in accordance with rule 54 of the Austrian Corporate Governance Code.

Dear Stockholders,

For the OMV Group, the 2004 financial year was one of remarkable progress. The acquisition of a majority interest in the Romanian oil and gas company Petrom, the well received capital increase, the related increase in the free float to over 50%, the convertible bond issue, and the best results in the Group's history made 2004 a very special year. The market has recognized this success and the stock performance has been excellent. I should like to take this opportunity to express my gratitude to the Executive Board and the workforce, who went to the limits of their energies and abilities in recording these achievements and opening up new perspectives for the Company.

Naturally, the work of the Supervisory Board centered on these important decisions which were the subject of intensive discussions and constant monitoring. The Board was fully involved in all the main aspects of the Petrom acquisition and the capital market transaction. Under the dual board system, the role of the Supervisory Board should be that of a bridge between the shareholders and management, which acts on their behalf. We took this responsibility very seriously last year, as it fell to us to weigh up the opportunities and risks involved, and to assess the feasibility of management's plans, and their potential contribution to sustained value growth.

The Supervisory Board therefore met six times in 2004. Attendance was 93.3%, and no member of the Board was absent from more than 50% of the meetings. The Accounts Committee convened twice, devoting increased attention to risk management and to the duties and findings of Corporate Internal Audit. The Strategy and Project Committee met once, and the Personnel and Presidential Committee twice. The Supervisory Board meeting held on June 29, 2004 centered on Group strategy and the three year business plan derived from it.

In the interests of transparency it is important to state here that all the major decisions taken in this year were made with the unanimous support of the Supervisory Board. I am glad that, during this challenging phase in the Company's history, all of the Board's members – with the exception of René Alfons Haiden who stepped down because he had reached the age limit – were reappointed at the last Annual Stockholders' Meeting. The Supervisory Board is composed of leading experts, and was further strengthened in 2004 by the arrival of Herbert Stepic, whose responsibilities as deputy chief executive of a major bank mainly relate to Central and Eastern Europe.

The Supervisory Board attaches particular importance to continuous improvement of OMV's corporate governance. Stockholders' confidence is vital to a company's success, and we see it as our responsibility to strengthen this trust. More information on this issue can be found in sections of this report on corporate governance and corporate social responsibility.

The Accounts Committee has a particularly important role as it performs the function of an audit committee. It assesses the independence of the auditors, and keeps up to date with the status of deliberations during the audit. Audit plans and findings are discussed with Corporate Internal Audit, as is the Management Letter and the effectiveness of the risk management system.

Following thorough examination and discussions with the auditors at Accounts Committee and plenary meetings, the Supervisory Board approved the directors' report, prepared in accordance with section 127 of the Stock Corporation Act, and the annual financial statements for 2004 which are hereby adopted under section 125 (2) of the Stock Corporation Act. The Board has also approved the consolidated financial statements and the Group directors' report.

The Supervisory Board has approved the Executive Board's proposal to pay a dividend of EUR 4.40 per share and to carry forward the remaining EUR 6,330 to new account.

Vienna, March 24, 2005

Rainer Wieltsch
Chairman of the Supervisory Board

Significant investments

OMV Aktiengesellschaft, Vienna

Exploration and Production

Company	Share
OMV Exploration & Production GmbH, Vienna	**100%**
OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna	100%
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	100%
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	100%
OMV Austria Exploration & Production GmbH, Gänserndorf	100%
– van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	100%
– OMV Proterra GmbH, Vienna	100%
– – ALTEC Umwelttechnik GmbH, Vienna	76.92%
– OMV (BAYERN) Exploration GmbH, Vienna	100%
OMV (Bulgaria) Offshore Exploration GmbH, Vienna	100%
OMV (IRAN) onshore Exploration GmbH, Vienna	100%
OMV (IRELAND) Exploration GmbH, Vienna	100%
OMV Oil and Gas Exploration GmbH, Vienna	100%
OMV Oil Exploration GmbH, Vienna	100%
OMV Oil Production GmbH, Vienna	100%
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	100%
OMV Petroleum Exploration GmbH, Vienna	100%
OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna	100%
OMV (SUDAN) Exploration GmbH, Vienna	100%
OMV (Tunesien) Exploration GmbH, Vienna	100%
OMV (Tunesien) Production GmbH, Vienna	100%
OMV (Yemen Block S2) Exploration GmbH, Vienna	100%
OMV (YEMEN) Exploration GmbH, Vienna	100%
OMV (YEMEN) South Hood Exploration GmbH, Vienna	100%
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	100%
OMV New Zealand Ltd., Wellington	100%
OMV OF LIBYA LIMITED, Douglas	100%
OMV (U.K.) Limited, London	100%
PEI Venezuela Gesellschaft mit beschränkter Haftung, Düsseldorf	100%
Preussag Energie International GmbH, Lingen	100%
OMV AUSTRALIA PTY LTD., Perth	**100%**
OMV Petroleum Pty Ltd., Perth	100%

Refining and Marketing incl. petrochemicals

Company	Share
OMV Refining & Marketing GmbH, Vienna	**100%**
AUSTRIA Mineralöl GmbH, Vienna	100%
AVANTI Tankstellenbetriebs-gesellschaft m.b.H., Vienna	100%
OMV – International Services Ges. m.b.H., Vienna	100%
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau	79.67%
OMV BiH Ltd. Trade in Oil and Gas Derivatives, Sarajevo	100%
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia	100%
OMV Ceská republika, s.r.o., Prague	100%
– AVANTI CZ spol. s.r.o., Prague	100%
OMV ISTRABENZ d.o.o., Zagreb	100%
OMV Deutschland GmbH, Burghausen	90%
– BAYERNOIL Raffineriegesell-schaft mbH, Ingolstadt (at equity)	45%
– OMV Bayern GmbH, Burghausen	100%
OMV Hungária Ásványolaj Kft., Budapest	100%
OMV ADRIATIK Holdinska družba d.o.o., Koper	100%
– INTEROIL d.o.o., Srebrenik	80%
– OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper	90%
OMV Italia S.r.l., Verona	100%
OMV – JUGOSLAVIJA d.o.o., Belgrade	100%
OMV Slovensko, s.r.o., Bratislava	100%
OMV Supply & Trading AG, Zug	100%
SC OMV Romania Mineraloel s.r.l., Bucharest	100%
POLYFELT Gesellschaft m.b.H., Linz	100%
– BIDIM Geosynthetics S.A., Bezons	100%
– Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam	100%
Borealis A/S, Lyngby (at equity)	25%
OMV Deutschland GmbH, Burghausen	**10%**

Gas

Company	Share
OMV Gas GmbH, Vienna	**100%**
AGGM Austrian Gas Grid Management AG, Vienna	100%
Central European Gas Hub GmbH, Vienna	100%
EconGas GmbH, Vienna (at equity)	50%
OMV Cogeneration GmbH, Vienna	100%
OMV Erdgas-Beteiligungs-gesellschaft mbH, Vienna	100%
– *Ferngas Beteiligungs-Aktiengesellschaft, Vienna*	*68,23%*
– – Oberösterreichische Ferngas AG, Linz (at equity)	50%

Chemicals

Company	Share
AMI Agrolinz Melamine International GmbH, Linz	**100%**
Agrolinz Melamine International Deutschland GmbH, Wittenberg	75%
Agrolinz Melamine International Italia S.r.l., Castellanza	100%

Petrom

Company	Share
Societatea Nationala a Petrolului Petrom S.A., Bucharest	**51%**
Kom Munai, Kazakhstan	95%
Oztyurk Munai, Kazakhstan	95%
Petrom Hungaria Kft., Telekgerendás	100%
Petrom Moldova, Chisinau	65%
Tasbulat Oil Corporation LLP., Kazakhstan	100%

Corporate and other

Company	Share
OMV Solutions GmbH, Vienna	**100%**
OMV Clearing und Treasury GmbH, Vienna	100%
Amical Insurance Limited, Douglas	**100%**
Diramic Insurance Limited, Gibraltar	100%

This chart shows investments which are subject to full consolidation and other significant at equity investments.

Legend:

Subsidiary company in %

Second-tier subsidiary in %



Executive Board

Wolfgang Ruttenstorfer (*1950)

As of January 1, 2002 Chairman and Chief Executive Officer; responsible for Gas and Chemicals

He began his career with OMV after graduating from the Vienna University of Economics and Business Administration in 1976, going on to head the planning and financial control, corporate development and marketing functions, among others. He was a member of the Executive Board from 1992 to 1997. From 1997 to 1999 he was Austria's Deputy Finance Minister. In January 2000 he returned to the OMV Group as Deputy Chief Executive Officer, assuming responsibility for Finance and the Gas segment.

Gerhard Roiss (*1952)

As of January 1, 2002 Deputy Chairman; responsible for Refining and Marketing including petrochemicals

His business education at Vienna, Linz and Stanford (USA) prepared him for managerial responsibilities at various companies in the consumer goods industry. In 1990 he started as head of OMV's Group marketing department. In the same year he was appointed to the board of PCD Polymere GmbH. He moved across to the OMV Executive Board in 1997. Until the end of 2001 he was responsible for Exploration and Production, and for the Plastics operations.

David C. Davies (*1955)

As of April 1, 2002 Chief Financial Officer

David C. Davies graduated from the University of Liverpool (UK) in Economics in 1978 and started his career as a chartered accountant. He then held positions in international companies in the beverage, food and health industry. Before joining OMV he had been finance director of a number of UK companies.

Helmut Langanger (*1950)

As of January 1, 2002 responsible for Exploration and Production

Helmut Langanger complemented his education at the Mining University in Leoben with a degree in economics in Vienna. In 1974 he began his career with OMV. He was appointed Senior Vice President for Exploration and Production in 1992, and in this position he played a key role in building up the Group's international E&P portfolio.

The terms of office of all Board members' run until the end of March 2010. The OMV Board Members represent 4 out of the 7 members of the Board of Directors of Petrom S.A., where OMV holds a 51% majority since December 2004.

Statement of the Chairman of the Executive Board

Dear stockholders,

Three years ago, the Executive Board introduced a corporate strategy with the ambitious goal of doubling OMV's size by 2008. We set ourselves the targets of:

- ▷ Raising oil and gas production to 160,000 boe/d
- ▷ Claiming a 20% share of our core Central European markets
- ▷ Growing gas sales to 10 bcm
- ▷ Attaining an upstream/downstream integration ratio of 0.5 to 1

I'm delighted to report to you where we stood including Petrom at the end of 2004 as compared to 2001.

- ▷ Oil and gas output more than quadrupled to 345,000 boe/d
- ▷ Proved reserves had climbed by 314% to 1.4 bn boe
- ▷ Market share in our core market had grown to 18%
- ▷ The forecourt network had expanded by 106% to 2,385 stations
- ▷ Refining capacity was 103% higher at 26.4 mn t
- ▷ Gas sales had advanced by 27% to 8.4 bcm
- ▷ The upstream to downstream integration ratio had progressed from 0.3: 1 to 0.6:1

Entering a new dimension

The acquisition of a majority stake in Romania's Petrom oil and gas group marked a massive leap forward for our expansion drive. As a fully integrated company with an estimated 1 bn boe in oil and gas reserves, 8 mn t in refining capacity and 600 filling stations, Petrom is an excellent match for our strategy, and the transaction means that we are now well on our way to reaching our targets. OMV is now operating on a completely different scale.

Through Petrom OMV is now operating on a completely different scale

Improved results through profitable growth

In 2004 we exceeded the previous year's record earnings, delivering almost EUR 1 bn in EBIT. The highly favorable trading environment for the oil industry played a part in this result, but so, too, did effective execution of a well-chosen strategy. Our figures show that OMV has not only grown, but has done so profitably. This is reflected in the increased return on average capital employed (ROACE). During the year under review we invested a total of some EUR 2.3 bn and despite the heaviest capital investment in our history, we generated positive free cash flow before dividend payments.

Milestones in 2004

In short, our promises have not been empty: we have moved decisively and successfully towards profitable growth. The speed of our advance accelerated due to the Petrom acquisition.

Other important developments should not be forgotten however. The first big steps towards expansion came with two large acquisitions – those of Bayernoil and Preussag – made in 2003. These operations were rapidly and successfully integrated in 2004, and delivered strong contributions to earnings.

During the year we also registered encouraging exploration successes in Austria, Iran and Libya, as well as the UK sector of the North Sea, where OMV is now acting as an operator for the first time. Meanwhile, we significantly strengthened our position in the Adriatic region by buying out the joint venture partner's 50% interest in OMV Istrabenz. Following its reorganization as a holding company, OMV now has an organizational structure that will make it easier to manage growth.

Also noteworthy were the capital increase and convertible bond issue in December 2004 – the first combined financial transaction of this size seen in Austria to date. The innovative structure of the deal has opened up a new investor base for us. The proceeds have enabled us to refinance partly the Petrom acquisition, and have given us the financial flexibility needed for future business development. Since our two core shareholders, ÖIAG and IPIC, did not exercise their subscription rights, the free float increased to more than 50% of our shareholder base.

Strong platform for earnings growth

The growth in our reserves and output have placed our exploration and production operations on an entirely new scale. Our E&P portfolio is concentrated in five key regions. In the core Central European market served by our Refining and Marketing business, OMV is now the undisputed leader. This is an attractive market of 100 million people, with an annual demand for petroleum products of around 80 mn t. The Danube region is experiencing rapid economic growth, and most of the countries concerned have either already joined the European Union or are due to do so before long. We stand out from our competitors in terms of the high degree of integration – physical as well as financial – between our oil and gas production, and processing and marketing activities, which represent a seamless value chain.

The equity market has recognized the strength of our position and the opportunities we have created for ourselves and has pushed up our stock price by 88% in 2004. Your OMV shares are now worth two-and-a-half times what they were three years ago.

Despite the heavy investments made to safeguard the Company's future, the Company's positive performance in 2004 enables us to propose a further increase in the dividend to EUR 4.40 per share at the Annual Stockholders' Meeting.

Social responsibility

Our commercial success both underpins our ability to commit to wider sustainability values, and creates a moral obligation to do so. I am convinced that our responsible approach to climate change, health and safety, and to the social and natural environment in which we operate will bring benefits to all in the medium term, and a win-win situation for our stakeholders and ourselves. OMV takes the values and policies enshrined in its Code of Conduct very seriously, and works hard to translate them into action. However, these issues present major challenges in day-to-day operations, and can only be addressed by an ongoing process of continuous improvement. It goes without saying that OMV is expected to deliver a strong financial performance, but our stakeholders can also rest assured that we will pursue high standards of environmental and social responsibility. The accountability and transparency we have long shown in our corporate governance play a significant part in achieving these goals.

Outlook

2004 was an excellent year, and we have used it to lay the groundwork for sustainable business development based on profitable growth. We believe that the capabilities acquired during OMV's transformation from an Austrian state enterprise into a listed multinational oil and gas group with a free float of over 50% will enable us to exploit future opportunities.

Our Company has demonstrated its ability to reinvent itself. Our people made an outstanding contribution last year, and I should like to take this opportunity to express my sincere gratitude and admiration for their achievements. Our workforce continues to be a key success factor as we lead our greatly expanded Group forwards towards a bright future.

In 2005 we will be focusing all our efforts to ensure that the consolidation of Petrom offsets the expected negative impact of a partly harsher business climate. The integration of Petrom will be a big challenge, one which will take several years to complete. The resources we develop in surmounting this task will serve to equip us for further growth.

Wolfgang Ruttenstorfer

Corporate social responsibility



In its Code of Conduct, OMV has committed itself to economic, environmental and social values across the "triple bottom line". Comprehensive information on these performance measures is included in a separate corporate social responsibility (CSR) Performance Report, while the Annual Report is mainly devoted to the economic dimension. The Performance Report, which appears every two years, makes concrete, transparent disclosure on progress towards fulfilling our pledges. In future, the format will be based on the reporting guidelines drawn up by the Global Reporting Initiative (GRI). The next Performance Report will appear in autumn 2005.

As a European group, we are committed not only to economic but also to environmental and social values

It is important to us that our acceptance of our responsibilities should not end with the publication of thick, glossy brochures, but should be reflected in action. Because of this, the main corporate social responsibility targets are incorporated in our internal Balanced Scorecard system, so as to enable us to create sustainable value across the triple bottom line.

In 2004, the Code of Conduct was given the status of a corporate guideline. It thus applies to everyone in our Group – from the boardroom to the shop-floor – worldwide. Other CSR guidelines set out the required behavior and processes in detail.

Viewed in isolation, every action primarily benefits a given group of stakeholders or section of civil society, or addresses a particular environmental issue. As a whole, however, CSR policies create a win-win situation, since they also create customer satisfaction, employee motivation, transparency for investors, energy efficiency, and confidence among other stakeholders – in other words, the essential elements on which sustainable business success depends.

The following pages briefly review progress on health, safety and environment, and innovation through research and development. In 2004 OMV spent about EUR 9.81 mn on community projects. We are particularly proud of the community development project in the desert area of southern Pakistan, which we shall continue to fund. We are providing financial, educational, technical and organizational support for self-managed drinking water, school, health, reforestation and income generation programs.

Meanwhile, by combining commitments to sporting and social causes, our sponsoring activities have gained widespread media exposure. The many fundraising activities under the Move & Help umbrella generated financial support for projects undertaken by our partners, Caritas, Hope'87 and SOS Kinderdorf.

Our social sponsoring programs focus on creating educational opportunities for young people. The main priority is assistance for underprivileged groups such as unaccompanied minors seeking political asylum or landmine victims.

We are aware that, in today's globally competitive world, it will not always be easy to meet our ambitious CSR goals, internally and externally. The purpose of our performance reports is to give an open and honest account of what has and has not been achieved.

For more information on OMV's approach to corporate social responsibility visit www.omv.com.

Human resources

Our people are crucial to the success of our sustainable business policies. Their knowledge, talents, creativity and spirit of entrepreneurship hold the key to OMV's future. Without management principles aimed at enhancing these capabilities, major restructuring and the integration of major acquisitions would not be possible. Because of this, our Balanced Scorecard approach to performance measurement focuses on the competencies that drive success.

2004 was a year of far-reaching changes in the overall organization of the Group. A new holding company structure was introduced during the summer. In the run-up to reorganization, intensive negotiations were held with labor representatives to ensure that the transition to the new, legally independent companies in our business segments went smoothly for employees.

Another important task was laying the groundwork for the Petrom acquisition. Romanian labor law and the structure of Petrom's workforce had to be investigated, and key personnel identified. Many employees expressed a willingness to take on a role at Petrom, and by the end of 2004 some 64 employees had already been assigned to Romania. We also launched a trainee program for mainly young Romanian financial controllers and auditors.

In order to maintain an employee development effort across the Group, the career and succession planning program is a paramount element of our human resources activities. Our 280 most senior positions, 27% were filled during the year, mostly by internal promotion.

In 2004 the goal set for the OMV Leadership Initiative was that of promoting entrepreneurial dynamism. A total of 14 Executive Board and senior management workshops with 13 project mentors developed and successfully implemented a large number of initiatives in the business units, aimed at strengthening skills in this area.

The high priority attached to employee development was reflected in the 890 training events and 15,000 participant days recorded during the year. The cost was the same as in 2003, at EUR 3.1 mn.

A mentoring program for new entrants is in place. Employees who have been with the Company for some time support newcomers during the initial stages of their careers. The Young Professionals Club OMV (YPCO) helps young employees get to know each other and meet members of top management.

Innovative, proactive human resources management methods support the implementation of Group strategy

We gain important insights about internal information, health, enjoyment of work, cooperation and organization through a job satisfaction survey, which we conduct on an annual basis. The results of this survey are summarized in the Human Capital Management (HCM) publication. The survey brought a slight increase in the overall index, from 66 to 67 points (out of 100 possible), and an improvement in the response rate from 58% to 66%. Progress was particularly marked in the communications and information flows area.

Due to the consolidation of the acquisitions made in 2004 the head count at year end was up from 6,137 to 57,480, including 51,005 Petrom employees.

Payroll as of December 31	**2004**	2003	2002
Non-salaried staff	2,272	2,329	2,253
Salaried staff	4,011	3,619	3,405
Apprentices	148	140	123
Executive Board and senior executives	44	49	47
Employees excluding Petrom	**6,475**	**6,137**	**5,828**
thereof in Austria	4,285	4,316	4,345
Rest of Europe	1,712	1,357	1,218
Rest of the world	478	464	265
Petrom employees	51,005	—	—
OMV Group	**57,480**	**6,137**	**5,828**

Health, safety and environment

Our values for health, safety and environment (HSE) are laid down in our Code of Conduct and in our HSE Group Policy which are derived from it. Annual targets and programs at Group and business unit level ensure that our beliefs are translated into action, and that our performance in these areas is continuously improved. The Executive Board receives regular reports on goal attainment and results. An important aspect of HSE activities in 2004 was assessing the situation at Petrom in the run-up to the acquisition. Implementing OMV's standards at Petrom will be a key task over the next few years.

Preventive health programs
We attach great importance to first-class, comprehensive occupational medical care. The central aim is to promote preventive programs across the entire Group and improve our preventive health care standards. In 2004 the main focus was on the skin protection program. During the year we established apprentices' health circles which also addressed safety issues. Particular emphasis is placed on encouraging young employees to take the initiative at their workplaces. The employees assigned to Petrom since December 2004 received thorough check-ups before leaving, and excellent medical services are in place in Romania.

Our Group-wide HSE standards go beyond the legal regulations; HSE targets are embedded in our Balanced Scorecard system

Top priority for safety
We aim to ensure that everyone who works for or with us goes home safely each day. Because of this, each and every senior executive and line manager is held personally responsible for safe working practices. In 2004, management carried out a total of 6,830 safety audits. The lost time incident rate (LTIR) per million hours worked has improved steadily since 2000, and fell to 3.76 in the year under review. In 2004, some large-scale projects such as the rebranding of over 300 filling stations and the maintenance turnaround at the Schwechat refinery, involving some 510,000 hours worked, were completed without a single accident. The BAU-Berufsgenossenschaft (German construction industry liability insurance association) honored the new melamine plant in Piesteritz, Germany as a model construction site.

Despite all our efforts there were two fatal accidents involving contractors in 2004, which we deeply regret. We will therefore be taking a still more aggressive approach to our Think:ahead, discover safety program in 2005, in order to heighten safety awareness among OMV employees and contractors.

Number of accidents
(absence from work ≥ 1 day in 1 million working hours)


10
9
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
Target 2004
OMV employees
Contractors

Milestones in environmental protection
In line with our commitment to responsible environmental stewardship, OMV is taking up the challenge of international climate change policy, and is participating in the EU emission trading scheme. We are continuing to invest in improved products, and are playing a pioneering role in Europe in a number of areas. On January 1, 2004, OMV became the first oil company in Austria to market sulfur-free transportation fuels, five years before the EU deadline; these products are on sale at all our Austrian filling stations. OMV has also mounted a major drive to market natural gas as a transportation fuel at its filling stations. Compressed natural gas (CNG) results in lower CO_2 emissions than conventional fuels.

OMV has joined forces with leading truck manufacturers to develop the emission reducing AdBlue technology. In 2004, filling stations in the Czech Republic, southern Germany and Tyrol began dispensing AdBlue, and another 67 outlets will follow by 2007. Meanwhile we have also prepared ourselves to supply biodiesel in the future. We have announced our readiness to start blending a 5% biofuel component with our diesel on October 1, 2005. OMV is very ambitious regarding the implementation of the EU targets. Our Schwechat refinery is one of the first plants in Europe to obtain certification under the new ISO 14001:2004 environmental management standard.

For detailed information on our HSE record, readers are referred to our HSE Report at www.omv.com and our next performance report, due out in autumn 2005.

Research and development

OMV's research and development (R&D) effort aims to put innovative ideas into practice that will benefit customers, the environment and the Group itself. It helps the business units to widen their product ranges, and achieve high product and service quality standards. Group research and development spending totaled EUR 18.70 mn in 2004 (2003: EUR 22.72 mn).

In **Exploration and Production,** R&D activities centered on improving exploration methods, thereby increasing the success rate, on enhanced recovery techniques aimed at increasing extraction from mature reservoirs, and on reducing the cost and environmental impacts of oil and gas production.

OMV explores for or produces hydrocarbons from fractured reservoirs in Austria, Albania and Iran. A multidisciplinary team consisting of geologists, geophysicists, well log interpreters and drilling and reservoir engineers is working to accumulate expertise in this challenging area. The experts are working to boost output, and cut finding, development and production costs at these structurally complex fields over the next three years.

Another R&D challenge in the oil business today is the treatment of produced water. OMV is an industry leader in environmentally friendly microbiological treatment of oil field water.

In **Refining and Marketing,** the across-the-board changeover to sulfur-free products at the start of the year was the main improvement in fuel quality in 2004. This breakthrough enabled our customers to begin enjoying the benefits of environmentally friendly driving long before the deadline for the new legal standards. The CO_2 emission issue has increased auto makers' interest in relatively small, high performance gasoline engines. In order to offer a fuel tailored to engines like this in terms of power output and fuel economy, we developed and successfully launched Super 100 – a gasoline grade with a RON of over 100 that draws on racing experience.

Implementing the EU Biofuel Directive will create a market for fuels with biogenic components. The optimization of blended diesel/biodiesel fuels and their additivation was therefore a major R&D priority.

The European Bioflam project, coordinated by OMV, has developed a solution that significantly reduces the negative environmental impacts of oil-fired central heating boilers. In this project a new kind of flameless ceramic burner has been developed for premixed liquid fuel, based on the innovative "cool flame vaporization" process and a novel porous medium burner design. The Bioflam burner unit has been certified by Germany's TÜV Rheinland, and is now running on test beds and being field tested in Austrian homes.

Stricter exhaust emission regulations for automobiles and commercial vehicles are on the way. These new standards will compel manufacturers to introduce exhaust post-treatment. To ensure that this new generation of engines and exhaust post-treatment systems runs properly, OMV has launched new, low ash engine oils for cars and commercial vehicles.

In 2004 the main focus of R&D in the bitumen business was on continued development of OMV's Starfalt® polymer modified bitumen. A pilot plant for continuous production of Starfalt®, using a new kind of high shear mixer, was run at the Schwechat refinery throughout September. The experience gained from the trial will be applied to a new Starfalt plant, to be built at the Bayernoil Vohburg refinery in 2005.

Our technical expertise plays a major part in the acclaimed high OMV quality

At **AMI Agrolinz Melamine International,** the main emphasis of the R&D effort is on new products and applications based on innovative melamine resins, and the refinement of AMI's melamine production process technology.

The company's new melamine performance products division successfully brought its first new products, such as HIPE®ESIN, to market in 2004. This high-performance melamine resin combines the benefits of thermoplastic forming with the dimensional and thermal stability of a thermosetting plastic.

Corporate governance

Good corporate governance is important to us for two reasons. Firstly, it sets high standards, helping us to improve the Company's performance to the benefit of all stakeholders. And secondly, openness, transparency and predictability are major competitive advantages on capital markets. Our stock performance in 2004 was a strong vote of confidence in the quality of OMV's management and supervisory control. We see this as a mandate for continuous improvement of our corporate governance aimed at maintaining our role as a model of good practice for quoted Austrian companies.

Full compliance with the Code

OMV is pleased to be able to state without reservation that it complied with the Austrian Code of Corporate Governance in 2004, and undertakes to continue to observe the "comply or explain" principle in future. This declaration is based on an independent evaluation using the official questionnaire provided by the Austrian Working Group for Corporate Governance. We have posted the findings on compliance with every individual rule, including the auditor's comments on our website www.omv.com. Other useful information on corporate governance at OMV can also be found in this area of our site.

Enhancing performance and stakeholder confidence through corporate governance

As required by Austrian corporate law, OMV has a dual management structure. This means that the Executive Board is responsible for management of the Company, and that an entirely separate body, the Supervisory Board, performs the supervisory function. No member of the Supervisory Board is related to any member of the Executive Board, and there were no conflicts of interest during the year under review. The Supervisory Board was reelected at the 2004 Annual Stockholders' Meeting. The nominations were published on the Company's website in a timely manner, and the new member, Herbert Stepic was introduced on the site, together with his curriculum vitae. Mr Stepic is the Deputy Chairman of Raiffeisen Zentralbank Österreich AG (RZB), an Austrian bank with which OMV has long done business. For transparency reasons, we wish to disclose this business relationship, which largely concerns day-to-day banking operations. At balance sheet date we had a Group-wide total of 15 bank accounts with RZB and its network banks in Central and Eastern Europe, as well as total borrowings of EUR 125 mn and unused credit lines of EUR 70 mn (excluding overdraft facilities with the provincial banks that own RZB). In addition, foreign currency transactions to a value of EUR 566 mn and EUR 897 mn in money market transactions were open at that date; EUR 15 mn in Austrian government bonds, used as security for a collateral loan extended by RZB, were also purchased via RZB. OMV has long carried out most of its guarantee transactions via RZB, though there was little new business in 2004. All these transactions were at normal market terms.

Independence of the auditors

During the year, the Accounts Committee requested a statement from our auditors on all other engagements by OMV, including the fees paid, and on peer reviews performed. In 2004, our auditors Deloitte Touche Tohmatsu GmbH received about EUR 1.6 mn in consideration of these extra services. The company prepared a management letter and a report on the effectiveness of the risk management system which were considered by the Accounts Committee and the Supervisory Board. The auditors did not provide any bookkeeping, legal or tax advice, financial information systems design, or internal audit outsourcing services.

Publication of Executive Board members' remuneration

The disclosures on individual Executive Board members' remuneration are shown in Note 21 of this report. Stock options were again awarded to the Executive Board and other senior executives in 2004. The stock option plan for 2004 was approved by the Annual Stockholders' Meeting. Members of the Supervisory Board hold no stock options, and their compensation includes no other performance related components.

The capital stock of OMV consists of common shares. The one share, one vote rule applies, i.e. no shares carry special rights. There is a consortium agreement between the core shareholders, IPIC and ÖIAG which provides for block voting and certain limitations to transfers of shareholdings.

In the interests of equal treatment of all shareholders, the articles of incorporation prohibit statutory discounts of up to 15% in the event of mandatory bids following takeovers. In 2005, efforts to continuously improve our corporate governance will focus on shareholder democracy and electronic verification of website announcements.

Risk and value management

Enterprise wide risk management
All OMV's risk management activities are documented and monitored in a standardized risk management system – called Enterprise Wide Risk Management (EWRM). This system is integrated, horizontal into the business process, and vertical in OMV's strategy and medium term objectives. The aim of OMV's risk policy, which is set by the Executive Board, is to increase risk awareness and govern risks in order to protect the Company against major risks. OMV's risk policy also aims to increase shareholder value by applying appropriate risk strategies.

The identification and evaluation of important risks are monitored and computerized twice a year. This evaluation is conducted on a country wide and businesses level, as well as consolidated and prioritized for the Group as a whole. The resulting risk report describes taken and planned risk measures and is then presented by Treasury to the Executive Board, as well as once a year to the Supervisory Board. Risks of strategic processes like the market entry into new countries, or major acquisitions are assessed in a separate risk identification process.

The management of risks is done on all levels by the employees and the respective management up to Executive Board level. Most of OMV's operational business risks are directly managed by the Group companies, whereas areas such as health, safety and environment, and personnel are monitored on a Group-wide basis, and are governed by corporate guidelines. Financial and strategic price risks are centrally managed by Group Treasury in order to leverage the advantages of Group integration, diversification and expertise. For instance, subsidiaries' foreign currency positions are netted off, and action is not taken until this risk base has been analyzed. A portfolio model is used to compute the cash flow required to meet the Company's growth targets and devise hedging strategies aimed at maintaining financial stability. These, along with other essential risk strategies are presented by a risk committee to the Executive Board.

For additional information please consult the directors' report and visit www.omv.com.

Value management for profitable growth
Our value management philosophy is one of the cornerstones of our management system, and great importance is attached to it at the highest levels of the Group. Our planning, decision-making processes and reporting methods have to a large extent been shaped by it, and the necessary metrics and levers of control are built into the related information system. The OMV Group aims for growth in the fair value as well as in the strategic enterprise value, competitive returns and operating performance.

Our methodology thus links together the Group's strategic development and earnings goals, and its expectations in terms of shareholder returns. This consistently holistic approach leads to clear dividing lines between the levels of our financial goal system.

These are:
- ▷ Hurdle rates for businesses in terms of the minimum acceptable rate of return for investments, derived from the cost of capital
- ▷ Financial objectives in terms of the realization of potential value, represented by the return spread, economic value added (EVA®) and the return on average capital employed (ROACE)
- ▷ Growth in shareholder value, represented by total shareholder return (TSR), which is periodically reviewed as part of our corporate value analysis exercises

The Group's strategy, structure and improvements in performance should provide a solid basis for continued value creation.

At a glance in %	**2004**	2003	2002	2001	2000	Targets over the business cycle[1]
Return on average capital employed (ROACE)	16[2]	12	11	14	12	13
Return on fixed assets (ROfA)	22[2]	16	16	20	16	16
Return on equity (ROE)	19[2]	15	14	18	18	16–18
Total shareholder return (TSR)[3]	91	30	4	19	(12)	13
Gearing ratio	14	40	20	17	28	30
Payout ratio	20	27	29	31	36	40

[1] Long-term assumptions: EUR/USD exchange rate 1:1; oil price USD 18/bbl; refining margin USD 2/bbl
[2] Adjusted to exclude the Petrom acquisition
[3] Assuming no reinvestment of dividends

OMV stock and bonds

2004 was another milestone year for our stock. An 88% rise in our stock price, a capital increase and a convertible bond issue were the highlights. OMV had already issued euro and US dollar denominated bonds for the first time in 2003 in order to finance its growth strategy. The Petrom acquisition – a decision that was very well received by investors – prompted our return to the market in 2004.

Outstanding stock performance
2004 witnessed a worldwide upturn in equity prices. Oil and gas stocks outperformed the market as a whole, buoyed by the all-time highs repeatedly set by oil prices and by unusually high refining margins. The FTSE Global Energy Index (comprising the world's top 30 oil and gas companies) rose by 18% in 2004 while the larger indices posted smaller gains (FTSE 8%; CAC 40 8%; Nikkei 8%; Dow Jones 3%; DAX 7%; NASDAQ 9%). The Vienna Stock Exchange was among the top performers, and the Austrian Trade Index (ATX) ended the year 57% up, reflecting the highly positive climate for the Austrian capital markets.

OMV's stock price beat the FTSE Global Energy Index for the fourth year in a row, climbing by 88%. Counting the EUR 4.00 per share dividend paid on May 24, stockholders enjoyed value growth of 91% in 2004. This was all the more remarkable given the issuance of three million new shares, equal to about 11% of the issued capital, in December 2004.

Our market capitalization was EUR 6.62 bn at year end. The capitalization of all shares listed on the Vienna Stock Exchange rose by 42% to EUR 63.13 bn.

Our stock's trading volume escalated by 106% to EUR 4.29 bn. The surge in volume towards the end of the year was largely due to the capital increase. OTC volume was EUR 1.99 bn or some 32% of total volume including OTC transactions (EUR 6.28 bn). The favorable market conditions, new listings and secondary public offerings led to a sharp rise in trading on the Vienna Stock Exchange, and volume doubled to EUR 38.63 bn. As in 2003, our stock accounted for about 11% of total volume.


250%
200%
150%
100%
50%
0%
1,000
800
600
400
200
0
2002
2003
2004
OMV
ATX
FTSE EUROTOP 100
FTSE World Energy
Monthly trading volume OMV shares in EUR mn

Results of the Annual General Meeting
The Annual General Meeting (AGM) held on May 18, 2004 approved OMV's reorganization into a holding company. Under the new structure – which creates the organizational conditions for meeting our ambitious growth targets – all four business segments of OMV are now wholly owned subsidiaries.

The Meeting also authorized the Executive Board to carry out a conditional capital increase by issuing three million shares and convertible bonds. The time limit for the increase in the Company's authorized capital by issuance by a maximum of eight million no par shares, approved by the AGM of May 23, 2001, was extended. The combined number of shares issued in exchange for convertible bonds and new shares issued from the authorized capital may not exceed eight million.

In connection with the stock option program, the Meeting approved an extension of the share buyback plan, and during the summer 18,284 shares were repurchased for this program. The plan gives management a long-term stake in the success of the Company, and aligns its interests with those of stock-holders. A total of 7,800 shares were resold to satisfy options exercised under existing plans. In all, OMV now holds 134,615 own shares as a result of the four stock option plans launched from 2000 to 2004. The number of outstanding shares in OMV is thus 29,865,385 (for further details see Note 28 or visitwww.omv.com> Investor Relations>Stock Information). A further employee stock ownership plan was operated in 2004, and some 10% of the workforce participated.

The Executive Board will be proposing a dividend of EUR 4.40 per share at the next Annual Stockholders' Meeting on May 18, 2005. The payout ratio will be approximately 20%, resulting in a dividend yield, based on the closing price on the last trading day of 2004, of almost 2%.

Refinancing of acquisition successfully completed
In December 2004, OMV successfully completed a capital increase (EUR 657 mn) and a convertible bond issue (EUR 550 mn). This was the first combined equity and convertible bond offering in Austria. This innovative transaction structure enabled OMV to widen its investor base whilst minimizing dilution and increasing the free float to over 50%.

OMV's capital stock was increased by issuance of three million new shares, priced at EUR 219. In addition, 1,793,868 convertible bonds (ISIN AT0000342647) with an aggregate par value of about EUR 550 mn, each initially convertible into one OMV Aktiengesellschaft share, were issued. The expiration date is December 1, 2008. The issue price, par value and conversion price was set at EUR 306.60, and the coupon at 1.5%.

Demand for the new stock was very strong. The offering of new shares and convertible bonds not taken up by existing stockholders was heavily oversubscribed. Some 13% of the offering was placed with Austrian retail investors. Existing shareholders exercised their subscription rights to 12% of the new shares and 2% of the convertible bonds.

The new shares and convertible bonds began trading on the Vienna Stock Exchange Official Market on December 22, 2004.

OMV's shareholder structure now comprises 50.9% free float, 31.5% ÖIAG, and 17.6% IPIC, meaning that for the first time the free float represents more than half of the issued shares.


4.9%
other
31.5%
ÖIAG
17.6%
IPIC
20%
Austria
16%
UK
10%
USA

OMV stock	ISIN: AT0000743059
Listings	Vienna, USA (ADR Level I)
Symbols	Vienna Stock Exchange: OMV
	Reuters: OMV.VI
	Bloomberg: OMV AV
ADR information	Sponsored Level I and Rule 144A: 5 ADR represent 1 share
Depositary	JPMorgan Chase Bank 4 New York Plaza New York, NY 10004, USA
Custodian	Bank Austria Creditanstalt AG, Julius Tandler-Platz 3, A 1090 Vienna
Level I	OMVKY, CUSIP: 670875509 ISIN: US6708755094
Rule 144A	OMVZY, CUSIP: 670875509 ISIN: US6708753016
OMV bond	ISIN: AT0000341623
Duration; coupon	*2003 to June 30, 2010; 3.75%*
OMV convertible	ISIN: AT0000342647
Duration; coupon	2004 to December 1, 2008; 1.5%

Investor relations activities
The largest acquisition in the Company's history and placement of the new shares and convertible bonds generated an increased workload for the Investor Relations Department. Due to the 2003 bond issue and the US private placement, the first-ever Creditor Day for bond investors and other credit providers was held in Vienna during the year. In addition, the Executive Board and Investor Relations staged a large number of roadshows in Europe and America, in order to maintain contacts with analysts, investors and stockholders. In all, there were about 250 meetings attended by over 1,000 people. Members of the Executive Board devoted over 350 hours to one-on-one meetings with investors and analysts.

In the interests of transparency and timeliness, all important information and news for stockholders, analysts and bond investors is posted on our corporate website at www.omv.com>Investor Relations.

At a glance in EUR	**2004**	2003	2002	2001	2000
Number of shares in mn[1]	29.865	26.876	26.870	26.904	26.930
Market capitalization in EUR bn[1]	6.62	3.17	2.51	2.53	2.22
Volume traded on the Vienna Stock Exchange in EUR bn	4.292	2.087	1.583	2.544	1.610
Year's high	224.48	122.80	110.87	122.65	99.40
Year's low	119.30	92.00	82.20	78.88	74.10
Year end	221.69	118.08	93.58	94.12	82.50
Earnings per share	23.76	14.60	11.85	14.09	11.91
Book value per share	130.22	98.94	88.75	82.66	72.21
Cash flow[2] per share	37.16	34.95	21.60	29.21	22.65
Dividend per share	4.40[3]	4.00	3.50	4.30	4.30
Payout ratio in %	20	27	29	30	36

[1] as of December 31
[2] net cash provided by operating activities
[3] proposed dividend

Mailing Service
To obtain quarterly and annual reports in German and English, please ring us, use the ordering service under www.omv.com or send an e-mail to investor.relations@omv.com.

Contact at Investor Relations
Ana-Barbara Kunčič
OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A 1090 Vienna
Tel: +43 (1) 40-440-21600
Fax: +43 (1) 40-440-29496
E-mail: investor.relations@omv.com

Financial calendar	**Date**[1]
Full year results 2004	March 15, 2005
Record date[2]	May 11, 2005
Annual Stockholders' Meeting[3]	May 18, 2005
Dividend ex date	May 23, 2005
Dividend payment date	May 24, 2005
Results January–March 2005	May 25, 2005
Results January–June 2005	August 24, 2005
Results January–September 2005	November 22, 2005
Full year results 2005	March 2006

[1] subject to final confirmation
[2] Shares must be deposited to attend the Annual Stockholders' Meeting.
[3] Commencing at 2.00 p.m. at the Austria Center Vienna, Bruno-Kreisky-Platz 1, A 1220 Vienna, Austria

Directors' report: Economic climate

The world economy reached dynamic growth at close to 4% in 2004, while world trade expanded by about 9%. The main growth motors were the USA and China. However, the picture was clouded by continued political uncertainties, the ailing US dollar, and high commodity and energy prices. While gross domestic product (GDP) expanded by 3.6% in the OECD area, growth in the USA was well over 4%. GDP growth in the enlarged EU was significantly below the average for industrial countries at 2.4%. The Eurozone was held back by weak business investment, sluggish consumer demand and the absence of fiscal stimulus. The 2% increase in GDP was mainly export led. The Austrian economy too, showed noticeable signs of recovery. Economic growth accelerated to 2% from 0.8% in 2003. Robust demand boosted exports by 8%, fueling manufacturing output growth of 5%. However, construction output and personal consumption disappointed, growing by 1% and 1.5% respectively. Unemployment climbed to 4.5% despite rising employment. Inflation escalated from 1.3% to 2.1%.

The ten EU accession countries put in an impressive economic performance, recording average growth of 5%. GDP growth in the five Central European accession countries – the Czech Republic, Hungary, Poland, Slovakia and Slovenia – ranged between 3.8% and 5.4%. The Baltic states, Bulgaria and Romania realized growth rates of up to 8%.

In 2004, world crude oil demand rose by 2.7mn bb/d to 82.5mn bbl/d. The 3.4% growth rate was the highest for a quarter of a century. Almost 60% of the increase in demand was accounted for in Asia. Chinese demand surged by 15%, moving the country into second place in the global oil consumption league table after the USA. Global oil production once again expanded faster than demand. Output advanced by 3.3 mn bbl/d or 4.1% to 83 mn bbl/d. While OECD production slipped, OPEC members upped output by 2.3 mn bbl/d to 33 mn bbl/d, lifting the Organization's market share to 40%. The rest of the increase came largely from Russia, with a gain of 0.7 mn bbl/d, and African producers. Iraqi oil production was 50% up at 2 mn bbl/d but was still well below expectations. World crude inventories were built by 0.5 mn bbl/d.

Crude oil prices firmed, spot Brent powering from USD 30/bbl at the start of the year to a record high of USD 52/bbl in the second half of October. Strong demand for light, sweet crudes caused price spreads between crude grades to widen to as much as USD 17/bbl for a time. The average price of Brent blend over the year was up by one-third on 2003 at USD 38.22/bbl. Market fundamentals such as the low USD exchange rate, unexpectedly strong demand, and shrinking OPEC spare capacity largely concentrated in Saudi Arabia were the underlying factors behind high prices. However, psychological influences including instability in Iraq, Nigeria and Venezuela – all major producers – and the upheavals at the Russian Yukos group also helped drive oil prices to unprecedented heights.

Noticeable improvement in economic environment; High energy prices impacting demand

The euro/dollar exchange rate pushed up by 10% from USD 1.131 to USD 1.242. The weaker US dollar tempered product price increases in the Eurozone. Rotterdam product prices advanced strongly. Middle distillates led the way, euro prices gaining 30% on the previous year. Gasolines lagged behind, and heavy heating oil prices actually retreated by more than 10%. The Austrian energy price index for private households increased by 6.4%. The cost of automotive diesel climbed by 11% and that of gasoline by 8% in Austria. Dearer heating fuels reflected the energy tax increase on January 1, 2004. Consumers paid between 14% and 24% more for coal products, 12% more for heating oil and 6% more for natural gas.

Crude price (Brent) and USD exchange rate


EUR/USD
USD/bbl
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
70
60
50
40
30
20
10
0
J F M A M J J A S O N D
Brent price 2003
Brent price 2004
EUR/USD 2003
EUR/USD 2004

Following the previous year's 7% jump in Austrian primary energy consumption 2004 saw a 2% decline. The 2.7% rise in electricity consumption was met by domestic generation and imports dropped by 13% while exports marked time. Hydro power output rebounded by 12% after the severe drought in 2003, while the drive to expand green power capacity (wind and biomass) continued; thermal generation fell by 2%. Demand for coal products slumped and sales of petroleum products eased back slightly. However, natural gas consumption edged up to a record 8.6 bcm.

High prices led to a drop of 0.8 mn t in total sales in markets served by OMV to 81 mn t. The continued growth in demand for transportation fuels in all markets was not enough to balance the steep decline in heating oil demand. Within the transportation fuel segment, automotive diesel continued to gain ground, sales climbing by 4% compared to 1% lower gasoline sales and heating oil sales tumbled by even 10%. Petroleum product sales contracted by 1% year on year in OMV's Danube West and Adriatic clusters, and by 2% in its Danube East region. Sales performance was mixed: for instance, diesel sales were up in Slovenia and the Balkan states, and consumption of aviation fuel grew in Germany and Austria, while the worst decreases in heating oil sales were in Austria, Germany and Romania.

As expected, sales of petroleum products in Austria fell short of the record level recorded in 2003. Sales volume dropped by 1.7% to 12.4 mn t. Following 9% growth in automotive fuel sales in the previous year, in 2004 growth slowed down to 1%. A 4.2% fall in gasoline demand was more than compensated up by 3.2% growth in diesel volume. The 18% jump in aviation fuel sales was the highest growth rate in 15 years. By contrast heating oil business was very flat. Many customers had stocked up ahead of the petroleum tax increase or were ordering only small amounts in the hope of price reductions. Deliveries of extra light heating oil decreased by 17%, those of light and light heating oil by 15.5% and 15.4% and those of heavy heating oil by 1.8%.

Demand for plant nutrients in the markets served by OMV was slightly lower than in 2003. Following a mixed performance in the first half of the year, sales volumes and prices posted year-on-year gains in the second half. Growing global fertilizer demand, combined with high feedstock and energy costs led to a strong run-up in world prices. Global melamine consumption recorded particularly robust growth, expanding by 8%. Demand growth was driven by the European wood based materials industry and by the economic boom in the Asia Pacific region. Availabilities were mostly tight, resulting in a stable market and firm prices.

Demand for polyolefins (PO) in Western Europe rose by 4% as a result of the favorable economic setting. PO producers were able to pass on most of the increases in monomer prices. PO prices posted year-on-year gains of around 25% and margins hit their highest levels since 1999.

Consumption of petroleum products in mn tons


Montenegro
Bosnia and Herzegovina
Slovakia
Slovenia
Serbia
Bulgaria
Croatia
Hungary
Czech Republic
Triveneto (Italy)
Romania
Austria
Southern Germany
0
5
10
15
20
25
2003
2004


PETROM
Member of OMV Group

On December 14, 2004 OMV completed the acquisition of a 51% stake in the largest Romanian company, SNP Petrom S.A. Petrom is an integrated oil and gas company with estimated oil and gas reserves of 1,025 mn boe, daily production of 220,000 boe, yearly refining capacity of 8 mn t as well as 612 filling stations.

For the acquisition of 33.34% of Petrom's shares, EUR 669 mn were paid to the Romanian privatization agency. Following an increase in Petrom's share capital, OMV's stake was raised to 51%. The funds from the increase in share capital amounting to EUR 830 mn have been injected into Petrom by OMV and will be used for future investments in Petrom. OMV now holds 51% of Petrom's shares, the Romanian Government 40.74% and the European Bank for Reconstruction and Development (EBRD) 2.03%; the free float is 6.23%.

With the acquisition of Petrom, OMV seized the biggest opportunity for consolidation in Central and Eastern Europe, fully in line with its strategy of profitable growth. Petrom is a perfect match for OMV, being the leading integrated oil and gas company in the large and growing market of Romania and possessing very strong upstream assets. OMV's strategy is focused on stabilizing and further expanding its leading market position in the Danube region and to improve its reserve base and hence the integration ratio between crude production and Refining and Marketing. The Petrom acquisition meets both criteria and substantially helped OMV to achieve its targets for 2008. Petrom's integrated structure is similar to OMV's. The two organizations are very compatible, which will foster the optimal value creation through this alliance. Today OMV is the undisputed leading integrated oil and gas group in the region.

Transformational acquisition of Petrom makes OMV the clear market leader in Central Europe

Exploration and Production

Petrom's estimated proved reserves of about 1 bn boe add significantly to OMV's worldwide proved reserves of 385 mn boe as of December 31, 2004. The additional production of 220,000 boe/d has more than doubled our 2008 production target of 160,000 boe/d to 350,000 boe/d. Petrom is the largest oil and gas producer in Romania, a country which has a long history of exploration and the production of oil and gas. The acquired portfolio encompasses around 300 oil and gas fields and about 15,000 producing wells throughout the country and in the Black Sea. In addition Petrom has concessions in Kazakhstan, which may have potential for the future.

According to today's level of knowledge, Petrom's total proved reserves amount to 1,025 mn boe as of December 31, 2004. This number is based on expected cumulative production for the years 2005 to 2043. The new Romanian oil law provides for a duration of the license contracts until 2028; however the concession holder has the right to extend the concession for 15 years if commercial production is still possible. Petrom expects this to be the case. We plan to have Petrom's reserves evaluated in accordance with SEC guidelines as soon as practicable and we will have them reviewed by an independent auditor. However, this exercise will be an ongoing process and could take up to two years to be completed.

In 2004, Petrom's daily production volume was about 220,000 boe. About 50% of production is crude oil (5.46 mn t), which is of good quality and has a low sulfur content. The majority of the produced crude is processed by the two Petrom refineries, Arpechim and Petrobrazi, and a small quantity is sold to third parties. Petrom is also one of two major gas producers in Romania, producing about 6.44 bcm of natural gas in 2004, which represents approximately one third of Romania's domestic consumption. Another third is produced by Romgaz SA, a state-owned company. For the remaining one third of its domestic consumption Romania relies on Russian gas imports. Petrom supplies to both industrial and wholesale customers. The Romanian natural gas market is regulated and prices are set by the regulatory authority. In January 2005 the Romanian Government committed, through a memorandum signed with the International Monetary Fund (IMF), to increase domestic producer prices gradually with the aim of fully liberalizing the gas market when Romania joins the European Union.

Refining and Marketing

Petrom has the biggest filling station network in Romania and has a strong presence in commercial business. OMV's overall network will be expanded by 612 retail stations to 2,385 outlets and OMV's market share in the retail and commercial business in the Danube region will increase from currently 14% to 18%. The additional 8 mn t of refining capacity fits ideally into the Group's strategy. Petrom is a strategic supply base that reinforces our market leadership in

Central Europe. Moreover, OMV will be able to take advantage of both short and long-term possibilities to optimize its filling station and commercial business.

Petrom's refining division consists of two refining complexes and one fertilizer plant. The Petrobrazi refinery is located near the city of Ploiesti about 50 km north of Bucharest. Almost all of the feedstock of the Petrobrazi refinery comes from Petrom's own crude oil production, but the facility also has access to, and is capable of processing, imported crude oil. The refinery has two crude processing units with a total refining capacity of approximately 4.5 mn t per year (90,000 bbl/d) and a small petrochemical operation.

The Arpechim refining complex is located in Pitesti about 100 km west-northwest of Bucharest. The Arpechim refinery's crude oil feedstock is supplied by both domestic crude oil production and imports. The complex has a refining capacity of approximately 3.5 mn t per year (70,000 bbl/d) and has a petrochemical production capacity of over 200,000 t per year. Both refining complexes are located in Petrom's principal domestic oil and gas producing regions and are connected to the pipeline infrastructure of Conpet, a state-owned transport company in Romania. Petrom's contract with Conpet covers the transportation of crude oil from its production fields and also from the crude oil terminal at Constanta on the Black Sea.

Petrom's distribution network serves both retail and commercial customers through 41 distribution branches, in Bucharest and in each of the 40 counties in Romania. Petrom owns a network of 612 Petrom branded sites. About 250 are prime sites with above average sales volumes and approximately one third of the 612 sites have convenience stores. Domestic prices for refined oil products have been formally deregulated in Romania, pricing is influenced by the Government only through excise duties. Currently prices after tax are lower than international prices, mainly due to lower taxes which should compensate for the lower purchasing power in Romania.

Significant investment to improve performance
With its fresh capital Petrom is now ideally equipped for growth. Petrom will invest about EUR 400 mn per year; improving upstream performance but also continuing to modernize refineries and the retail network. In order to comply with reporting requirements, substantial investment will be required to modernize the IT infrastructure.

In the upstream sector, priorities lie in the use of new exploration technologies and increased productivity. This includes the modernization and the automation of production facilities and the pipeline networks.

In the downstream sector, focus will be placed on the modernization of facilities and equipment in accordance with future EU standards, as well as the introduction of up-to-date automated production processes in the refineries. In addition, investments will be made to increase marketing efficiency.

Primary tasks are the reorganization of the Company and the implementation of modern management principles. Measures to enhance efficiency include the improved recovery of reserves by applying new techniques, improvement and modernization of the distribution system (retail and depots) which may imply a substantial concentration in depots over the next few years, modernization of the refineries and the introduction of new marketing tools based on market related economies.

New management techniques will be introduced along with various initiatives and a new philosophy based on international management practices. These will be applied to all areas, including but not limited to business processes, human resources, procurement, financial reporting and various other support functions.

Petrom's current efficiency ratios offer room for improvement and various initiatives are in progress, including improved operational performance in upstream, the reduction of technical losses in the refineries, improved marketing skills and the increased contribution of non oil products to results. It also needs to be noted that Romanian personnel costs are currently relatively low in comparison with Western European standards. Improved procurement guidelines and stronger control over processes should reduce operating costs. A social plan will be negotiated with the Unions to cover personnel reductions, training and alternative education and outsourcing projects.



Exploration and Production

At a glance in EUR mn	2004	2003	+/–
Segment sales	988	864	14%
Earnings before interest and tax (EBIT)	459	303	51%
Capital expenditure	156	498	(69)%
Return on fixed assets in %	40[1]	25	60%
Production in mn boe	45.9	43.6	5%
Proved reserves as of December 31 in mn boe	384.8[1]	410.1	(6)%

[1] excluding Petrom

Increased production and higher oil prices led to a 14% rise in segment sales to EUR 988.34 mn. **EBIT** jumped by 51% to EUR 459.38 mn, mainly as a result of the disposal of exploration assets in Sudan. Clean EBIT, adjusted for charges for personnel restructuring and pension provisions, and writedowns of E&P assets (Ecuador and Australia), grew by 30% to EUR 447.29 mn, driven by higher oil and gas sales. The positive impact of improved crude price realizations in 2004 was partly offset by lower gas prices, higher hedging costs and the 10% rise in the EUR/USD exchange rate.

Growth targets achieved ahead of time
Due to the Petrom acquisition, completed in December, the growth targets for 2008 have been achieved. In 2005 Petrom should be contributing 210,000–220,000 boe/d to output. The acquisition has also brought a massive increase in proved reserves. According to current estimates Petrom's reserves at year end were 1,025 mn boe – representing estimated cumulative production from 2005 to 2043. For additional information on Petrom please turn to page 26.

Organic growth lifted output by 5% to 45.9 mn boe, equal to 125,000 boe/d (2003: 43.6 mn boe or 120,000 boe/d). The gain was largely attributable to the attainment of full production at the Swan gas field in Pakistan and the start-up at the Yuralpa oil field in Ecuador. As planned, we divested our stake in the Venezuelan Cabimas oil field in 2004; this had been producing about 6,000 boe/d (OMV share).

Production costs excluding royalties (OPEX) rose to USD 5.61/boe in 2004 (2003: USD 5.24/boe). Higher output from fields with relatively low production costs was outweighed by the negative effects of the weaker dollar. On a euro basis OPEX were down by 3% year on year.

OMV recorded exploration successes in Austria, Iran, Libya, and the UK. Of the 30 exploration and 16 appraisal wells drilled, 25 led to discoveries which equals to a success rate of 54% (2003: 61%). **Exploration expense** rose by 3% to EUR 95.71 mn (2003: EUR 93.05 mn). Exploration success and the Sudan disposal reduced the three-year rolling average for **finding costs** to USD 1.63/boe (2003: USD 2.59/boe).

Development of proved reserves



1,600
1,400
1,200
1,000
800
600
400
200
0
1,200%
1,000%
800%
600%
400%
200%
0%
90%
174%
137%
990%
343
410
385
1,409
2002
2003
2004
2004
incl. Petrom
Proved reserves in mm boe
Reserve replacement rate (3-year average) in %

Proved hydrocarbon reserves were 384.8 mn boe as of December 31, 2004, meaning that the reserve replacement rate (RRR) over the past three years was 137%. The stated RRR reflects all the assets acquired and divested over the past three years apart from Petrom's 1,025 mn boe in reserves, which were added to our portfolio on December 14, 2004. OMV's reserves are regularly evaluated by independent consultants. During the year DeGolyer & MacNaughton appraised our reserves as of December 31, 2003, and the findings of this independent audit confirmed the estimates given in our Annual Report 2003.

The exploration and production portfolio acquired from **Preussag** in 2003 was integrated into our existing corporate structure. The sale of our interest in the Cabimas field marked the first step towards the disposal of properties in South America that do not conform to our strategy.

Production 2004: 45.9 mn boe (125,000 boe/d)


9%
South America
1%
Qatar
7%
Tunisia
31%
Austria
13%
Pakistan
5%
New Zealand
12%
UK
3%
Australia
19%
Libya

In **Austria,** despite the high average age of the fields and reservoirs, an intensive drilling campaign and enhanced recovery methods kept output close to the 39,500 boe/d recorded in 2003 – the highest level for many years – at 39,100 boe/d. In order to offset the natural decline in production we drilled 11 wells. Eight discoveries were declared commercial. Discoveries and upgrading of reserve estimates added 10.8 mn boe to proved reserves. OMV also holds exploration licenses in **Bavaria,** where an extensive seismic campaign, consisting of 215 sq km of 3D and 70 km of 2D seismic, was carried out in 2004. OMV is the operator of three onshore exploration blocks in **Albania.** The test results from the Kanina 1 exploration well, spudded in 2004, are currently being evaluated. OMV was also awarded an exploration license for a block in the Adriatic as operator. In spring the pilot production at the Patos Marinza heavy oil field was stopped for economic reasons. In **Bulgaria,** OMV is the operator and sole licensee of the Varna Deep Sea block in the Black Sea. To date, 2D seismic has been acquired and evaluated, and we plan to look for a partner for the next exploration phase.

Integration of the Preussag acquisition; Balanced portfolio

In the **United Kingdom,** the Howe (OMV equity share 2,600 boe/d) and Nevis Central (OMV equity share 500 boe/d) fields came onstream in autumn. However, average output from the UK fell from 15,900 boe/d in 2003 to 14,600 boe/d mainly as a result of technical problems at the Dunlin platform. We participated in seven exploration wells and one development well. The Rosebank/Lochnagar exploration well (OMV share 20%) in the Faeroe-Shetland channel resulted in a significant oil and gas discovery. Aditionally we have been able to secure six exploration licenses in the same area. OMV is the leader of a consortium that will explore two of the blocks – the first time that we will act as operator in the UK. We also acquired an exploration license for five blocks in the second Faeroes offshore licensing round (Denmark).

In **Libya,** we succeeded in raising production slightly to 23,700 boe/d (OMV equity share). The large El Shararah field continued to flow at a steady 15,000 boe/d (OMV share). On Block NC 186, the D field entered production and an additional discovery was made. We applied for approval of the development plan for the B field, on the same block. In all, OMV participated in three exploration and six appraisal wells during the year. In **Tunisia,** production slipped back to 8,200 boe/d (OMV share in 2003: 8,900 boe/d), due to technical problems in the production system at the Ashtart field. Production went according to plan at the other fields. All the contracts for the Chergui gas development were awarded, and the field is expected to come onstream near the end of 2005. Additional production wells were spudded at Ashtart in order to increase capacity. Exploration activities are currently focusing on the South Jenein block in the Ghadames Basin.

In **Pakistan,** OMV operates the Miano and Sawan gas fields. Production at Miano was expanded to 5,100 boe/d (OMV share) by a system optimization project, while Sawan reached its planned capacity in spring and is now contributing 13,100 boe/d of production (OMV share). The Pakistani fields flowed at an average of 16,800 boe/d, and OMV maintained its position as the largest foreign operator in the country. In **Qatar,** the Al Rayan oil field continued to yield a constant 1,200 boe/d (OMV share). In **Sudan,** the sale of Blocks 5A and 5B to India's ONGC Videsh Limited, initiated in 2003, was completed, at a price of EUR 105.60 mn. In **Yemen,** evaluation of Block S2, where two discoveries have already been made, proceeded during the year. OMV also had an interest in a dry exploration well on Block 47. In **Iran,** the Band-E-Karkeh-2 exploration well on the Mehr block resulted in a discovery.

OMV is producing about 4,000 boe/d in **Australia.** An agreement for the sale of the gas activities to Australia's Santos Ltd. was signed in February 2005. In **New Zealand,** the Maui consortium succeeded in renegotiating the gas sales contracts for the field. Supplies in excess of contractual volumes can now be sold at market prices, which are well above the rates originally agreed. The authorities have approved the Pohokura gas development (OMV equity stake 26%), and the field is due to come onstream in the secound half on 2006. Here too, the gas will be sold at market prices. Meanwhile, progress was made towards the commercial development of the Maari oil field, operated by OMV. Exploration continued on the existing blocks, and we were awarded two new exploration licenses in the Taranaki Basin as operator.

In **Ecuador,** production commenced at the Yuralpa oil field on Block 21 at a rate of about 4.000 boe/d (OMV share). In **Venezuela,** we sold our 90% interest in the Cabimas oil field which had been producing about 6,000 boe/d (OMV share) at the time of the disposal. The Boqueron field flowed some 3,000 boe/d (OMV share).

In **Russia,** we began evaluating investment opportunities in West Siberia. In order to facilitate the evaluation of oil and gas fields we opened a representative office in the provincial capital, Tyumen.

Outlook

Following the acquisition of a 51% holding in Petrom, we will be aiming for total production of between 330,000 and 340,000 boe/d in 2005. Among the existing portfolio of assets, we expect output growth in Libya and on the other hand some reduction due to further portfolio streamlining. The Pohokura gas field in New Zealand is under development and should enter production in 2006.

	Oil and NGL		Natural gas		Oil equivalent	
Production in 2004	mn t	mn bbl	bcm	bcf	mn t	mn boe
Austria	0.90	6.57	1.25	46.53	1.96	14.33
Rest of Europe	0.49	3.72	0.26	9.87	0.71	5.36
Africa	1.54	11.69	—	—	1.54	11.69
Middle East	0.06	0.43	0.99	36.78	0.90	6.56
Australia/New Zealand	0.12	1.05	0.43	16.10	0.49	3.74
South America	0.63	4.27	—	—	0.63	4.27
Total	**3.75**	**27.73**	**2.93**	**109.29**	**6.23**	**45.94**
Proved reserves as of December 31, 2004						
Austria	8.34	60.31	14.20	530.08	20.37	148.65
Rest of Europe	3.16	24.30	1.33	49.48	4.28	32.54
Africa	13.16	99.36	0.53	19.60	13.60	102.63
Middle East	0.22	1.51	8.39	313.06	7.32	53.69
Australia/New Zealand	0.81	7.50	3.59	133.96	3.85	29.83
South America	2.56	17.48	—	—	2.56	17.48
Total[1]	**28.25**	**210.45**	**28.03**	**1,046.18**	**51.99**	**384.82**

[1] excluding 1,025 mn boe Petrom reserves



Refining and Marketing including petrochemicals

At a glance in EUR mn	**2004**	2003	+/–
Segment sales	8,381	6,023	39%
Earnings before interest and tax (EBIT)	442	265	67%
Capital expenditure	460	709	(35)%
Return on fixed assets in %	21	15	45%
Product sales Refining in mn t	16.25	13.91	17%
Market share Marketing in %	14	12	17%

Segment sales rose 39% to EUR 8,381.30 mn, driven by marked gains in product prices and sales volumes. A major factor behind the improvement was the inclusion of full-year figures from the mid-2003 Bayernoil refining network, and BP/Aral and Avanti forecourt network acquisitions. EBIT jumped by 67% to EUR 442.10 mn. Virtually all of the gain was attributable to record refining margins and to higher refining and marketing sales volume. The increased earnings contribution from OMV Istrabenz following the complete takeover of the company had little impact because it was not fully consolidated until the fourth quarter of 2004. The sales and earnings of the Polyfelt geosynthetics business – formerly reported under the results of the Chemicals segment – were likewise included for the first time. Clean **EBIT** adjusted for special items – principally personnel reduction expenses – was up by 68% to EUR 481.44 mn.

The main reason for the sharp improvement in earnings was higher **refining margins.** In 2004, the benchmark Rotterdam margin based on Brent crude (for the Schwechat refinery's product mix) was far above the long-term average at USD 4.05/bbl, and was 56% up on the previous year (2003: USD 2.60/bbl). Higher margins were due to strong demand from the USA and Asia which could not be met by local refineries because of their configurations, and to low inventories at the start of the driving and heating seasons, especially in the USA. This led to strong product price run-ups in both regions which prompted European refiners to raise throughput and export to these markets. High world prices drove up European product tags, and hence refiners' margins. The refining result was also positively impacted by the widening spreads between light and heavy crudes.

The **petrochemicals business** benefited from stronger polyolefin demand. Despite soaring crude prices and the resultant high naphtha prices, West European monomer prices firmed sufficiently to lift the average ethylene margin 13%, and the propylene margin 4% above the previous year's levels.

In **Marketing,** very high crude prices and refining margins drove retail margins down to extremely low levels, especially in Central and Eastern Europe. High prices depressed demand for petroleum products, especially in low-income Eastern European countries.

Capacity utilization relative to our combined nameplate capacity of 18.4 mn t (Schwechat 9.6 mn t; Burghausen 3.4 mn t; 45% equity share of Bayernoil capacity 5.4 mn t) was 94%. It was down on the previous year due to scheduled TÜV inspections at the distillation and other units in Schwechat during the first quarter. Nevertheless, the refining business recorded a 17% increase in **sales volume** to 16.25 mn t as a result of the consolidation of Bayernoil.

Integration of the acquisitions made in 2003 has resulted in significantly higher volumes and improved results

Sales volume was also up in the **Marketing business** – again, chiefly reflecting full-year inclusion of the 2003 acquisitions in the figures – growing by 18% to 11.68 mn t (2003: 9.92 mn t). This expanded our overall market share in Marketing – including the retail and commercial businesses in all 12 countries served by OMV – from 12% to 14%. This figure excludes Petrom's 612 stations. After the inclusion of Petrom's volumes, starting in 2005, we expect the market share in our core Danube region to rise to 18%, taking us a long way towards our target of doubling market share in these regions to 20%.

Investing in growth

At EUR 459.50 mn, capital expenditure was well below the previous year's level (2003: EUR 708.96 mn) which was inflated by the Bayernoil and BP/Aral acquisitions. In the Refining business, investment was largely directed to raising diesel output in Schwechat by 300,000 t and expanding cracker capacity at the Schwechat refinery. Increases of

150,000 t/y in ethylene and 100,000 t/y in propylene output will make Schwechat one of Europe's largest polyolefin production sites and significantly strengthen the competitiveness of the petrochemical complex. A total of EUR 200 mn is being invested in expansion of the ethylene cracker. The new line is due to come onstream during a scheduled six-week TÜV inspection of the petrochemical plants in the third quarter of 2005. Simultaneously Borealis will increase the total capacity at its Schwechat plant to some 1 mn t/y. Borealis, in which OMV holds a 25% interest, is one of the world's leading producers of basic plastics.

Apart from the acquisition of the remaining 50% of OMV Istrabenz, most investment in Marketing went to further expansion of the retail network and improving existing outlets. With effect from October 7, 2004 OMV became the sole owner of OMV Istrabenz and the company was renamed as OMV Adriatik. OMV and Istrabenz had operated filling stations and a commercial business in Bosnia and Herzegovina, Croatia, Northern Italy and Slovenia through the previous joint venture since 1992. Full integration of this business in the OMV Group will not only permit cost savings and improved product supplies but will also provide a springboard for further profitable growth in the region. However, this acquisition has not altered the number of filling stations or our market shares, since the figures already included the entire network.

In order to strengthen our position in the heating fuel market, we acquired Aral Wärmeservice GmbH, effective July 1, 2004. The company has five sales offices in Bavaria. This move gave us a direct foothold in the extra light heating oil retail business in Southern Germany, where we previously only marketed the product through OMV branded and independent distribution partners.

Upgrading the retail network
Network rationalization reduced the number of filling stations, without Petrom, to 1,773 by year end (2003: 1,782). Of these, 505 were in Austria and 1,193 outside the country. This was the first year in which more outlets were closed than were opened. A total of 68 uneconomic stations – mainly in Austria and Germany – were taken out of service while 59 new stations were added, thereby increasing the proportion of high grade facilities. Organic network growth was largely concentrated in Bulgaria, Croatia, Romania and Serbia.

OMV retail network


612
Petrom
157
Danube East
(BG, RO, S-CG)
242
Adriatic
(BIH, CRO, I, SLO)
1,374
Danube West
(A, D, CZ, SK, H)

The drive to grow our non-oil business by expanding our retail chains – the number of VIVA stores rose from 600 to 746 and Vienna Café branded catering outlets from 139 to 164 – as well as improving service quality began bearing fruit in terms of a 9% increase in the non-oil contribution margin per liter of fuel sold. We believe that this area of business has great potential for enhancing the profitability of our forecourt operations, which faced unsatisfactory fuel margins in 2004.

Marked volume growth in the commercial business
Total commercial sales volume, excluding supplies to multinational oil companies, rose by an impressive 16%, following a 26% increase in 2003.

Pioneering role in emission reduction
The introduction of the EU's new Euro IV emission standard in 2005 will force dramatic reductions in commercial vehicle particulate and NOx emissions. For the past decade, OMV subsidiary AMI Agrolinz Melamine International has been developing its AdBlue technology in collaboration with R&M and commercial vehicle manufacturers. AdBlue is a urea solution, carried in a separate tank; which is automatically injected into the exhaust system during vehicle operation. This reduces NOx emissions by 30%, and particulate emissions by 80%, whilst cutting fuel consumption by up to 7%. The first vehicles fitted with AdBlue systems are already being delivered, and by 2008 they will be required equipment for all new trucks. OMV opened the world's first AdBlue filling station in Bavaria in March 2003, and was operating such facilities in three countries by the end of 2004. The network will be rolled out along transit routes over the next few years.

Increased efficiency through process optimization
Our rapid growth in recent years has left us with a wide variety of non-harmonized internal processes and IT systems. The IRIS project (International R&M Integrated System & Process Landscape) was launched in order to achieve international comparability and control, and to leverage cost synergies. The process landscapes across the entire R&M segment were defined in 2004, and a start made with the introduction of a standardized SAP system. This will be implemented in Germany in 2005, in Austria in 2006, and in the Czech Republic, Hungary and Slovakia in 2007.

Excellent results from Borealis
The European polyolefin market grew again in 2004 – by about 4% –despite a 24% year-on-year rise in average prices. Despite escalating crude oil prices, olefin and polyolefin margins widened due to the highest polyolefin price levels for over ten years. Polyolefin margins were the highest since 1999.

Improved margins, the success of the company's outstanding nine-quarter transformation program and the outstanding contribution to earnings made by the Borouge plant in Abu Dhabi – a 40:60 joint venture with ADNOC – brought a net profit of EUR 202.97 mn (2003: EUR 16.03 mn), and hence an equity contribution of EUR 50.74 mn to OMV's financial result.

Petrochemical and plastic prices in EUR/t


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
Polyethylene
Ethylene
Naphtha
Polypropylene
Propylene

In November 2004, Borealis sold its Sines plant in Portugal, with a capacity of 360,000 t of ethylene, 180,000 t of propylene, 290,000 t of polyethylene and 50,000 t of butadiene to the Spanish Repsol oil group. This will enable Borealis to concentrate on its four main production sites in Europe – Austria/Germany, Belgium, Finland, and Scandinavia – thus sustaining further growth.

Outlook
In order to optimize product and transportation costs at the Schwechat refinery, planning is going ahead for a pipeline linking the refinery with the Russian pipeline system in Bratislava. We expect to receive the necessary approvals in 2005, enabling construction to begin. A large number of TÜV inspections will be carried out at the refineries in 2005. One of these, relating to an expansion project, will involve a six-week shutdown at the petrochemical plants in Schwechat in the third quarter 2005. Due to the impact of the inspections and lower refining margins on results we anticipate a slight reduction in segment EBIT as compared to 2004. In the marketing business, the focus will be on growing market share by building new filling stations and by acquiring small forecourt networks in growth markets, as well as continuing to invest in the non-oil business.

OMV the global leader in AdBlue development
Pioneering role in truck emission reduction



Gas

At a glance in EUR mn	2004	2003	+/–
Segment sales	784	794	(1)%
Earning before interest and tax (EBIT)	75	79	(4)%
Capital expenditure	29	24	23%
Return on fixed assets in %	16	16	1%
Imports in bcm	7.01	7.05	(1)%
Transmission capacity sold in bcm	42.71	41.01	4%

Following a strong performance in 2003, segment sales eased back by 1% to EUR 784.40 mn. EBIT declined by 4% to EUR 75.46 mn. Reduced demand due to warm weather hit sales to EconGas and the local distribution companies. The conclusion of additional transit contracts had a positive effect on operating results. However, charges arising from modernization programs in 2004 led to a marked increase in maintenance costs. Earnings were also negatively impacted by a reduction in system charges imposed by the regulator. Special charges mainly related to personnel reduction programs and related provisions. Underlying EBIT excluding special charges was EUR 77.05 mn.

EconGas off to a good start

In March 2004 EconGas completed its first financial year after commencing full operations, posting highly gratifying results. After a strong performance in the business year 2003–2004, favored by cold weather, volume slipped back slightly over the last three quarters of 2004. A rainy summer also affected sales by boosting hydro power output at the expense of gas-fired generation. These negative domestic trends were counteracted by marketing success in neighboring countries, notably Germany and Italy. EconGas, which is consolidated at equity, contributed EUR 16.68 mn to the Group financial result for 2004.

New long-term contracts with Russian supplier

An agreement to roll over the long-term import contracts with Russia's Gazexport, reached in 2004, marked a major milestone for Austrian security of supply. The extended contracts, for increased shipments, placed Austrian gas supplies on a secure footing up to 2012. A change in the price formula brought a further adjustment in the terms to reflect conditions in today's liberalized markets.

Gas transits growing

Due to rising European gas demand and eastward enlargement of the EU, Austria's function as a hub for European gas transits is gaining in importance. The increasing need for transit capacity was reflected in higher sales of gas transit services in 2004. Total marketed transmission capacity advanced to 42.7 bcm (2003: 41.0 bcm). Marketing of all the additional capacity created by the second stage of the TAG Loop II expansion project, and the good response to the offer of interruptible services on the Trans-Austria-Gasleitung (TAG) and Süd-Ost-Leitung (SOL) played a large part in this increase. The volumes carried on the East-West system also grew markedly, shipments climbing by 9.6% to 10.8 bcm.

Transmission capacity up by 4%; Active role in the large European pipeline project Nabucco

Adoption of the Guidelines for Good Practice for Transmission System Operators (TSO) in mid-2004 helped consolidate OMV's reputation as a reliable and responsible partner for transit customers. Working through Gas Transmission Europe (GTE) – the European organization representing gas transmission companies – we played a key role in establishing these common rules for third party access to transmission pipelines.

We are continuing to invest in infrastructure in order to maintain the momentum of profitable growth in our transit business. Construction of an additional compressor station on the West-Austria-Gasleitung (WAG), in Upper Austria, begun in 2004, will raise capacity by 1.8 bcm when it comes into service in October 2005.

Nabucco pipeline project

OMV Gas is also contributing its transit know-how to the Nabucco pipeline project. This international venture is aimed at meeting long-term European demand growth by opening up new sources of supply in Central Asia, the Caspian region and Iran. The formation of Nabucco Company Pipeline Study GmbH in spring 2004 represented a significant step towards this goal. The main object of the company is to carry out a feasibility study for the scheme, which is one of the largest European pipeline projects. Other important tasks are drawing up a financing plan for construction of the Nabucco pipeline, coordinating all marketing activities and negotiating with potential customers. Another major milestone was the completion of parts of the feasibility study.

Transmission capacity sold in bcm


45
40
35
30
25
20
15
10
5
0
2002
2003
2004
East-West system
North-South system
Total

Improvements to storage services

Our gas logistic portfolio includes storage services. In order to maintain the competitiveness of our storage business, a total of EUR 20 mn is being invested in maintaining and modernizing the Schönkirchen-Reyersdorf storage facilities. Apart from working on these technical improvements, during the year we developed modern, flexible storage products in cooperation with AGGM Austrian Gas Grid Management AG and AGCS Gas Clearing and Settlement AG. The introduction of state-of-the-art technical and contractual standards at European level is making a major contribution to security of supply in Austria. The wide variety of transmission and storage services on offer as a result of gas deregulation requires sophisticated IT systems, which are being rapidly deployed.

New Gas System Charges Order weighing on results

The new Austrian Gas System Charges Order entered into force in June 2004. The charges for the logistics of the Eastern control area (OMV Gas and AGGM) were sharply reduced. This cut in sales revenues, which coincided with rising costs, due to regulation requirements, resulted in lower earnings. Due to the poor return on capital employed available the economics of continued investment in the Austrian domestic network will require careful examination.

Central European Gas Hub

In July 2004 Central European Gas Hub GmbH successfully conducted the second auction under the Gas Release Program. Some 250 mn cbm of gas were auctioned online. The year also saw the development of new services at the Baumgarten gas hub. Since October gas traders and retailers have been offered hub products online (www.gashub.at).

Austrian gas transit network expanded

During the year, investment in the transit network focused on further expansion of the two large transmission pipelines running through Austria. Apart from the preparatory work for the third stage of the TAG Loop II project, the main item responsible for the 23% increase in capital expenditure to EUR 28.98 mn was expansion of the capacity of the WAG through the construction of the Rainbach compressor station.

Outlook

A major challenge facing the Gas segment will be the integration and development of Petrom's gas operations. The aim is to establish Petrom as a leading player in the gas value chain in Romania. The new EconGas sales offices in Germany and Italy should help drive ahead the internationalization and growth of OMV's gas marketing business. We are also going for growth in the gas transit business. In the course of 2005 decisions will be taken, if favorable, work will start on the construction of additional compressor stations that will increase the capacity of the West-East and North-South systems. Important decisions on the Nabucco project, taking it closer to implementation, are also to be made in 2005.

Chemicals

At a glance in EUR m	**2004**	2003	+/–
Segment sales	394	491	(20)%
Earnings before interest and tax (EBIT)	25	43	(42)%
Capital expenditure	63	109	(42)%
Return on fixed assets in %	7	13	(44)%
Urea and melamine sales in mn t	0.32	0.30	5%
Plant nutrient sales in mn t	1.13	1.14	(2)%

Melamine market share up to 17%
Melamine plant in Piesteritz completed

The Chemicals segment's sales fell by 20% to EUR 394.13 mn. This was chiefly due to softer melamine prices, slightly lower plant nutrient sales volumes, our strategically motivated withdrawal from the feed additive business and the transfer of the Polyfelt geosynthetics business to the R&M segment.

EBIT declined by 42% to EUR 24.92 mn. The reasons for this were significantly weaker melamine margins, maintenance turnarounds at the Austrian and Italian plants, and the shift of Polyfelt's earnings contribution to R&M. The earnings contributions of the urea and fertilizer operations rose sharply due to higher margins. Clean EBIT excluding special items was EUR 27.45 mn. This figure excludes personnel reduction expenses and gains on the disposal of land.

Sales by regions


12%
Rest of Europe
8%
Rest of the world
36%
Austria
7%
Rest of EU
16%
Italy
21%
Germany

Melamine expansion drive
In October 2004 pilot production began at a new melamine plant in Germany, further expanding capacity at AMI Agrolinz Melamine International. Melamine sales volume registered a 21% year-on-year increase to 147,000 t. The proportion of total sales represented by melamine and urea hit 40% (2003: 39%).

Thanks to its relentless global expansion drive and further progress in extending its European market leadership, AMI succeeded in marketing the additional output from the new melamine plant in Piesteritz. The AMI Group grew its share of the global melamine market to 17%.

The Singapore sales company founded in 2003 has gained a strong foothold, helping AMI to make major inroads in the Asia-Pacific region. In addition, the company rapidly rolled out advanced logistics structures in its export markets. These allow AMI to offer excellent customer service and deliver cheaply and efficiently around the world.

Piesteritz project completed
Construction of the 80,000 t melamine plant in Piesteritz, Saxony-Anhalt began in 2002 and was completed during the year under review. The project came in under budget. Thanks to exemplary health and safety programs, the one million hours worked were accident free.

The plant uses a high-pressure production process developed by AMI in Linz. The 14,000 t of melamine produced in Piesteritz up to year end exhibited the high purity and quality that are AMI's hallmarks.

Melamine performance products
The Melamine Performance Products business set up in 2003 focuses on developing and producing high-performance materials based on new melamine resins. Together with the products' outstanding characteristics, which make them particularly suitable for high value-added applications, impeccable service and strong branding should ensure that their introduction goes well.

A well-developed research cooperation network, incorporating renowned university institutes and industrial partners in Austria and abroad, is helping to drive these projects ahead.

An example of what has been achieved is the launch of HIPE®ESIN. Among other things, this high-performance melamine resin is used to manufacture consoles for machines. HIPE®ESIN is unique, in that it combines the manufacturing advantages of thermoplastics with the product characteristics of thermoset plastics. The melamine performance product range also includes: HIPE®ADD chemical additives for the optimization of fiberboard and paper production, and laminate impregnation; HIPE®WOOD, a wood fiber based composite; and HIPE®COM, a high-performance fiber composite for the automotive, electrical and leisure industries.

Strong results from the plant nutrient business
In 2004, fertilizer demand edged up on the markets served by AMI. Following healthy stockbuilding in the fall of 2003, the spring season was also highly satisfactory. However, demand fell back in April 2004. The second half the year saw robust stock replenishment demand on AMI's core markets, and volumes and prices were above 2003 levels. One of the main factors behind high prices – especially for fertilizer urea – was increased raw material and energy costs. Plant nutrients accounted for 45% (2003: 39%) of total sales.

The entire plant nutrient product portfolio was successfully relaunched in 2004. The new Linzer Ware (Linz Goods) brand was supported by a wide range of marketing initiatives highlighting the benefits of the products.

The agrohit.com e-commerce platform performed extremely well. All fertilizer orders from customers on AMI's core markets are already being processed via the site. By extending the platform's functionality, farmers have been given direct access to information on fertilizer products and applications.

Investing in expansion
In all, the AMI Group invested some EUR 63 mn in its three sites in Austria, Germany and Italy, most of the spending going towards completion of the new melamine plant in Piesteritz.

An automation project at the Linz fertilizer plant marked the first step towards further extending AMI's cost leadership. The ammonia and nitric acid plants will be next in line for optimization in 2005, resulting in maximum efficiency and job security for employees. Every year, AMI also invests in improvements to environmental protection and plant safety at the Linz site.

The company built a filling station in Linz for AdBlue – a urea solution that reduces heavy vehicle NOx emissions – in 2004. This product, jointly developed by AMI and foreign oil and automotive industry partners, will make a major contribution to cutting traffic pollution.

Outlook
Economic forecasts for the main product markets continue to be cautiously optimistic. The key export markets for melamine are expected to grow steadily, with Asia and North America leading the way.

AMI will keep up the growth momentum in its melamine business, and will be marketing the additional volume from Piesteritz worldwide. The groundwork laid in 2004 together with last year's massive increase in exports have created a strong platform for further expansion.

Investing in melamine expansion; Improving cost leadership in fertilizers

The pick-up in the agricultural industries of the EU accession states is forecast to start impacting fertilizer demand, while the West European market is expected to be well balanced again in 2005. The current fertilizer and urea inventory points to another good season.

Directors' report

Group financial condition in EUR mn	2004	2003	2002
Sales (excluding petroleum excise tax)	9,880	7,644	7,079
Earnings before interest and tax (EBIT)	926	644	495
Net income for the year	642	393	322
Net cash provided by operating activities	1,001	939	581
Capital expenditure	2,274	1,381	675
Employees as of December 31	57,480[1]	6,137	5,828

[1] including 51,005 Petrom employees

The financial year 2004 will go down in OMV Group history as an outstanding year. The integration of the previous year's acquisitions (45% interest in the Bayernoil refineries, the Deutsche BP filling stations, the international upstream portfolio of Preussag Energie and the Avanti retail network) was successfully completed during the first six months. At the same time the finishing touches were put to preparations for the changeover to a holding company structure. During the summer the E&P and R&M businesses were spun off from OMV Aktiengesellschaft and became subgroup holding companies. Restructuring has created the organizational conditions for attainment of the Group's ambitious growth targets.

As part of efforts to streamline its portfolio, E&P divested its exploration activities in Sudan in May, and the Cabimas oilfield in Venezuela in August. The acquisition of a 50% stake in OMV Adriatik (formerly OMV Istrabenz) at the start of October resulted in the takeover of retail operations in Bosnia and Herzegovina, Croatia, Italy and Slovenia. The largest acquisition in the Group history, a 51% holding in the Romanian oil and gas company Petrom was completed with effect from December 14, 2004.

In order to maintain the Group's financial stability despite rapid expansion, preparations were made for a capital increase, as authorized by resolution of the Annual Stockholders' Meeting. This was effected on December 22, 2004, by issuance of three million no par shares worth EUR 657 mn and a EUR 550 mn convertible bond issue. The form of transaction chosen widened the investor base whilst minimizing the dilution effect and lifting the free float above the 50% mark.

Trading conditions were highly favorable for most Group operations throughout the year, and this positive environment enabled us to post significant increases in earnings, once again setting new records.

EBIT advanced by 44% to EUR 925.95 mn, and net income for the year by 63% to EUR 642.04 mn. Increased capacity (first full year of output from Bayernoil included in throughput figures) and healthier refining margins again played a major part in the improvement in earnings. Apart from a flat period in the first quarter, margins were significantly higher than 2003. E&P's earnings performance was equally satisfactory. Here, too, the pronounced increase in earnings was largely attributable to higher prices, though the very low average US dollar exchange rate over the year canceled out a large part of these gains.

Robust earnings growth also had a positive impact on return on capital. The basis for the calculation of return on capital was adjusted to take account of the effect of the Petrom acquisition[2], as the increase in capital due to consolidation at the end of the year was not yet accompanied by any earnings flows. Average return on capital employed (ROACE) rose from 12% to 16%, and return on fixed assets (ROfA) from 16% to 22%. Return on equity (ROE) progressed from 15% to 19%.

[2] Adjustments:
ROACE: Petrom's capital employed as of December 31, 2004 (EUR 2,095,421 thousand) stripped out.
ROfA: Petrom's intangible assets and tangible assets according to the company's financial statements (see Note 4) eliminated.
ROE: Stockholders' equity for 2004 adjusted downwards by the amount of the addition of minority interests arising from the Petrom acquisition (EUR 1,449,369 thousand).

Earnings before interest and tax (EBIT) in EUR mn	**2004**	2003	2002
Exploration and Production (E&P)	459	303	256
Refining and Marketing including petrochemicals (R&M)	442	265	125
Gas	76	79	115
Chemicals	25	43	43
Corporate and Other (Co&O)	(76)	(46)	(44)
OMV Group	**926**	**644**	**495**

The earnings contribution of the **Exploration and Production (E&P)** segment rose by 51% to EUR 459.38 mn. Crude and NGL production was down, but oil prices were considerably higher. As in 2003, only the weakness of the US dollar prevented a still more pronounced rise in EBIT. The marked increase in gas volumes was mainly due to higher output in Pakistan, however price realizations were lower. The impact on earnings of unscheduled depreciation (mainly impairment of the operations in Australia and Ecuador) at EUR 56.65 mn and personnel restructuring expenses at EUR 21.94 mn was more than offset by that of the disposal of the Sudan activities (EUR 96.72 mn).

Higher refining margins and the fact the first full year's volumes from Bayernoil were in the figures swelled the earnings of the **Refining and Marketing including petrochemicals (R&M)** segment by 67% to EUR 442.10 mn. The contribution of the Marketing business fell despite the additional volume generated by the acquisitions (Deutsche BP AG outlets purchased in the second half of 2003 and Avanti filling stations acquired near the end of 2003; consolidation of OMV Adriatik in October 2004). Apart from higher one-time charges owing to the acquisitions and retail network rationalization (EUR 11.81 mn in writedowns), poor trading margins in the retail business were mainly responsible for the decline in earnings. The commercial business held on to the previous year's result. The Polyfelt Group, part of the Chemicals segment until 2003, contributed EUR 5.49 mn to segment earnings.

The **Gas** segment was faced with slight transmission and storage tariff erosion, but this was more than compensated for by volume growth. The results of the supply business were little changed. The fact that the segment's earnings contribution nevertheless decreased by 4% to EUR 75.46 mn was due to a sharp rise in expenses for the modernization of metering equipment at storage facilities.

The **Chemicals** segment's EBIT dropped by 42% to EUR 24.92 mn. Melamine margins were considerably tighter than in 2003 – an effect amplified by the weakness of the US dollar. Another factor was the transfer of the plastics business, which had accounted for EUR 4.00 mn of segment earnings in the previous year, to R&M. The new melamine plant in Piesteritz, Germany did not commence pilot operation until near the end of 2004 and thus made no significant contribution to results.

The earnings of the **Corporate and Other (Co&O)** segment were impacted by substantial one-time expenses including the cost of the capital increase and higher consulting expenses. Total expenses in Co&O climbed by 64% to EUR 75.91 mn.

In order to maintain long-term competitiveness, further action was taken to reduce personnel expenses in 2004. These initiatives gave rise to total Group-wide expenses of EUR 73.04 mn, of which EUR 56.71 mn were accounted for by employee separation programs and EUR 7.87 mn by the settlement of various benefit entitlements. In 2003, the cost of employee separations and various one-time settlements totaled EUR 104.15 mn, all but EUR 12.81 mn of which was charged to provisions established in prior periods.

Significant events after the balance sheet date
Pursuant to streamlining of the E&P portfolio, in February OMV sold Basin Oil Pty Ltd (a wholly owned subsidiary of OMV Australia Pty Ltd.) to Santos Ltd, with retroactive effect from January 1, 2005. Clearance for the transaction is expected to be received in the second quarter of 2005.

Summarized income statement in EUR mn	**2004**	2003	2002
Sales (excluding petroleum excise tax)	9,880	7,644	7,079
Direct selling expenses	(160)	(131)	(102)
Production cost	(8,099)	(6,274)	(5,913)
Other operating income	250	147	107
Selling and administrative expenses	(666)	(531)	(460)
Exploration, and research and development expenses	(87)	(97)	(84)
Other operating expenses	(192)	(115)	(132)
Earnings before interest and tax (EBIT)	**926**	**644**	**495**
Financial items	28	(47)	(21)
Income from ordinary activities	**954**	**596**	**474**
Taxes on income	(312)	(203)	(152)
Net income for the year	**642**	**393**	**322**

OMV is an integrated oil company with a strong downstream focus; the R&M segment is by far the largest contributor to Group sales. Oil produced by the E&P segment is either processed at Group refineries or marketed by R&M (Supply and Trading). The results of the R&M business are strongly influenced by refining margins. The wide fluctuations in the main determinants of earnings – crude oil prices and the US dollar exchange rate – mean that there are often large swings in sales and production costs, and the impacts on earnings are thus difficult to predict. Oil is unlike many other industries in that order backlog is of little importance or predictive value.

Consolidated sales excluding petroleum excise tax rose by 29% to EUR 9,880.23 mn. The **R&M** segment's sales grew by 39% to EUR 8,381.30 mn. This upturn was mainly driven by higher price levels and considerably higher sales volumes and the previous year's acquisitions (Refining capacity and retail networks). EUR 237.80 mn of the gain was accounted for by crude trading. R&M significantly extended its lead as the main generator of Group sales, contributing EUR 8,374.98 mn or 86% of total sales (2003: EUR 6,021.75 mn or 79%).

The **E&P** segment registered a 14% increase in sales to EUR 988.34 mn, due to higher oil prices and increased gas production volumes. After the elimination of intra-group sales (crude oil and some gas) of EUR 658.92 mn, E&P's contribution to consolidated sales was EUR 329.42 mn or about 3% of the total (2003: EUR 340.51 mn or 5%).

Group sales by segments


4%
Chemicals
3%
E&P
8%
Gas
85%
R&M

In the **Gas** segment sales declined despite the fact that higher volumes offset slight price falls. This was due to the fact that the transfer of most of the segment's import and retail business to EconGas was not entirely completed in 2003. In consequence, segment sales declined by 1% to EUR 784.40 mn. After elimination of intra-group sales to the refineries the contribution to consolidated sales was EUR 774.49 mn (2003: EUR 785.47 mn), resulting in a 2 percentage point decline to 8% in the segment contribution. Sales in the **Chemicals** segment shrank by 20% to EUR 394.13 mn, chiefly reflecting tighter melamine margins and the transfer of the Polyfelt Group (2003: EUR 85.78 mn) to the R&M segment. At EUR 393.27 mn segment sales accounted for 4% of consolidated sales (2003: EUR 490.32 mn or 6%).

In terms of **geographical markets,** Austria's share of total sales decreased to 38% despite a 14% absolute increase to EUR 3,799.30 mn (2003: EUR 3,318.57 mn or 43%). German sales jumped by 62% to EUR 3,014.90 mn or 31% of total sales as a result of the Bayernoil acquisition in 2003 (2003: EUR 1,860.44 mn or 24%). The Czech Republic, Hungary, Slovakia, Slovenia and Poland are now included in the "Other EU" segment. The previous year's contributions from the "Other EU" and "Rest of Europe" segments were adjusted by EUR 1,308.09 mn. Sales to other EU member states leapt by 15% to EUR 2,115.09 mn (21% share), due mainly to the filling station acquisitions made in the previous year (2003: EUR 1,837,25 mn). In the rest of Europe, too, we again extended our market presence, especially in the forecourt business. Sales surged by 68% to EUR 663.50 mn, lifting this segment's contribution to 7% (2003: EUR 394.11 mn or 5%). At EUR 287.44 mn sales to the rest of the world represented an unchanged 3% of the total (2003: EUR 234.06 mn).

Group sales by regions



5%
Central and
Eastern Europe[1]
3%
Rest of
the world
1%
Rest of Europe
21%
Rest of EU
39%
Austria
31%
Germany

[1] Bosnia and Herzegovina, Bulgaria, Croatia, Romania and Serbia-Montenegro

Direct selling expenses, which mainly relate to third-party freight-out expenses, climbed by EUR 29.82 mn to EUR 160.39 mn due to the increased volume of business. **Production cost** which includes merchandise, and fixed and variable production costs, rose by 29% to EUR 8,098.85 mn, in step with higher sales. **Other operating income** was up by 70% to EUR 249.52 mn. This item includes EUR 123.22 mn in gains on the disposal of assets arising from the sale of exploration licenses in Sudan and of office buildings. Exchange gains, other gains on the disposal of assets, reversals of provisions, income from subsidies, discounts, licenses and reversal of valuation allowances are also reported thereunder. **Selling expenses** rose by EUR 125.89 mn or 35% to EUR 481.60 mn, about two-thirds of the increase being accounted for by expanded business activities as a result of the acquisitions. **General administrative expenses** grew by 5% to EUR 183.98 mn.

Exploration and **research and development expenses** fell by EUR 10.20 mn to EUR 86.70 mn. Exploration expense alone decreased from EUR 74.18 mn to EUR 68.00 mn. Research and development expenses were EUR 18.70 mn or 18% down on the previous year; as before, spending was mostly in the R&M and Chemicals segments.

Other operating expenses were up by EUR 77.59 mn to EUR 192.28 mn. The main items in 2004 were personnel reduction expenses at EUR 51.15 mn, unscheduled depreciation at EUR 21.45 mn and expenses in connection with the capital increase at EUR 22.63 mn.

The **financial items** show net income of EUR 28.19 mn (2003: net expense of EUR 47.11 mn). This EUR 75.30 mn swing reflects improved income from investments (gain of EUR 63.07 mn), lower net interest expense (down by EUR 4.04 mn) and higher other financial income (up by EUR 8.19 mn). **Income from investments** made a significantly higher earnings contribution, at EUR 85.67 mn (2003: EUR 26.05 mn). Of this amount EUR 78.28 mn related to write-ups of equity consolidated associates (2003: EUR 19.01 mn). A significat feature of 2004 was the earnings contribution of the Borealis Group, at EUR 50.74 mn (2003: EUR 4.01 mn). OMV's shares of the profits of gas investments, including the holding in EconGas GmbH, totaled EUR 25.65 mn (2003: EUR 14.69 mn) and that of the profits of R&M's investments EUR 1.89 mn.

Net interest expense fell by EUR 4.04 mn to EUR 59.89 mn due to the strong liquidity position. Interest and similar expenses rose by EUR 8.10 mn to EUR 102.84 mn while interest receivable including income from securities gained EUR 12.14 mn to stand at EUR 42.95 mn. The interest components of pension obligations, disclosed under interest expense, amounted to EUR 31.91 mn (2003: EUR 31.06 mn).

Taxes on income increased by EUR 108.66 mn to EUR 312.10 mn. **Current taxes on income** were up by EUR 143.90 mn to EUR 262.81 mn due to the strong results. **Deferred taxes** of EUR 49.29 mn were recognized as expense in 2004 (2003: EUR 84.54 mn). Reductions in corporate income tax came into effect in Austria in 2005. However, the change in the Austrian rate from 34% to 25% as of January 2005 led to a negative impact on income in 2004, as the balance of temporary differences and tax-loss carry forwards created deferred tax assets. The resultant expenses added about 3.3% to the effective tax rate. Nevertheless, the effective tax rate for the Group was 1.4% down on 2003 at 32.7%.

Capital expenditure in EUR mn	**2004**	2003	2002
Exploration and Production (E&P)	156	498	227
Refining and Marketing including petrochemicals (R&M)	460	709	282
Gas	29	24	104
Chemicals	63	109	49
Petrom (51% interest)	1,505	—	—
Corporate and Other (Co&O)	61	41	13
Total capital expenditure	**2,274**	**1,381**	**675**
+/– Changes in the consolidated Group, results of equity consolidated associates and restructuring	(1,538)	(651)	17
+ Securities held as fixed assets and loans	45	84	33
Additions to fixed assets as shown in statement of fixed assets	**781**	**814**	**725**
+/– Currency translation and adjustments	(99)	(23)	(53)[1]
Investments in fixed assets as shown in statement of cash flows	**682**	**791**	**672**

[1] adjusted

Acquisitions involving the purchase of interests in companies are shown at acquisition cost. Acquisition costs totaled EUR 1,599.87 mn in 2004. Consolidation of these companies increased consolidated fixed assets by EUR 2,865.52 mn. Where individual assets or groups of assets are acquired, these are reported under the current capital expenditure of the segments. **Capital expenditure** rose to EUR 2,274.22 mn (2003: EUR 1,380.73 mn). This includes the acquisition of a 51% interest in the Romanian Petrom oil and gas company at a cost of EUR 1,504.85 mn. Capital expenditure not relating to equity investments amounted to EUR 674.35 mn.

E&P invested EUR 156.24 mn (2003: EUR 498.37 mn), mainly in developing Austrian fields, but also in development projects in New Zealand, Tunisia and the UK. Capital expenditure in **R&M,** at EUR 459.50 mn (2003: EUR 708.96 mn) chiefly comprised EUR 95.02 mn devoted to the acquisition of the remaining 50% interest in OMV Adriatik (previously OMV Istrabenz) and that company's retail operations in Bosnia and Herzegovina, Croatia, Italy and Slovenia. In addition, R&M invested in the expansion and modernization of the existing filling station networks, and in the refineries. Most of the spending on refineries went to quality enhancement projects (product and process improvements). Capital expenditure in the **Gas** segment, at EUR 28.98 mn, was largely channeled into the TAG Loop II transit pipeline expansion project. In the **Chemicals** segment capital expenditure of EUR 63.42 mn (2003: EUR 108.53 mn) principally relates to the completion during the year of a melamine plant in Piesteritz, Germany. Capital expenditure by **Corporate and Other** includes the EUR 42.29 mn spent on increasing OMV's holding in the Hungarian oil company MOL to 10.04%.

The reconciliation with the additions to fixed assets chiefly concerns the elimination of acquisition related additions to equity interests which are not included in consolidation. The difference between the additions shown in the statement of fixed assets and the investments reported in the statement of cash flows is largely attributable to the adjustments to valuations which do not affect cash flows (e.g. valuation at equity) and to investments that did not affect cash flows during the period in which they were undertaken.

Summarized balance sheet in EUR mn	**2004**	%	2003	%
Fixed assets	8,170	63	5,204	69
Inventories	1,150	9	707	9
Accounts receivable, other assets, prepaid expenses and deferred charges	2,148	17	1,264	17
Cash and cash equivalents	1,482	11	342	5
Stockholders' equity	5,381	42	2,685	36
Provisions	1,331	10	1,049	14
Deferred taxes	68	1	2	0
Bonds and long-term special financing	1,186	9	509	7
Amounts due to banks	1,029	8	903	12
Accrued restoration costs	1,270	10	299	4
Other liabilities and deferred income	2,685	21	2,072	28
Total assets/liabilities	**12,950**	**100**	**7,517**	**100**

Total assets grew by EUR 5,433.26 mn or 72% to EUR 12,949.95 mn. Some EUR 5,036.22 mn of this increase was accounted for by acquisitions – the largest item being the purchase of 51% of Petrom, whose assets are fully consolidated. The fixed assets ratio declined from 69% to 63%. The fixed assets ratio taking long-term debt into account rose from 106% to 123%. The ratio of fixed assets to net worth likewise increased, to 66% (2003: 52%).

Fixed assets rose by EUR 2,965.78 mn to EUR 8,169.67 mn, EUR 56.41 mn of the increase being accounted for by financial assets. Additions arising from acquisitions amounted to EUR 2,859.30 mn. At EUR 589.35 mn additions to fixed tangible and intangible assets exceeded depreciation and disposals by EUR 16.83 mn. The acquisitions resulted in a net reduction of EUR 63.25 mn in financial assets, as there were already OMV interests in and outstanding loans to the acquiree OMV Adriatik as of December 31, 2005, as well as Avanti Tankstellen-betriebsgesellschaft which was consolidated in 2004. Chiefly as the result of OMV's share of the earnings of acquirees, interests in associated companies increased by a net amount of EUR 56.28 mn. The increase in the interest in MOL and securities were chiefly responsible for a further net addition of EUR 63.38 mn. Foreign currency translation resulted in a total increase of EUR 9.73 mn, following a reduction of EUR 61.13 mn in 2003.

Net current assets – defined as inventories, accounts receivable, prepaid expenses and deferred charges – amounting to EUR 3,298.33 mn (2003: EUR 1,971.24 mn) and liabilities (excluding financing) and deferred income (excluding tariff prepayments) amounting to EUR 2,301.05 mn (2003: EUR 1,658.05 mn) rose by a total of EUR 684.08 mn. This increase was mainly due to Petrom (EUR 608.46 mn), which added EUR 923.44 mn to assets and EUR 314.67 mn to liabilities. Net current assets excluding Petrom rose by EUR 75.62 mn. Here, the main features were an increase of EUR 304.80 mn in trade receivables due to higher product prices and increased business volume, and a corresponding increase of EUR 238.97 mn in trade payables.

Of the EUR 443.02 mn rise in inventories, EUR 385.01 mn were accounted for by Petrom and the remaining EUR 58.01 mn largely by the refineries. Receivables and other assets including prepaid expenses and deferred charges rose by EUR 884.07 mn. Here, too, a large part of the increase – some EUR 538.43 mn – was due to Petrom, EUR 333.79 mn of this amount relating to entitlements to compensation arising from decommissioning and restoration obligations carried as liabilities. The increase of EUR 345.64 mn after elimination of Petrom mainly concerned a price and volume related rise in outstanding liabilities related to the refining business. Liabilities and deferred income were up by EUR 613.32 mn or 30%. Of this increase EUR 314.97 mn related to Petrom and the other EUR 298.35 mn mainly to trade payables.

Provisions (excluding deferred taxes) rose by EUR 283.55 mn to EUR 1,330.65 mn, EUR 195.68 mn being attributable to Petrom and the other EUR 87.87 mn chiefly to outstanding corporate income tax. The provisions for deferred taxes grew by EUR 65.96 mn, EUR 25.77 mn of this amount deriving from Petrom. Obligations assumed in connection with the Petrom acquisition were almost exclusively responsible for the increase of EUR 971.84 mn in accrued decommissioning and restoration costs to EUR 1,270.52 mn.

In order to remain true to management's commitment to profitable growth accompanied by sound finances, the Company's capital stock was increased in 2004, with a simultaneous convertible bond issue, resulting in total proceeds of EUR 1,207.00 mn. Thanks to these transactions, but also to the Company's excellent operating results, amounts due to banks and outstanding bond debt increased by only EUR 800.01 mn, despite the Company's rapid growth. The bonds and special financing item rose markedly as a whole. This item includes the convertible bond previously issued (EUR 550 mn), a bond previously issued by Petrom (EUR 142.26 mn) and a translation related reduction of EUR 18.43 mn in the value of the US dollar bond issue. Amounts due to banks rose by EUR 126.18 mn (Petrom: EUR 63.03 mn). Of the increase in cash and cash equivalents, EUR 1,140.39 mn were accounted forby Petrom.

Balance sheet structure in EUR mn


13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,149
4,254
2,411
2,114
1,895
1,624
7,517
5,204
2,685
2,811
2,313
2,020
12,950
8,170
5,381
4,708
4,780
2,861
2002
2003
2004
Fixed assets
Current assets
Stockholders' equity
Long-term liabilities
Short-term liabilities

The **gearing ratio**, defined as the ratio of net debt to stockholders' equity, declined to 14% by the end of 2004 from 40% at 2003. This is mainly explained by the fact that the acquisition of 51% of Petrom was structured in two stages and was partly financed by a capital increase which injected liquidity into the company which was then consolidated. Moreover, the 49% minority interests in Petrom likewise widens the Groups' reported equity base. Petrom's balance sheet structure has thus had a favorable impact on the OMV Group's gearing ratio, as only a small part of the assets acquired were debt financed. As of December 31, 2004, long and short-term borrowings were EUR 2,214.78 mn (2003: EUR 1,411.74 mn) while current financial assets totaled EUR 1,467.22 mn (2003: EUR 330.77 mn). **Net debt** was EUR 747.56 mn compared to EUR 1,080.97 mn in 2003.

Gearing ratio


6,000
5,000
4,000
3,000
2,000
1,000
0
(1,000)
(2,000)
60%
40%
20%
0%
2,411
(478)
2,685
(1,081)
5,381
(748)
2002
2003
2004
Equity in EUR mn
Net debt in EUR mn
Gearing ratio in %

Cash flow

Net cash provided by operating activities registered a year-on-year improvement of EUR 62.34 mn or 7%, to stand at EUR 1,001.27 mn. The reconciliation of net income for the year with net cash provided by operating activities (before changes in working capital) resulted in a net adjustment of EUR 332.01 mn for 2004 (2003: EUR 410.28 mn). This reflected depreciation, deferred taxes and long-term provisions for decommissioning and restoration costs totaling EUR 583.87 mn (2003: EUR 554.80 mn). The adjustment was reduced by write-ups and the reduction of long-term provisions for employee benefits (pensions and severance payments) as well as other non cash items totaling EUR 137.39 mn (2003: EUR 152.19 mn). The other non cash items principally relate to shares of associates' profits less dividends, at EUR 50.75 mn (2003: EUR 5.14 mn) and the adjustment of the depreciation component of a tariff prepayment of EUR 50.63 mn (2003: EUR 50.50 mn) reported under net cash provided by financing activities. Another downward adjustment resulted from the proceeds from the sale of fixed assets, amounting to EUR 114.47 mn (2003: recognition of EUR 7.67 mn in losses) which was written to net cash used in investing activities.

Funds tied up in working capital as of December 31, 2004 were slightly down at EUR 27.22 mn. An increase of EUR 287.96 mn in accounts receivable was largely financed by a EUR 244.01 mn increase in liabilities. The sharp rise in receivables and payables is explained by the higher price level as well as the increased volume of business due to Bayernoil. The increase of EUR 105.23 mn in short-term provisions largely concerns outstanding corporate income tax payments which grew considerably due to improved profits. Amounts tied up in inventories and other changes grew by EUR 34.06 mn.

Acquisitions of subsidiaries net of cash acquired are shown under **net cash used in investing activities.** Due to Petrom's high liquidity (EUR 1,064.10 mn in cash and cash equivalents) the acquisition did not have a major impact on cash flows from investing activities. The acquisitions made in 2003 were mainly of debt-free assets. Investment outflows of EUR 1,143.21 mn (2003: EUR 1,588.52 mn) were partly offset by proceeds from disposals of EUR 244.21 mn (2003: EUR 92.51 mn), such that net cash used in investing activities was EUR 899.00 mn (2003: EUR 1,496.01 mn).

Investment was largely financed by the assumption of EUR 778.90 mn of long-term debt (2003: EUR 946.74 mn) and a capital increase of EUR 692.92 mn (common stock and the equity component of the convertible bond issue). **Net cash provided by financing activities** also includes repayments of long-term debt amounting to EUR 289.63 mn (2003: EUR 91.55 mn), an increase in short-term debt of EUR 1.06 mn (2003: decrease of EUR 86.55 mn) and EUR 107.83 mn in dividend payments (2003: EUR 96.97 mn).

Cash flows in EUR mn


1,200
1,000
800
600
400
200
0
(200)
(400)
(600)
581
(622)
58
939
(1,496)
670
1,001
(899)
1,075
2002
2003
2004
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financial activities

Results according to US GAAP

Apart from the consolidated financial statements in accordance with the Austrian Commercial Code (ACC), which represent the primary reporting format, for almost ten years now OMV has been preparing US GAAP statements in the form of a reconciliation. The latter presents the main valuation differences between the ACC and US GAAP that affect stockholders' equity and net income. Many disclosures required only by US GAAP have therefore also had to be included in the primary reporting format. With effect from 2005, as a company domiciled in the EU, OMV will change over to International Financial Reporting Standards (IFRS) as the primary mode of presentation for its financial statements. Like US GAAP, the IFRS are strict and widely accepted accounting standards. Since the changeover will mean that the primary reporting format already conforms to international standards, a reconciliation with a second international format will no longer be necessary, and the US GAAP reconciliation will thus cease to be included from the 2005 report onwards.

The main reasons for the divergence between net income and stockholders' equity as reported under US GAAP and ACC are the differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation, and for the timing of the recording of transactions. Net income under US GAAP was EUR 655.05 mn (2003: EUR 371.97 mn) and EUR 14.86 mn (2003: EUR 20.14 mn) higher than the ACC result (excluding minorities).

In the past, changes in valuation methods and in the assumptions upon which valuation is based have necessitated various cumulative retroactive adjustments. In the case of the prolongation of the useful lives of processing plants in the R&M segment, resulting in considerably higher depreciation bases, the effect was an increase of EUR 33.14 mn in depreciation (2003: EUR 29.57 mn). The depreciation of fixed assets item also reflects the reversal of goodwill amortization (see Note 32) which had a positive income effect of EUR 4.78 mn (2003: EUR 6.61 mn).

The change in the accounting treatment of raw materials and supplies under ACC in 2002, which necessitated a cumulative retroactive adjustment – whereas US GAAP requires a prospective approach – added EUR 2.53 mn to income (2003: EUR 2.34 mn).

The different treatment of E&P assets under US GAAP (see Note 33) increased net income by EUR 8.77 mn (2003: EUR 28.59 mn). This is the balance of EUR 6.38 mn in income from the recognition of assets in connection with decommissioning obligations in accordance with US GAAP which commenced in 2003 (see Note 38) and a EUR 15.15 mn increase in depreciation arising from other differences in the valuation of E&P assets. Expenses for decommissioning obligations are netted against EUR 6.18 mn in income stated under other provisions, resulting in an overall negative impact of EUR 0.20 mn on pretax US GAAP income from decommissioning obligations as compared to ACC.

The cost of the capital increase (issuance of 3 mn no par common shares), at EUR 14.93 mn after tax, is expensed in the ACC statements. Under US GAAP such expenses cannot be recognized but must be directly deducted from the capital inflow. This has a positive impact of EUR 14.93 mn on net income according to US GAAP.

The proceeds of the convertible bond issue include an equity component of EUR 35.92 mn which is reported under the capital reserves in the ACC statements. Under US GAAP this amount must be disclosed as a liability. The equity component and the write-back of the discount in the 2004 ACC statements were therefore reversed, reducing interest expense by EUR 0.42 mn.

The different method of calculating provisions for severance payments, pensions, jubilee payments and separation expenses increased net income under US GAAP by EUR 16.85 mn as compared to ACC (2003: negative impact of EUR 44.90 mn versus ACC due to the fact that the change in the retirement age, current payments and the realization of actuarial gains did not increase net income under US GAAP).

The rules for accounting for provisions are more restrictive under US GAAP (see Notes 37 and 38). The increased expenses for severance payments, amounting to EUR 20.13 mn, result from a EUR 20 mn personnel reduction program, launched in 2003, which did not qualify for a provision because the necessary signatures pursuant to SFAS 88 had not been obtained by balance sheet date, and from related interest expense. Income in the 2003 US GAAP statements was reduced by EUR 52.10 mn due to the fact that neither expenses of EUR 72.10 mn for provisions for personnel reduction expenses as of December 31, 2002, under ACC, nor the reversal of the above personnel reduction program were recognizable under US GAAP.

The overall increase in expense for other provisions under US GAAP of EUR 10.30 mn (2003: EUR 16.34 mn) mainly concerned the reversal of the aforementioned decommissioning obligations amounting to EUR 6.18 mn and EUR 4.80 mn in expenses arising from the elimination of the reversal of the provision for the compulsory crude inventories and a result reduction from recognition of EUR 11.86 mn in payments on account in the event of termination of membership in captive insurance companies. No provision was made for this amount in the ACC presentation because there is no intention to terminate.

The positive income effect of foreign currency transactions, which amounted to EUR 23.68 mn (2003: EUR 33.46 mn), largely resulted from the valuation of the USD bond at balance sheet date as required by US GAAP, which resulted in unrealized exchange gains of EUR 18.43 mn (see Note 39).

The valuation of derivative instruments at fair value under US GAAP reduced net income by EUR 25.55 mn at balance sheet date (2003: EUR 1.05 mn).

Since the introduction of the full application of deferred taxation in the ACC presentation, adjustments to deferred taxes in the reconciliation have related only to the effects of the US GAAP adjustments.

In the consolidated statements according to ACC the minority interests related to the Petrom acquisition are measured at fair value. Under US GAAP undisclosed reserves and liabilities identified on revaluation can only be recognized in proportion to the percentage holding (51%). Since Romania had hyperinflationary status up to June 30, 2004, and no US GAAP compliant hyperinflationary accounting methods have been used, reconstruction of US GAAP compliant minority interests was considered impractical. The approach taken to the presentation of minorities is in accordance with the new IFRS 3 standard. Because of this, and the impending changeover to IFRS reporting, a retroactive reconstruction in accordance with US GAAP principles not been applied. The US GAAP auditors' certificate accordingly contains a qualification with regard to the reporting of minority interests in respect of Petrom.

Risk management

OMV is an integrated international oil group with activities in the chemical industry. Its operations extend from oil and gas exploration and production (E&P), and processing (Refining) through to trading and marketing (Supply, Marketing, Gas, Chemicals and Plastics).

Like all oil and gas companies OMV is exposed to a variety of risks, including operational and market risks. OMV takes the view that in the long term some of the risks associated with the downstream business are counterbalanced by opposite developments in the upstream operations. However, the balancing effects of integration in the sense of opposing industry risks are often lagged, and may in the short run be absent altogether. Because of this, OMV's risk management activities focus on the net risk exposure associated with a given portfolio.

Our enterprise wide risk management (EWRM) system has enhanced risk awareness and risk management skills across all areas of the organization, including subsidiaries in 16 different countries. Twice yearly EWRM reports list the main risks and their potential impacts, and detail recent developments and action taken. In conformity with the Austrian Corporate Governance Code, the effectiveness of the system is reviewed by an external auditor on an annual basis.

In addition, OMV collects and analyzes information on the political situation in countries where it operates, and assesses country risk before entering new countries. A Group-wide environmental risk reporting system is used to evaluate existing and potential obligations.

Group Treasury hedges in some cases financial risks associated with currencies and interest rates, and counterparty credit risk on a centralized basis with a view to safeguarding OMV's financial strength and stability. Commodity price risk management, aimed at ensuring that income streams are adequate to finance planned investments, is based on a business at risk model. The Executive Board is responsible for decisions on the use of hedging instruments, taken in the light of recommendations by an operating committee.

Outlook for 2005

2005 will be a year of consolidation and focusing on our core operations, as the integration of the Petrom acquisition will tie up large amounts of management time. 2005 will also see a switch in the primary format of the Company's annual financial statements from ACC to IFRS, resulting in improved international comparability.

We expect the main determinants of Group financial performance, in particular oil prices, the USD exchange rate and refining margins to continue to exhibit a high degree of volatility. We expect **crude oil prices** to remain at high levels, though below the previous year's average, and we anticipate strong short-term fluctuations. As regards the **USD exchange rate,** we see the dollar weakening slightly in comparison with 2004. We do not expect a repeat of the record refining margins recorded in 2004. There was a major squeeze on European **refining margins** in January. However, we see margins recovering in the course of 2005, though they are unlikely to be on a par with 2004. In the second half of 2004 the **Urals-Brent spread** widened markedly. The differential has since narrowed considerably, but we expect it to remain at higher levels than in the past.

E&P has already met its 2008 growth targets as set in 2002 as a result of the Petrom acquisition. The environment for further acquisitions is very difficult at present. The main investment focus in 2005 will be the Pohokura gas field development in New Zealand, which is due to come onstream in the second half of 2006. The oil and gas discoveries made last year are being rapidly evaluated, and will be developed as quickly as possible where appropriate. An agreement to divest the Australian natural gas activities was signed in February 2005 as part of efforts to streamline our portfolio. Lower output volume as a result of the disposals, and the expectation of lower crude prices lead us to anticipate a slight decline in E&P's results.

We anticipate a fall in the earnings of the **Refining business,** due to lower refining margins and a scheduled six-week turnaround at the petrochemical plants in Schwechat during the second half of the year. Expansion of the capacity of the cracker at the refinery will raise ethylene and polypropylene output from 650,000 to 900,000 t/y. In order to optimize the cost position at the Schwechat refinery in both product and logistics terms, we plan to build a pipeline to Bratislava to create a link with the Russian system. We expect to receive the necessary approvals in 2005, enabling construction to go ahead.

Margins in the **Marketing business** came under very heavy pressure last year. We believe that the situation will ease in 2005, leading to an improvement in results. In the retail growth markets we are focusing on boosting our market shares by building new filling stations and acquiring small forecourt networks, and we will continue to invest in the non-oil area (shops, catering, etc).

In the **Gas** segment all the groundwork has been laid for key decisions on the major Nabucco pipeline project. The planned line would run through five countries, linking gas reserves in the Near East with Central Europe. Due to the new tariff order which entered into effect in 2004, and scheduled maintenance work at storage facilities, we expect somewhat lower earnings in 2005. The changeover to IFRS in 2005 will mean that the TAG gas pipeline and the tariff prepayments made to finance the TAG expansion project will no longer be carried on our balance sheet.

In **Chemicals** we expect earnings to increase as a result of the additional output from the new German plant and better melamine margins.

As from 2005, **Petrom's** results will be consolidated in OMV's income statement, and should make a positive contribution to earnings. In Romania it will be possible to allocate about one-third of sales generated by oil and gas production to a reserve (geological quota) in 2005 and 2006 on a tax deductible basis. Since Petrom intends to make full use of the reserve no tax expense is anticipated in 2005. Visibility with respect to the impact of crude prices, refining margins and the exchange rate of the Romanian lei on earnings after the consolidation of Petrom will steadily improve.

Austrian corporate income tax was cut from 34% to 25% at the start of 2005. The consolidation of Petrom will also have a favorable effect on the Group **effective tax rate** due to Petrom's use of the geological quota. Moreover, Romania reduced its corporate income tax rate from 25% to 16% at the start of 2005.

Taking all these factors together, we anticipate a similar result to last year, as the contribution from Petrom should compensate for the effects of a less positive business climate.

In order to consolidate, and achieve further growth in our business, we expect to invest annually about EUR 1.3 bn for the next three years, of which some EUR 400 mn will be earmarked each year for Petrom. Management takes a value based approach to all investment decisions. We are aware that this is essential if we are to hit our long-term target of a return on average capital employed (ROACE) of 13% over the course of a business cycle, given average market indicators.

Vienna, March 11, 2005

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

David Davies

Helmut Langanger

Abbreviations and definitions

ACC Austrian Commercial Code

bbl, bbl/d barrels (1 barrel equals approximately 159 liters), barrels per day

bn billion

boe, boe/d barrels of oil equivalent, boe per day

bcf, bcm billion standard cubic feet (60 °F/16 °C), billion cubic meters (32 °F/0 °C)

CAPEX capital expenditure

capital employed stockholders' equity plus net debt and provisions for pensions, less marketable securities

cbm, cf standard cubic meters, standard cubic feet

Co&O Corporate and Other

EBIT earnings before interest and tax

equity ratio stockholders' equity divided by balance sheet total expressed as a percentage

EU European Union

EUR euro

E&P Exploration and Production

FASB, FIN Financial Accounting Standards Board, FASB Interpretation Note

finding cost total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)

gearing ratio net debt divided by stockholders' equity expressed as a percentage

mn million

monomers collective term for ethylene and propylene

net debt bank debt less liquid funds (cash and cash equivalents)

net income net operating profit after interest, tax and extraordinary items

NOPAT net operating profit after tax; net income plus net interest and extraordinary items after tax

NGL natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

payout ratio dividend divided by earnings per share expressed as a percentage

PCF, price cash flow ratio share price divided by cash flow per share

production cost cost of material and personnel during production excluding royalties (OPEX)

PRT, PRRT Petroleum Revenue Tax, Petroleum Resource Rent Tax

ROfA, return on fixed assets EBIT divided by average *intangible and tangible assets expressed as a percentage*

ROACE, return on average capital employed NOPAT divided by average capital employed expressed as a percentage

ROE, return on equity net income for the year divided by average stockholders' equity expressed as a percentage

R&M Refining and Marketing including Petrochemicals

SEC United States Securities and Exchange Commission

SFAS Statement on Financial Accounting Standards

t, toe metric ton, ton of oil equivalent

USD US dollar

US GAAP United States Generally Accepted Accounting Principles

WACC weighted average cost of capital

For more abbreviations and definitions please visit www.omv.com > Communication > Glossary.

Financial statements according to Austrian Commercial Code
Consolidated balance sheet as of December 31, 2004

Note	Assets EUR 1,000	2004	2003
5	**A. Fixed assets**		
	I. Intangible assets	209,305	160,284
	II. Tangible assets	6,718,484	3,858,141
	III. Financial assets	1,241,879	1,185,468
		8,169,668	**5,203,893**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	364,606	181,351
	2. Work in progress and services not yet invoiced	206,940	160,833
	3. Finished goods and merchandise	571,909	361,987
	4. Payments on account	6,810	3,066
		1,150,265	707,237
7	II. Accounts receivable and other assets		
	1. Receivables from trade	1,308,939	840,967
	2. Receivables from non-consolidated subsidiary companies	32,498	39,943
	3. Receivables from associated companies	166,519	157,199
	4. Other receivables and other assets	561,231	199,073
		2,069,187	1,237,182
	III. Securities and investments	15,782	44,192
	thereof own shares 2004: 14,761 (2003: 12,171)		
	IV. Cash in hand, checks and cash at bank	1,466,166	297,362
		4,701,400	**2,285,973**
	C. Prepaid expenses and deferred charges	**78,879**	**26,820**
		12,949,947	**7,516.686**

Liabilities EUR 1,000	**2004**	2003	Note
A. Stockholders' equity			8
I. *Capital stock*	*218,100*	196,290	
II. Capital reserves	1,088,774	417,663	
III. Revenue reserves	2,436,162	1,925,480	
IV. Reserves for own shares	14,761	12,171	8
V. Minority interests	1,491,621	26,144	
VI. Unappropriated income thereof income brought forward in 2004: 67 (2003: 312)	131,414	107,588	
	5,380,832	**2,685,336**	
B. Provisions			
1. Provisions for severance payments	130,554	97,377	10
2. Provisions for pensions	562,798	576,509	10
3. Provisions for taxes	183,049	28,181	9
4. Other provisions	522,507	347,332	11
	1,398,908	1,049,399	
C. Liabilities			12
1. Loans thereof convertible 2004: 550 (2003: —)	1,177,194	503,365	
2. Long-term special financing, not shown under items 3 to 9	8,834	5,743	
3. Amounts due to banks	1,028,750	902,570	
4. Payments received on account	44,291	27,110	
5. Accounts payable from trade	1,182,561	845,800	
6. Notes payable	98	—	
7. Accounts payable to non-consolidated subsidiary companies	612	1,073	
8. Accounts payable to associated companies	43,973	49,207	
9. Other liabilities	931,812	667,426	
	4,418,125	**3,002,294**	
D. Accrued decommissioning and restoration costs	**1,270,519**	**298,679**	13
E. Deferred income	**481,563**	**480,978**	14
	12,949,947	**7,516,686**	
Contingent liabilities	118,572	91,280	23

Statement of fixed assets

EUR 1,000	As of 1.1.2004	Foreign currency differences	Changes in the consolidated Group	Additions
				At acquisition c
I. Intangible assets				
1. Concessions, patents, similar rights and licenses	261,427	1,037	48,541	20,953
2. Goodwill	137,209	(124)	346	—
3. Payments on account	21	—	—	867
	398,657	**913**	**48,887**	**21,820**
thereof segments:				
Exploration and Production	40,821	(8)	—	353
Refining and Marketing incl. petrochemicals	257,378	921	14,960	6,238
Gas	60,184	—	—	3,868
Chemicals	11,933	—	—	796
Petrom	—	—	33,927	—
Corporate and Other	28,341	—	—	10,565
II. Tangible assets				
1. Developed and undeveloped land, buildings and buildings on third party property	2,174,043	(12,804)	1,007,089	69,710
2. Plant and machinery	6,302,223	(36,842)	1,397,947	184,896
3. Other fixed assets, tools and equipment	1,315,563	6,603	96,830	74,091
4. Assets under construction	236,128	(22)	368,511	230,532
5. Payments on account	18,401	(120)	3,791	8,303
	10,046,358	**(43,185)**	**2,874,168**	**567,532**
thereof segments:				
Exploration and Production	2,814,912	(66,920)	—	155,020
Refining and Marketing incl. petrochemicals	4,758,157	23,735	270,334	317,183
Gas	1,561,397	—	—	24,338
Chemicals	838,482	—	—	62,625
Petrom	—	—	2,603,834	—
Corporate and Other	73,410	—	—	8,366
III. Financial assets				
1. Investments in non-consolidated subsidiaries	37,044	329	(909)	84
2. Loans to non-consolidated subsidiaries	560	107	2,703	—
3. Other investments	268,215	163	(15,613)	43,297
4. Loans to enterprises in which a participating interest is held	131,412	43	(6,088)	1,950
5. Investments arising from equity consolidation	593,312	10,725	(54,269)	102,812
6. Securities	174,982	—	34	41,149
7. Other loans	26,167	29	750	2,038
	1,231,692	**11,396**	**(73,392)**	**191,330**
	11,676,707	**(30,876)**	**2,849,663**	**780,682**

Disposals	Transfers	As of 31.12.2004	Writeups	Depreciation (cumulative)	Net book value 31.12.2004	Net book value 31.12.2003	Depreciation 2004	Depreciation 2003
›roduction costs								
4,729	16,535	343,764	—	168,302	175,462	122,871	27,273	21,450
—	—	137,431	—	104,465	32,966	37,392	4,778	6,610
—	11	877	—	—	877	21	—	—
4,729	**16,535**	**482,072**	**—**	**272,767**	**209,305**	**160,284**	**32,051**	**28,060**
1,690	13,464	52,940	—	28,030	24,910	23,376	6,227	6,379
2,633	8,421	285,284	—	190,489	94,795	88,149	17,712	13,708
328	(378)	63,346	—	28,411	34,935	33,736	2,255	2,136
44	229	12,914	—	10,849	2,065	1,534	494	1,097
—	—	33,928	—	—	33,928	—	—	—
34	(5,212)	33,660	—	14,988	18,672	13,489	5,363	4,740
44,108	(379)	3,193,551	—	1,049,082	2,144,469	1,180,819	80,117	58,787
40,430	405,367	8,213,161	27	4,676,464	3,536,697	1,908,941	311,714	245,859
36,000	(208,309)	1,248,778	—	838,872	409,906	520,192	89,447	99,616
11,357	(212,281)	611,510	7	6,208	605,302	229,916	—	—
7,306	(922)	22,147	82	37	22,110	18,273	—	63
139,201	**(16,524)**	**13,289,147**	**116**	**6,570,663**	**6,718,484**	**3,858,141**	**481,278**	**404,325**
29,896	(13,124)	2,859,991	—	1,778,250	1,081,741	1,170,660	207,344	163,909
73,583	(3,209)	5,292,617	116	3,085,626	2,206,991	1,858,088	192,815	154,920
5,208	38	1,580,565	—	1,148,289	432,276	454,108	45,452	48,366
4,497	(229)	896,381	—	527,359	369,022	336,042	27,491	29,117
—	—	2,603,834	—	—	2,603,834	—	—	—
26,017	—	55,759	—	31,139	24,620	39,243	8,176	8,013
332	—	36,216	—	16,879	19,337	19,985	43	270
60	—	3,310	—	—	3,310	500	25	60
231	—	295,831	—	—	295,831	268,215	—	—
254	—	127,063	—	—	127,063	131,340	182	—
46,531	—	606,049	—	2,097	603,952	581,071	—	—
33,413	—	182,752	2,282	12,147	170,605	159,849	335	563
5,794	—	23,190	5	1,409	21,781	24,598	154	1,233
86,615	**—**	**1,274,411**	**2,287**	**32,532**	**1,241,879**	**1,185,468**	**739**	**2,216**
230,545	**—**	**15,045,630**	**2,403**	**6,875,962**	**8,169,668**	**5,203,893**	**514,068**	**434,511**

Consolidated statement of income

Note	EUR 1,000	2004	2003
	1. Sales including petroleum excise tax	13,369,980	10,036,757
	2. Petroleum excise tax	(3,489,751)	(2,392,325)
	3. Subtotal of items 1 to 2 (Sales)	**9,880,229**	**7,644,432**
	4. Direct selling expenses	(160,388)	(130,566)
	5. Cost of goods sold	(8,098,845)	(6,274,421)
	6. Gross profit	**1,620,996**	**1,239,445**
15	7. Other operating income	249,516	147,182
	8. Selling expenses	(481,596)	(355,706)
	9. Administrative expenses	(183,981)	(175.714)
	10. Exploration expenses	(68,005)	(74,181)
	11. Research and development	(18,695)	(22,724)
16	12. Other operating expenses	(192,285)	(114,693)
	13. Subtotal of items 6 to 12 (Earnings before interest and tax)	**925,950**	**643,609**
17	14. Income from investments	93,826	29,685
	15. Income from other securities and loans shown under financial assets	4,210	10,442
	16. Other interest and similar income	38,741	20,370
	17. Income from the disposal and write-up of financial assets and securities held as current assets	521	1,310
18	18. Expenses arising from financial investments and securities held as current assets	(6,268)	(14,177)
19	19. Interest and similar expenses	(102,840)	(94,744)
	20. Subtotal of items 14 to 19 (Financial items)	**28,190**	**(47,114)**
	21. Income from ordinary activities	954,140	596,495
20	22. Taxes on income	(312,096)	(203,442)
	23. Net income for the year	**642,044**	**393,053**
	thereof minority interests	1,850	945

Notes
Consolidated statement of cash flows

EUR 1,000	2004	2003	Note
Net income for the year	642,044	393,053	
Depreciation	514,068	434,511	
Write-ups of fixed assets	(2,403)	(2,378)	
Deferred taxes	49,290	84,535	
Losses (gains) on the disposal of fixed assets	(114,471)	7,674	
Net change in provisions for pensions and severance payments	(25,187)	(83,035)	
Net change in other long-term provisions	20,513	35,754	
–/+ Other adjustments	(109,800)	(66,780)	
	974,054	**803,334**	
Decrease (increase) in inventories	(13,968)	(123,427)	
Decrease (increase) in receivables	(287,963)	(100,178)	
(Decrease) increase in liabilities	244,012	338,465	
(Decrease) increase in short-term provisions	105,227	(32,299)	
+/– Other changes	(20,090)	53,035	
Net cash provided by operating activities	**1,001,272**	**938,930**	
Investments:			
Intangible assets and tangible fixed assets	(593,512)	(691,068)	
Investments, loans and other financial assets	(88,914)	(99,632)	
Acquisitions of subsidiaries net of cash acquired	(460,782)	(767,471)	
Decrease (increase) in short-term financial assets	28,275	(30,348)	
Proceeds from the sale of fixed assets	215,935	92,512	
Net cash used in investing activities	**(898,998)**	**(1,496,007)**	
Increase in long-term borrowings	778,896	946,735	
Repayments of long-term borrowings	(289,629)	(91,548)	
(Decrease) increase in short-term borrowings	1,063	(86,549)	
(Decrease) increase in Group cash pooling	(71)	(1,205)	22
Dividends paid	(107,827)	(96,974)	
Capital introduced	692,921	—	8
Net cash provided by financing activities	**1,075,353**	**670,459**	
Effect of exchange rate changes on cash and cash equivalents	(8,823)	(12,021)	
Net increase in cash and cash equivalents	**1,168,804**	**101,361**	
Cash and cash equivalents at beginning of year	297,362	196,001	
Cash and cash equivalents at end of year	1,466,166	297,362	

Changes in stockholders' equity [1]

EUR 1,000	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation differences	Treasury shares	Minority interests	Unappropriated income OMV AG	Stockholders' equity
January 1, 2004	196,290	417,663	1,978,905	(53,425)	12,171	26,144	107,588	2,685,336
Net income 2004:								
Allocations	—	—	508,846	—	—	1,850	(60)	510,636
Recommended dividend	—	—	—	—	—	—	131,408	131,408
Capital increase	21,810	671,111	—	—	—	2,500	—	695,421
Exchange differences	—	—	—	4,426	—	(133)	—	4,293
Dividend paid	—	—	—	—	—	(305)	(107,522)	(107,827)
Changes	—	—	(2,590)	—	2,590	1,461,565	—	1,461,565
December 31, 2004	**218,100**	**1,088,774**	**2,485,161**	**(48,999)**	**14,761**	**1,491,621**	**131,414**	**5,380,832**

EUR 1,000	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation differences	Treasury shares	Minority interests	Unappropriated income OMV AG	Stockholders' equity
January 1, 2003	196,290	417,663	1,694,063	(29,986)	12,181	26,628	94,356	2,411,195
Net income 2003:								
Allocations	—	—	284,832	—	—	945	(227)	285,550
Recommended dividend	—	—	—	—	—	—	107,503	107,503
Exchange differences	—	—	—	(23,439)	—	—	—	(23,439)
Dividend paid	—	—	—	—	—	(2,930)	(94,044)	(96,974)
Changes	—	—	10	—	(10)	1,501	—	1,501
December 31, 2003	**196,290**	**417,663**	**1,978,905**	**(53,425)**	**12,171**	**26,144**	**107,588**	**2,685,336**

[1] see Note 8

Accounting principles and policies

1 Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC)**. The notes to the consolidated accounts on pages 61 to 94 relate to the ACC balance sheet and statement of income, and cover both the disclosures in accordance with ACC and the supplementary United States Generally Accepted Accounting Principles (US GAAP) disclosures.

The **reconciliation statement** on pages 97 and 98 sets out all the material differences in accounting principles between ACC and US GAAP. The **US GAAP** disclosures that follow on pages 98 to 108 are based on US GAAP accounting principles, and include all required disclosures not discussed on pages 61 to 94.

The **supplementary information on Exploration and Production (E&P)**, on pages 109 to 115, does not form part of the notes to the consolidated accounts. This information has been prepared in accordance with ACC and Statement of Financial Accounting Standards (SFAS) 69, "Disclosures about Oil and Gas Producing Activities".

The consolidated financial statements for 2004 have been prepared in euro and rounded to thousands.

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the amounts reported in the consolidated financial statements for assets, liabilities, income and expenses, as well as amounts disclosed in the Notes. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates will not have a material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to the effects of any major concentration of risks in the short term.

2 Accounting and valuation principles

a) Fixed assets
With the exception of E&P activities outside Austria, **intangible and tangible fixed assets** are capitalized at acquisition or construction cost and depreciated on a straight-line basis. In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Accounting principles and policies

Depreciation and amortization, predominantly on a straight-line basis, is largely based on the following **useful economic lives**:

Category		Useful life (years)
Intangible assets:		
Goodwill		15
Software		3–5
Concessions, licenses, etc.		5–20 or contract duration
Segment-specific tangible assets:		
E&P	Oil and gas wells (Austria)[1]	8,15 or 30
R&M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	15–20
	Filling station equipment	5–10
	Filling station buildings and outdoor facilities	20–25
Gas	Gas pipelines	30
Chemicals	Corrosion resistant plant	8–20
Other tangible assets:		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

[1] Oil and gas wells abroad are depreciated on a unit-of-production basis.

The successful efforts method is applied to **E&P activities abroad.** Depreciation is on a field-by-field, unit-of-production and proved developed reserves basis. Unscheduled depreciation is applied to dry exploration wells; dry development wells are depreciated on a field-by-field, unit-of-production basis. The cost of geological and geophysical studies is expensed as incurred. In **Austria** the direct cost of exploration and development drilling is capitalized on a well-by-well basis, and straight-line depreciation is applied except where dry wells necessitate unscheduled depreciation.

Interest on borrowings incurred in connection with the production of fixed assets in international E&P activities over more than one accounting period is capitalized as part of the cost of the asset.

The directly attributable capital cost of large-scale plant overhaul and upgrading is capitalized and thereafter depreciated on a straight-line basis over the period until the next upgrade, using the component method. Costs relating solely to maintenance and repairs are expensed in the year in which they arise.

Financial assets
Investments in associated companies are valued using the equity method, i.e., as the proportionate share of the associate's equity at balance sheet date. The income statement includes the proportionate share of the associates' net income for the year. Other investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories
Own production of **crude oil, other raw materials, semi-finished** and **finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, apart from inventories held purely for trading, as well as work in progress and finished petroleum products within the Refining and Marketing including petrochemicals segment (R&M) and work in progress and finished products of AMI Agrolinz Melamine International GmbH, are valued using the last-in, first-out (LIFO) method.

Materials and supplies are valued at the lower of cost (using the moving average cost method) or market value. **Safety equipment and non-standard spare parts** are written down in accordance with the rate of inventory turnover. Inventories at Petrom are reported at the lower of acquisition or production cost, using the average cost method.

c) Accounts receivable and other assets
These are recognized at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from Group cash pooling are translated at mid-market rates. Provisions and allowances are made for all recognizable risks.

d) Reversal of unscheduled depreciation
The relevant items in the consolidated accounts contain no material unrecorded write-ups as defined in section 208 (2) ACC.

e) Provisions
Provisions are normally made for all present obligations of uncertain amount or timing. Provisions are also made for risks regarded as likely to result in obligations the amount of which can be reasonably estimated.

Legal, contractual or de facto decommissioning and restoration obligations arising at the time an investment is made are highly material to Group results, and are therefore presented as a separate item (see Note 2 g). Provisions for other environmental risks and measures are made where it is likely that such obligations will arise, and the amount of the obligation can reasonably be estimated.

Employees of Austrian companies whose service began before January 1, 2003, are entitled to receive **severance payments** upon termination of employment or on reaching normal retirement age. The entitlements depend on years of service and final compensation levels. **Provisions for severance payments** are calculated according to actuarial principles, and in general using the discounted standard entry age method. In the case of Petrom and certain smaller Austrian subsidiaries, the calculations use the projected unit credit method. Austrian Group companies operate defined contribution plans for severance payments for all employees who joined after December 31, 2002, as does Agrolinz Melamine International Italia S.r.l.

Pension obligations are recognized by setting up **provisions for pensions** or by making payments to an **external pension fund**. Pension provisions are calculated on the basis of actuarial principles using the discounted standard entry age method and local mortality tables, or in the case of certain smaller companies, using the projected unit credit method.

The pension provisions disclosed in the balance sheet relate almost without exception to employees who have already retired. The pension entitlements of currently serving staff have in recent years been progressively transferred to an external pension fund. In the case of defined contribution pension plans administered by pension funds, no provisions are required because no obligations arise. In respect of defined benefit plans that have been transferred to the pension fund, where the fund assets fall short of the estimated pension obligations required by Group standards, provision is made for the amount of the shortfall (see Note 10).

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (see Note 11 – Personnel provisions).

f) Liabilities
Liabilities are carried at the higher of the amount repayable, the nominal value, or the fair value at balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at balance sheet date.

Where goods and services supplied in connection with operating activities have not yet been invoiced, but both the dates and the amounts of supply are already established, the obligations are included under liabilities rather than as provisions. Similarly, commitments under individual separation agreements to make severance payments the amounts and timing of which are fixed and known are also reported under liabilities.

g) Decommissioning and restoration obligations
Decommissioning and restoration obligations (demolition or dismantling of plant, soil remediation, etc.) are systematically accrued over operation and production periods if they arise at the time when the investments are made and their timing is predictable, since this portion of the revenue streams is already committed to the future expenses (see Note 13). Such obligations frequently arise in connection with the Group's core activities, and have

a major impact on the income of the E&P segment (oil and gas wells, and surface equipment) and on filling stations on third-party property.

h) Taxes on income including deferred taxes
In addition to corporate income taxes, trade earning taxes and investment income withholding taxes, OMV's consolidated financial statements also include and disclose as taxes on income typical E&P segment taxes on net cash flows from oil and gas production (Petroleum Revenue Tax (PRT) in the United Kingdom, Petroleum Resource Revenue Tax (PRRT) in Australia, Oil tax in Tunisia) and charges under the tax paid cost system (TPC) in Libya.

Provision is made for deferred taxes on all temporary differences (differences between Group carrying values and tax bases which reverse in subsequent years). In the case of PRT and PRRT, the total anticipated liability to tax is charged over the lifetime of the field. Any difference between the tax liability on a unit-of-production basis and PRT and PRRT payable in a given year is shown as deferred taxation. Tax loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and reported either under provisions for deferred taxes (liabilities) or as a separate item before the prepaid expenses and deferred income (assets). If the probability of deferred tax assets being realized is greater than 50%, then the amounts are retained. Otherwise a valuation allowance is reported separately as a deduction.

Where unrealized intra-group profits contained in inventories are eliminated, current income taxes are accrued.

With the exception of investment allowances, provision is made for deferred taxes on untaxed reserves. The untaxed reserves after deferred taxes are reported in the consolidated accounts under revenue reserves.

i) Revenue recognition
In general, revenues are recognized when the goods or services are supplied, and when the amount receivable is fixed or determinable, and collection is probable. In the E&P segment revenues are recognized when products are delivered and the risk of ownership has passed to the customer. In the retail business, revenues from the Group's own filling stations are recognized when the products are supplied to the customer. In the case of non-Group filling stations, revenues are recognized when products are delivered to the stations. In Refining, in Chemicals and in the Plastics business, fees due under third-party processing agreements are recognized on the basis of volumes processed. In the Gas segment, sales under long-term contracts are recognized on delivery. Additional volumes supplied under these contracts are recognized when accepted by the customer. Gas storage revenues are recognized on the basis of committed storage and withdrawal rates.

j) Cost of sales method
The consolidated statement of income is presented in accordance with the cost of sales method. In addition to the minimum reporting requirements under ACC for the cost of sales format, the line items **"Direct selling expenses", "Exploration expenses"** and **"Research and development expenses"** are included. Direct selling expenses comprise in particular freight-out costs charged to customers. Separate disclosure has been chosen in order to give a clearer picture of the value added by operations. Exploration expenses are an industry-specific supplementary disclosure. Research and development costs are expensed in the year in which they arise.

---

3 Foreign currency translation

As a general rule, the financial statements of non-domestic Group companies are translated at the closing rate. Differences arising between assets and liabilities translated at closing and historical rates are disclosed as a separate balancing item directly in changes in stockholders' equity (foreign exchange differences). Income statement items are translated at average rates for the period (mean rates). Differences arising from the use of average rather than closing rates also result in direct adjustments to equity. Where the functional currency differs from the national currency and in the case of hyperinflationary economies the temporal method is used, monetary assets are valued at closing rates, and non-monetary assets at historical rates. Where the functional currency does not correspond to the Group's reporting currency, financial statements expressed in functional currencies are translated into the Group currency at closing rates.

The most important rates applied in translating currencies were as follows:

Exchange rates	Balance sheet date	2004 Average	Balance sheet date	2003 Average
US dollar (USD)	1.362	1.242	1.263	1.131
Australian dollar (AUD)	1.746	1.690	1.680	1.738
Hungarian forint (HUF)	245.970	251.750	262.500	253.610
Slovak crown (SKK)	38.745	40.041	41.170	41.489
Czech crown (CZK)	30.464	31.913	32.410	31.846
Bulgarian leva (BGL)	1.960	1.953	1.956	1.949
Malaysian ringgit (MYR)	5.176	4.720	4.799	4.298
Pound sterling (GBP)	0.705	0.678	0.705	0.692
New Zealand dollar (NZD)	1.887	1.873	1.924	1.944
Romanian leu (ROL)	38,976	40,526	41,158	37,551

4 Consolidation

In the process of consolidation intra-group supplies of good and services are eliminated. The purchase method of accounting – in which the acquisition costs are offset against the fair value of the assets and liabilities acquired – is applied in accounting for subsidiaries and associates. Goodwill arising from initial consolidation is capitalized and amortized over its expected useful life.

The financial statements of all consolidated companies have been prepared in accordance with uniform Group-wide accounting and valuation standards. In the case of companies included at equity, adjustments to conform to Group principles are made to the extent that they are material. Balance sheet date is December 31 for all companies except Petrom. Petrom was included in the consolidated OMV financial statements based on its financial statements as of November 30, 2004. Petrom's financial statements as of November 30 were adjusted to reflect a capital increase in connection with the acquisition, which took place on December 14. There were no other material transactions between November 30 and December 31 to be reported.

The list of investments on pages 91 to 93 gives an overview of subsidiaries, associates and other investments.

The number of consolidated companies has changed as follows:

	Full consolidation		Equity consolidation	
	2004	2003	**2004**	2003
As of December 31 previous year	**57**	**48**	**20**	**15**
Included in consolidation for the first time	22	12	4	5
Merged	(3)	(3)	—	—
Disposed of	(1)	—	(5)	—
As of December 31	**75**	**57**	**19**	**20**
[thereof domiciled and operating abroad]	[34]	[22]	[9]	[9]
[thereof domiciled and operating in Austria, and operating abroad]	[19]	[15]	[—]	[—]

Various distribution organizations and shell companies are not included, on the grounds of immateriality.

OMV Group has introduced a holding company structure as of January 1, 2004. The operations of OMV Aktiengesellschaft, until then the Group's largest company, have been transferred to three subsidiaries, OMV Refining & Marketing GmbH, OMV Exploration & Production GmbH und OMV Austria Exploration & Production GmbH. In R&M the acquisition of the second block of shares in OMV ADRIATIK Holdinska druzba d.o.o. (formerly OMV ISTRABENZ Holding Plc.) was completed on October 7, 2004. In addition to the main company, five marketing companies (OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper; OMV ISTRABENZ d.o.o., Zagreb; OMV Italia S.r.l, Bozen, OMV BiH Ltd., Sarajevo; INTEROIL d.o.o., Srebrenik) are now as a result also included in the consolidated Group. The initial consolidation was on the basis of financial statements as of September 30, 2004. The results of the ADRIATIK Group from January 1 to September 30 are reported under associated companies, as in previous years.

With effect from June 1, 2004 OMV Bayern GmbH acquired Deutsche BP AG's private customer heating oil business in Bavaria.

AVANTI Tankstellenbetriebsgesellschaft m.b.H., AVANTI CZ spol. s.r.o. and AVANTI Slovakia s.r.o. which were acquired towards the end of 2003 have been included in the consolidated financial statements as of January 1, 2004 for the first time. AVANTI Slovakia s.r.o., OMV Trading s.r.o. and OMV Bratislava s.r.o were merged into OMV Slovensko, s.r.o. during 2004.

In E&P a total of four new exploration companies were formed or were in the start-up phase in 2004. OMV (ALBANIEN) Adriatic Sea Exploration GmbH; OMV (Tunesien) Exploration GmbH, OMV Petroleum Exploration GmbH and OMV (YEMEN) South Hood Exploration GmbH) were all included in the consolidated financial statements for the first time in 2004. OMV (VIETNAM BLOCK 111) Exploration GmbH has been liquidated. As part of the restructuring of Preussag Energie International GmbH which was acquired in 2003, the Tunisian part of the business was spun off into OMV (Tunesien) Production GmbH and the Boqueron part into PEI Venezuela Gesellschaft mit beschränkter Haftung.

On December 14, 2004 OMV acquired a 51% interest in Romania's largest oil company, Sociateta Nationala a Petrolului Petrom S.A. (Petrom).

The effect of these acquisitions (Petrom, ADRIATIK Holdinska druzba d.o.o., AVANTI Tankstellenbetriebs-gesellschaft m.b.H, the private customer heating oil business of OMV Bayern GmbH) had the following effect on Group assets and the consolidated statement of cash flows:

EUR 1,000	**2004**	2003[1]
Intangible assets and fixed assets	2,893,214	637,655
Financial assets	(33,909)	152,101
Current assets	2,176,918	284,333
Payables and other liabilities	2,005,889	280,341
Net assets	3,030,334	793,748
Consolidation (including goodwill)	—	1,007
Minority interests	(1,461,565)	—
Cash outflows for businesses acquired	1,568,769	794,755
Cash and cash equivalents acquired with businesses	(1,107,988)	(27,284)
Net cash outflows for businesses acquired	**460,781**	**767,471**

[1] Acquisitions reflect mainly the takeover of the international E&P activities of Preussag and the acquisition of refining and oil pipeline interests and filling stations from Deutsche BP AG.

Effective control of 51% of the shares in Petrom, Romania, was gained on December 14, 2004. In view of the closeness of this date to the end of OMV's financial year and in the light of Petrom's highly specific background circumstances (Romania counted as hyper-inflationary until the middle of 2004, a transition economy in a state of socio-economic flux), it was decided to prepare financial statements for the first time consolidation as of November 30, 2004 in order to make possible measurement and valuation consistent with Group standards and to prepare the framework for the initial phases of Group reporting. The balance sheet date for valuation of Petrom's assets and liabilities was November 30. The preparation of a income statement for the short period between the date of initial consolidation and OMV's financial year end was not feasible within the Group's reporting time table furthermore, management believe that the effect on the annual financial statements would not have been material.

The valuation was based on fair values and was in accordance with the Group's uniform accounting and valuation principles. Alternative methods of valuation not in accordance with Group standards but nonetheless permissible under ACC were only used in exceptional circumstances. The possibility that a more detailed understanding of Romanian markets and of Petrom as a business may result in subsequent valuation adjustments can not currently be excluded, and the present valuation amounts should therefore be regarded as provisional. The interests of the 49% minority shareholders have also been calculated on the basis of the valuations included in the balance sheet as of November 30, 2004.

On the basis of the valuation as of November 30, 2004, the assets, equity and liabilities of Petrom and its five subsidiaries as well as four companies consolidated at equity can be summarized as follows:

EUR 1,000	**30.11.2004**
Intangible assets	33,928
Tangible assets	2,603,834
Financial assets	29,307
Fixed assets	**2,667,069**
Raw materials and supplies	142,149
Work in progress and services not yet invoiced	58,762
Finished goods and merchandise	180,850
Payments in advance	3,248
Inventories	**385,009**
Trade receivables	163,172
Receivables from affiliated companies	8,025
Receivables from associated companies	3,068
Other receivables and assets	359,960
Receivables	**534,225**
Cash and cash equivalents	**1,064,095**
Prepaid expenses and deferred charges	**6,823**
Assets	**4,657,221**
Stockholders' equity	**2,954,222**
Provisions for severance payments	31,395
Provisions for taxes	28
Provisions for deferred taxes	25,774
Other provisions	164,252
Provisions	**221,449**
Bonds	142,263
Amounts due to banks	63,031
Payments on orders received in advance	13,969
Trade payables	97,795
Liabilities to affiliated companies	26
Liabilities to associated companies	3,317
Other liabilities	186,853
Liabilities	**507,254**
Accrued decommissioning and restoration costs	**961,284**
Accrued liabilities and deferred income	**13,012**
Equity and liabilities	**4,657,221**

Notes to the annual financial statements

5 Fixed assets

*Movements in **goodwill** during the year were as follows:*

			2004			2003
EUR 1,000	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Goodwill as of January 1	137,209	(99,817)	37,392	135,402	(93,515)	41,887
Foreign currency differences	(124)	130	6	(305)	308	3
Additions	346	(4,778)	(4,432)	2,112	(6,610)	(4,498)
Goodwill as of December 31	**137,431**	**104,465**	**32,966**	**137,209**	**(99,817)**	**37,392**

The changes in the **consolidated Group** in 2004 and 2003 had the following impact on the composition of fixed assets:

			2004			2003
EUR 1,000	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Intangible assets	48,887	(98)	48,789	21,134	(1,112)	20,022
Fixed assets	2,874,168	(28,757)	2,845,411	605,611	(22,976)	582,635
Financial assets	(73,392)	144	(73,248)	162,058	(10,144)	151,914
Total	**2,849,663**	**(28,711)**	**2,820,952**	**788,803**	**(34,232)**	**754,571**

Land, land rights, buildings and buildings on third-party property consist of oil and gas properties acquired by foreign Group E&P companies amounting to EUR 246,936 thousand (2003: EUR 277,987 thousand) and land amounting to EUR 381,057 thousand (2003: EUR 291,395 thousand).

Unscheduled depreciation of fixed assets amounted to EUR 69,198 thousand (2003: EUR 17,302 thousand), of which financial assets accounted for EUR 739 thousand (2003: EUR 2,126 thousand).

Interest on borrowings of EUR 3,654 thousand (2003: EUR 1,451 thousand) was capitalized in connection with the construction of fixed assets, the carrying value of which was EUR 18,456 thousand (2003: EUR 18,040 thousand).

Loans with maturities of up to one year amounted to EUR 1,734 thousand (2003: EUR 760 thousand); loans to affiliated companies were EUR 3,310 thousand (2003: EUR 500 thousand).

As of December 31, 2004, **loans to members of the Executive Board and chief executive officers of subsidiaries** stood at EUR 66 thousand (December 31, 2003: EUR 450 thousand). In 2004 EUR 384 thousand (2003: EUR 50 thousand) were repaid. The loans are either interest free or have interest rates of 1% or 6%. They are of various maturities and are partly secured by mortgages.

The change in the carrying value of associated companies included at equity was as follows:

EUR 1,000	**2004**	2003
Book value of investments included at equity	486,424	531,024
Share of net assets	603,952	581,071
Dividends paid	(27,530)	(13,873)
Exchange differences	10,725	(3,576)
Net income from associated companies[1]	78,278	19,009

[1] See Notes 17 and 18

The summarized balance sheet and income statement information for companies included at equity are as follows:

EUR 1,000	**2004**	2003
Current assets	1,721,049	1,900,357
Fixed assets	2,964,886	3,219,012
Liabilities	2,710,533	3,312,289
Net sales	7,125,840	6,440,762
Earnings before interest and tax	374,937	99,503
Net income for the year	282,270	65,227

There are material supplies of goods and services to Borealis A/S, an associated company. In 2004 sales to the Borealis Group amounted to EUR 596.48 million (2003: EUR 523.87 million), and receivables at the year end were EUR 58.75 million (2003: EUR 45.26 million). At balance sheet date the loan to IOB Holding A/S amounts to EUR 71.95 million (2003: EUR 70.00 million). In 2004 sales to Oberösterreichischen Ferngas AG amounted to EUR 3.92

million (2003: EUR 4.75 million), and receivables at the year end were EUR 0.83 million (2003: EUR 0.40 million). Group sales to EconGas GmbH were EUR 51.59 million (2003: EUR 99.63 million) and receivables at the year end were EUR 104.46 million (2003: EUR 95.84 million).

In the case of associated companies intra-group profits and losses are not in general eliminated if sales are on normal market terms.

6 Inventories

During the year inventories increased by EUR 443,028 thousand, or 63%, to EUR 1,150,265 thousand. Of this increase some EUR 431,519 thousand is accounted for by acquisitions, of which EUR 385,009 thousand relates to Petrom.

The balance of LIFO valued inventories of **crude oil** and **petroleum products** rose by 21% to EUR 427,718 thousand (2003: EUR 352,371 thousand). Crude oil inventories carried as merchandise fell from EUR 120,408 thousand to EUR 50,431 thousand. However there were reductions in individual layers resulting in positive income effects, amounting to EUR 17,550 thousand, because the costs of spending on materials were below the average replacement costs of the period.

LIFO valued inventories in **Chemicals** of EUR 17,574 thousand were EUR 5,126 thousand lower than in the previous year. Total LIFO valued inventories were 19% up at EUR 445,292 thousand (2003: EUR 375,071 thousand). In spite of the low USD/EUR exchange rate at year end sharp rises in crude prices led to a marked increase in the average replacement cost of crude oil and petroleum products. The replacement cost of LIFO valued inventories was EUR 254,628 thousand (2003: EUR 167,381 thousand) higher than the carrying values at balance sheet date.

At year end LIFO valued crude oil and petroleum products and Chemicals inventories represented approximately 39% of total inventories (2003: 53%).

7 Accounts receivable and other assets

Receivables of EUR 11,351 thousand were secured by bills of exchange (2003: EUR 2,081 thousand). Accrued income of EUR 47,026 thousand (2003: EUR 19,022 thousand) is included in other receivables and assets.

		2004		2003
EUR 1,000	<1 year	>1 year	<1 year	>1 year
Trade receivables	1,286,607	22,332	837,700	3,267
Receivables from affiliated companies	28,807	3,691	36,435	3,508
[thereof from trade]	[28,675]	[3,364]	[35,009]	[3,315]
[thereof financing and cash pooling]	[38]	[327]	[1,386]	[193]
Receivables from associated companies	166,519	—	157,199	—
[thereof from trade]	[158,649]	[—]	[148,064]	[—]
Other receivables and assets [1]	198,301	362,930	174,887	24,186
Total	**1,680,234**	**388,953**	**1,206,221**	**30,961**

[1] see Note 13

Trade receivables from affiliated companies were as follows:

		2004		2003
EUR 1,000	<1 year	>1 year	<1 year	>1 year
Agrolinz Ceské Budéjovice s.r.o.	1,739	—	2,131	—
Agrolinz Melamine International Asia Pacific Pte. Ltd.	—	—	136	—
Agrolinz Melamine International Magyarorszag Kft.	13,561	—	9,260	—
Agrolinz Melamine International North America Inc.	6,024	—	2,764	—
AVANTI Tankstellenbetriebsgesellschaft m.b.H.	—	—	13,488	—

EUR 1,000	<1 year	>1 year	<1 year	>1 year
Doo Petrom	1,815	—	—	—
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H.	120	—	2,453	—
Petrom Gas s.r.l.	3,262	—	—	—
Petrom Nadlac s.r.l.	286	—	—	—
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H.	334	—	360	—
Polyfelt Geosynthetics Iberia S.L.	458	—	13	—
Polyfelt Geosynthetics Italia S.r.l.	736	—	4,192	—
Polyfelt Geosynthetics Pte. Ltd.	—	233	—	262
Polyfelt Geosynthetics Sdn. Bhd.	104	2,255	—	2,115
Polyfelt Geosynthetics (Thailand) Ltd.	—	876	—	938
Polyfelt Geosynthetics (UK) Ltd.	129	—	162	—
Other	97	—	50	—
Total	**28,675**	**3,364**	**35,009**	**3,315**

General and specific provisions netted off receivables were as follows:

2004 EUR 1,000	Jan. 1	Additions (releases)	Disposals	Translation differences and changes in the consolidated Group	Dec. 31	[thereof lump-sum adjustment]
Trade receivables	21,357	6,989	(3,598)	110,060	134,808	[23,431]
Receivables from other affiliated companies	22	15	—	3,879	3,916	[—]
Other receivables and assets	1,539	519	(196)	17,119	18,981	[5,387]
Total	**22,918**	**7,523**	**(3,794)**	**131,058**	**157,705**	**[28,818]**
2003						
Trade receivables	20,591	1,897	(592)	(539)	21,357	[2,328]
Receivables from other affiliated companies	250	(9)	(219)	—	22	[—]
Other receivables and assets	827	712	—	—	1,539	[—]
Total	**21,668**	**2,600**	**(811)**	**(539)**	**22,918**	**[2,328]**

The changes in the consolidated Group had the following impact on the composition of specific provisions against receivables: Petrom EUR 121,559 thousand, AVANTI Tankstellenbetriebsgesellschaft m.b.H. EUR 292 thousand, AVANTI CZ. spol s.r.o. EUR 63 thousand and OMV ISTRABENZ trgovina z naftnimi derivati, d.o.o. EUR 3,293 thousand.

8 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 30,000,000 (2003: 27,000,000) no par value shares with a total nominal value of EUR 218,100 thousand (2003: EUR 196,290 thousand).

The 2004 Annual Stockholders' Meeting revoked the authorization granted to the Executive Board in 2001 to increase the capital stock by up to EUR 58,160,000 (eight million shares) for cash or contribution in kind. At the same time the Board was authorized to issue convertible bonds with a nominal value of EUR 600,000 thousand during the period up to May 17, 2009, convertible into a maximum of 3 million no par value bearer shares. The Board was also authorized to increase the Company's capital stock by issuing common shares up to a maximum value of EUR 58,160,000 (corresponding to 8 million common shares) up to May 17, 2009. Exercise of the conversion options attached to the bonds is to be counted against the 8 million authorized common shares.

On December 22, 2004, 3,000,000 common shares were issued at a price of EUR 219.00. The expenses of the capital increase of EUR 22,627 thousand were charged against income of the year.

At the same time as the capital was increased by the issue of common shares, 1,793,868 convertible bonds were issued with entitlement rights to convert the bonds into common stock at par between January 1, 2005 and November 19, 2008. The issue price was EUR 306.60, generating total proceeds for the Group of EUR 550,000 thousand. The equity component of the convertible bond, amounting to EUR 35,921 thousand, is disclosed under "Capital reserves" (for further information on the convertible bond see Note 12).

The effects on the Company's capital stock of the capital increase and the issue of convertible bonds were as follows:

EUR 1,000	Common stock issue	Convertible bond issue	Total
Increase in capital stock	21,810	—	21,810
Increase in capital reserves	635,190	35,921	671,111
Total	**657,000**	**35,921**	**692,921**

The Annual Stockholders' Meetings for the relevant years approved the repurchase of **own shares** for stock option plans as follows:

Year	Amount	Nominal value in EUR	Acquisition cost in EUR
2000	70,000	508,900	6,478,671
2001	26,000	189,020	2,729,256
2002	35,760	259,975	3,532,666
2003	19,952	145,051	2,127,358
2004	18,284	132,925	3,357,735
Total	**169,996**	**1,235,871**	**18,225,686**

The following shares were resold to adjust the cover to the requirements of the stock option plans:

Year	Amount	Nominal value in EUR	Sale proceeds in EUR	Gains (losses) in EUR
2002	1,590	11,559	148,241	(3,424)
2003	25,961	188,736	3,102,256	628,264
2004	7,830	56,924	1,145,611	378,061
Total	**35,381**	**257,219**	**4,396,108**	**1,002,901**

The carrying value of the remaining 134,615 shares (2003: 124,161 shares) at balance sheet date was EUR 14,761 thousand (2003: EUR 12,171 thousand) and is disclosed as a separate item.

The Group **revenue reserves** include the net income and losses of consolidated subsidiaries and investments included at equity, as adjusted for the purposes of consolidation.

Untaxed reserves reported in the individual accounts of subsidiaries amounting to EUR 340,719 thousand (2003: EUR 95,969 thousand) after deduction of deferred taxes of EUR 74,007 thousand (2003: EUR 23,702 thousand) are included in revenue reserves.

The **unappropriated income** of the Group corresponds to that of the parent company, OMV Aktiengesellschaft.

The provision for deferred taxes on temporary differences and tax loss carry forwards results in net deferred tax liabilities made up as follows:

9 Provision for taxes

EUR 1,000	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
2004				
Intangible assets	12,391	62	2,432	9,897
Tangible fixed assets	19,515	1,670	327,764	(309,919)
Financial assets	17,134	—	18,611	(1,477)
Deferred PRT assets	29,705	—		29,705
Corporate income tax on deferred PRT assets	—	—	11,882	(11,882)
Inventories	21,595	—	8,042	13,553
Accounts receivable and other assets	9,833	226	7,651	1,956
Untaxed reserves	—	—	74,007	(74,007)
Provisions for pensions and severance payments	61,346	—	—	61,346
Other provisions	92,202	25,126	154	66,922
Liabilities	159,700	16	1,409	158,275
Other deferred taxes not associated with balance sheet items	26,724	793	116,530	(90,599)
Tax loss carry forwards	117,860	39,886	—	77,974
Provisions for deferred taxes	**568,005**	**67,779**	**568,482**	**(68,256)**
Provisions for current taxes				(114,793)
Total				**(183,049)**
2003				
Intangible assets	9,450	—	3,375	6,075
Tangible fixed assets	9,361	—	223,633	(214,272)
Financial assets	10,343	—	20,230	(9,887)
Deferred PRT assets	25,610	—	—	25,610
Corporate income tax on deferred PRT assets	—	—	10,244	(10,244)
Inventories	39,140	—	3	39,137
Accounts receivable and other assets	2,419	—	5,911	(3,492)
Untaxed reserves	—[1]	—	23,702	(23,702)[1]
Provisions for pensions and severance payments	73,258	—	—	73,258
Other provisions	73,197	23,633	—	49,564
Liabilities	656	—	38	618
Other deferred taxes not associated with balance sheet items	39,726[1]	549	51,850	(21,673)[1]
Tax loss carry forwards	123,490	36,784	—	86,706
Provisions for deferred taxes	**397,650**	**60,966**	**338,986**	**(2,302)**
Provisions for current taxes				(25,879)
Total				**(28,181)**

[1] amended comparative figures 2003

The change in provisions for deferred taxes of EUR 65.95 million (2003: EUR 142.90 million) was largely caused by income neutral additions to deferred tax liabilities arising from the Group's acquisitions.

Deferred taxes on the retained earnings of Group companies are generally only recognized where there is no possibility of tax-free transfers to the parent company or where there is no future tax expense associated with consolidation entries.

At the end of 2004 OMV had **tax loss carry forwards** of EUR 405,026 thousand (2003: EUR 363,532 thousand). Eligibility of losses for carry forward expires as follows:

EUR 1,000	**2004**		2003
		2004	9,656
2005	24,130	2005	10,131
2006	13,904	2006	7,413
2007	35,819	2007	887
2008	39,199	2008	1,448
2009	8,130	After 2008	35,543
After 2009	16,250	Unlimited	298,454
Unlimited	267,594		
Total	**405,026**	**Total**	**363,532**

10 Provisions for severance payments and pensions

a) Provisions for severance payments
The discount rate applied to the provisions for severance payments is 3.5%. A discount rate of 6.8% and annual salary increases of 4.7% have been taken into account in calculating provisions for severance payments for Petrom.

b) Provisions for pensions
The uniform discount rate applied in Austria to all indexed pension commitments for which provisions are made is 4%. In the case of a group of non-indexed pension commitments to retired employees of AMI Agrolinz Melamine International GmbH, a discount rate of 6% is applied. In OMV Deutschland GmbH the net interest rate used in calculating pension commitments was reduced from 4.55% to 4.20%, resulting in an increase in provision of EUR 4,182 thousand.

OMV Aktiengesellschaft's indexed pension commitment obligations have been transferred to an external pension fund run by APK-Pensionskasse AG. There are therefore no longer any OMV Aktiengesellschaft pension provisions for serving staff. If the obligations under the defined benefit commitments transferred to an external pension fund exceed the assets transferred to the fund, the shortfall is covered by a provision.

11 Other provisions

		2004		2003
EUR 1,000	<1 year	>1 year	<1 year	>1 year
Compulsory crude inventories	—	52,613	—	57,411
Decommissioning, restoration and environmental costs	300	77,067	450	9,076
Personnel provisions (including jubilee payments)	57,049	83,312	44,224	106,693
Additions to fixed assets and other trade payables	29,783	—	17,444	—
Other	111,398	110,985	89,632	22,402
Total	**198,530**	**323,977**	**151,750**	**195,582**

The increase in provisions for decommissioning, restoration and environmental costs, for additions to fixed assets and for other items is chiefly attributable to the inclusion of Petrom for the first time.

Obligations arising from existing personnel reduction plans are disclosed under "Other liabilities" to the extent that the amount and timing of the obligations are certain. That part of the obligations to which uncertainties attach continues to be included under "Personnel provisions". At the end of 2003 there were provisions of EUR 20 million for personnel reduction schemes forming part of restructuring expenses. Together with additional provisions for personnel reduction amounting to EUR 43 million made in the current financial year, these are now disclosed under other liabilities (see Note 12 – Other liabilities).

The provision for jubilee payments is calculated using the discounted standard entry age method, applying a discount rate of 3.5% and the tables for salaried staff of the Austrian Association of Actuaries (AVÖ 1999-P).

12 Liabilities

EUR 1,000	Total	Maturities <1 year	<1 and >5 years	>5 years	Collateral
2004					
Bonds	1,177,194	—	692,263	484,931	—
Long-term special financing	8,834	1,911	2,840	4,083	—
Amounts due to banks	1,028,750	459,354	266,481	302,915	29,956[1]
Payments on orders received in advance	44,291	18,104	1,957	24,230	—
Trade payables	1,182,561	1,171,812	7,687	3,062	—
Liabilities on acceptances and own bills issued	98	98	—	—	—
Liabilities to affiliated companies	612	612	—	—	—
[thereof financing and cash pooling]	[3]	[3]	[—]	[—]	[—]
[thereof from trade]	[498]	[498]	[—]	[—]	[—]
Liabilities to associated companies	43,973	39,958	4,015	—	—
[thereof from trade]	[33,920]	[33,920]	[—]	[—]	[—]
Other liabilities	931,812	781,460	88,935	61,417	—
Total	**4,418,125**	**2,473,309**	**1,064,178**	**880,638**	**29,956**
2003					
Bonds	503,365	—	—	503,365	—
Long-term special financing	5,743	1,361	2,204	2,178	—
Amounts due to banks	902,570	377,389	321,037	204,144	49,593[1]
Payments on orders received in advance	27,110	3,058	1,716	22,336	—
Trade payables	845,800	841,096	1,838	2,866	—
Liabilities to affiliated companies	1,073	1,073	—	—	—
[thereof financing and cash pooling]	[62]	[62]	[—]	[—]	[—]
[thereof from trade]	[512]	[512]	[—]	[—]	[—]
Liabilities to associated companies	49,207	41,192	8,015	—	—
[thereof from trade]	[38,625]	[38,625]	[—]	[—]	[—]
Other liabilities	667,426	515,116	151,360	950	—
Total	**3,002,294**	**1,780,285**	**486,170**	**735,839**	**49,593**

[1] Amounts due to banks are secured by pledged securities of OMV Aktiengesellschaft, OMV Refining & Marketing GmbH and AMI Agrolinz Melamine International GmbH.

Bonds issued	Amount	Coupon	Repayment	Dec. 31, 2004 EUR 1,000	Dec. 31, 2003 EUR 1,000
Domestic corporate bond	EUR 250,000,000	3.75% fixed	June 6, 2010	250,000	250,000
US private placement	USD 182,000,000	4.73% fixed	June 27, 2013	133,617	144,101
	USD 138,000,000	4.88% fixed	June 27, 2015	101,314	109,264
Convertible bond	EUR 550,000,000	1.50% fixed	Nov. 19, 2008	550,000	—
EUR bond (Petrom)	EUR 125,000,000	11.63% fixed	Oct. 2, 2006	142,263	—
Total				**1,177,194**	**503,365**

During 2004 1,793,868 convertible bonds maturing on November 19, 2008 were issued (see Note 8). Holders are entitled to convert the bonds into common stock at par from January 1, 2005 until November 19, 2008. There are predetermined lockout periods during this period. From January 1, 2007 onwards the Company may redeem the convertible bond if the average stock market price exceeds 125% of the conversion price on 20 of the 30 trading days before notice of redemption is given. The Company may redeem at any time if the nominal value of the convertible bonds in issue falls below 10% of the original issue volume.

The issuing price (conversion price) was EUR 306.60, bringing the Company total proceeds of EUR 550,000 thousand. The equity component of the convertible bond (see Note 8), amounting to EUR 35,921 thousand, is reported as a discount under prepaid expenses and deferred charges. The discount will be reported as interest expense spread regularly over the lifetime of the bond.

Long-term special financing includes interest-bearing loans from non-banks. Some of the Group's financing agreements contain financial covenants, most of which relate to adjusted equity ratios, cash flow provided by operating activities net of interest expense and income, and earnings before interest, tax, depreciation and amortization (EBITDA). At December 31, 2004 the Group was in full compliance with all debt covenants. The Petrom EUR bond is carried at fair value.

The investment loan to finance the Schwechat refinery modernization project, amounting to EUR 24.5 million, is collateralized by pledged securities.

Bond and loan financing (largely unsecured) and long-term special financing have the following maturities:

EUR 1,000	**2004**	2003
Short-term loan financing	215,329	130,901
Short-term component of bonds and long-term loans	245,936	247,848
Total short term	**461,265**	**378,749**

Maturities of bonds and long-term loan financing	
2005	245,936
2006	116,925
2007	189,158
2008	634,708
2009	20,794
2010 and subsequent years	791,930
Total for 2006 onwards	**1,753,515**

Breakdown of bond financing and special financing and amounts due to banks, by currency and interest rate:

EUR 1,000	2004	Weighted average interest rate	2003	Weighted average interest rate
Long-term debt				
Fixed rates:				
Bulgarian leva (BGL)	26	11.00%	38	11.00%
Euro (EUR)	1,236,168	3.64%	472,256	4.01%
US dollar (USD)	246,073	4.89%	253,365	4.79%
Total	**1,482,267**		**725,659**	
Variable rates:				
Australian dollar (AUD)	37,275	5.80%	20,670	5.93%
Czech crown (CZK)	—	—	23,141	2.32%
Euro (EUR)	294,244	2.81%	360,468	2.45%
Pound sterling (GBP)	679	8.30%	818	5.50%
Malaysian ringgit (MYR)	—	—	2,227	3.93%
New Zealand dollar (NZD)	37,853	7.20%	37,120	5.99%
Romanian leu (ROL)	327	—	—	—
US dollar (USD)	146,804	3.39%	110,674	1.47%
Total	**517,182**		**555,118**	
Short-term debt				
Australian dollar (AUD)	6,874	5.39%	18,748	5.99%
Bulgarian lev (BGL)	2,758	3.22%	32,839	4.78%
Czech crown (CZK)	—	—	1,352	2.13%
Euro (EUR)	154,098	2.02%	46,030	2.40%
Croatian kuna (HRK)	16,960	6.77%	—	—
Hungarian forint (HUF)	—	—	2,724	12.71%
Malaysian ringgit (MYR)	3,659	3.18%	1,771	3.65%
Romanian leu (ROL)	—	—	1,619	23.50%
Slovenian tolar (SIT)	11,720	4.66%	—	—
Slovak crown (SKK)	—	—	988	5.96%
US dollar (USD)	19,260	7.41%	24,830	1.41%
Total	**215,329**		**130,901**	

At balance sheet date OMV had unused short-term credit lines of EUR 334 million (2003: EUR 200 million) and unused long-term credit lines of EUR 692 million (2003: EUR 778 million).

Where the obligations arising from personnel reduction plans in respect of employees who have accepted voluntary redundancy are fixed as to amount, they are reported under "Other liabilities" (see Note 11). As of the end of 2004, these liabilities amounted to EUR 201,162 thousand (2003: EUR 173,383 thousand). Of this, the short-term component included EUR 467,124 thousand in tax liabilities (2003: EUR 346,557 thousand) and EUR 15,333 thousand in social security contributions (2003: EUR 6,220 thousand) and expenses of EUR 303,524 thousand (2003: EUR 315,716 thousand) falling due after balance sheet date.

13 Accrued decommissioning and restoration costs

EUR 1,000	2004		2003	
	<1 year	>1 year	<1 year	>1 year
Wells and other E&P facilities	—	1,252,032	—	291,576
Other	—	18,487	—	7,103
Total	**—**	**1,270,519**	**—**	**298,679**

The provision for accrued decommissioning and restoration costs included Petrom liabilities amounting to EUR 961,284 thousand. There was a corresponding amount of EUR 333,785 thousand receivable from the Romanian state that is included in other receivables and assets > 1 year.

14 Deferred income

Deferred income includes EUR 383,862 thousand in advance tariff payments to fund the Trans-Austria-Gasleitung (TAG) gas pipeline (2003: EUR 413,550 thousand), investment subsidies of EUR 47,487 thousand (2003: EUR 37,872 thousand) and deferred income to finance the Hungária-Austria-Gasleitung (HAG) gas pipeline of EUR 2,166 thousand (2003: EUR 8,663 thousand).

15 Other operating income

EUR 1,000	2004	2003
Other operating income	**249,516**	**147,182**
[thereof gains on the disposal and writeup of fixed assets, not including financial assets]	[126,784]	[2,077]
[thereof income from the release of provisions]	[19,647]	[21,434]
[thereof exchange gains from operating activities]	[11,419]	[19,486]

Most of the gains on disposal and writeup of fixed assets resulted from the sale of exploration licenses in Sudan.

16 Other operating expenses

EUR 1,000	2004	2003
Other operating expenses	**192,285**	**114,693**
[thereof exchange losses from operating activities]	[15,107]	[14,833]
[thereof expenses on disposal of fixed assets, not including financial assets]	[11,728]	[8,431]

Other operating expenses included personnel reduction expenses of EUR 51,151 thousand (2003: EUR 37,197 thousand) and additional contributions of EUR 5,173 thousand (2003: 0) to cover funding shortfalls on the defined benefit pension obligations transferred to a pension fund. The expenses of the capital increase that are included in other operating expenses amounted to EUR 22,627 thousand.

17 Income from investments

EUR 1,000	2004	2003
Income from investments – affiliated companies	384	346
Income from investments – other	8,057	7,059
Income from associated companies	84,347	22,273
Income from the disposal of investments	1,038	7
Total	**93,826**	**29,685**

The increase in income from associated companies was mainly attributable to IOB Holdings A/S (Borealis), which accounted for EUR 50,742 thousand of the total (2003: EUR 4,008 thousand).

18 Expenses arising from financial assets and securities held as current assets

Expenses arising from investments in affiliated companies were EUR 100 thousand (2003: EUR 368 thousand), of which EUR 43 thousand related to writedowns of investments (2003: EUR 270 thousand). There were no writedowns of securities held as current assets in 2004 (2003: EUR 4,000 thousand). This item also includes expenses of EUR 6,069 thousand (2003: EUR 3,264 thousand) arising from associated companies included at equity.

The interest component of pension provisions included in the financial result amounted to EUR 31,914 thousand (2003: EUR 31,055 thousand).

19 Interest and similar expenses

The **income tax burden** and the pre-tax earnings for 2004, on which calculation of the effective tax rate is based, were as follows:

20 Taxes on income

EUR 1,000	**2004**	2003
Income from ordinary activities:		
Austria	532,894	337,685
Foreign	421,246	258,810
Total	**954,140**	**596,495**
Taxes on income:		
Austria	109,210	41,213
Foreign	153,596	77,694
Deferred taxes	49,290	84,535
Total expense	**312,096**	**203,442**

The **effective tax rate** is the ratio of income tax expense — to the extent that it is attributable to profit from ordinary activities — to profit from ordinary activities. The resultant tax rate is compared with the standard Austrian corporate income tax rate of 34%, and the major differences are analyzed. The Austrian Government has lowered the rate of corporate income tax from 34% to 25% with effect from January 1, 2005, which resulted in a reduction of the deferred tax assets equivalent to an additional effective tax rate of 3.3 percentage points.

Taxes on income in %	**2004**	2003
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Differing foreign tax rates	5.0	5.0
Non-deductible expenses	2.9	3.7
Non-taxable income	(13.7)	(9.0)
Effect of reduction in tax rate	3.3	—
Lapsed tax loss carry forwards	0.3	0.6
PRT and PRRT (see Note 2 h)	0.4	0.6
Change in valuation allowance for deferred taxes	(0.2)	0.4
Other	0.7	(1.2)
Effective Group income tax rate	**32.7**	**34.1**

OMV Aktiengesellschaft has tax pooling arrangements with its main subsidiaries in Austria, except for AMI Agrolinz Melamine International GmbH and POLYFELT Gesellschaft m.b.H. Profits transferred from domestic subsidiaries are in general exempt from taxation. Dividends from foreign investments in which there is a holding of 10% or more are also excluded from liability to tax at Austrian parent company level.

In 2004 tax loss carry forwards of EUR 57,863 thousand (2003: EUR 35,505 thousand) were utilized; the associated deferred taxes were EUR 23,608 thousand (2003: EUR 10,674 thousand).

21 Supplementary information on the income statement

Personnel expenses EUR 1,000	**2004**	2003
Wages and salaries	361,850	335,655
Costs of defined benefit plans	78,497	45,777
Costs of defined contribution plans (pension fund contributions)	9,146	8,891
Other employee benefits	81,408	75,618
Total	**530,901**	**465,941**

In 2004 the total remuneration of the Executive Board of OMV Aktiengesellschaft amounted to EUR 4,492 thousand (2003: EUR 3,782 thousand), of which EUR 3,191 thousand (2003: EUR 3,123 thousand) represented basic remuneration, EUR 294 thousand (2003: EUR 363 thousand) pension contributions, benefits in kind and expenses, and EUR 1,007 thousand (2003: EUR 296 thousand) gains from the exercise of stock options. In 2004 performance-related compensation amounted to 135% (2003: 108%) of basic remuneration, and other compensation to 16% (2003: 22%).

The **compensation**[1] of individual Board members was as follows:

EUR 1,000	**2004**	2003
Davies	648	750
Langanger	768	723
Roiss	845	790
Ruttenstorfer	930	860

[1] Compensation excluding benefits in kind, expenses, pension fund contributions and stock options.

The total remuneration of 38 (2003: 34) members of the executive boards of consolidated subsidiaries was EUR 8,388 thousand (2003: EUR 6,642 thousand). Payments to former members of the Executive Board and chief executive officers of affiliated companies, and their surviving dependants amounted to EUR 3,685 thousand (2003: EUR 2,163 thousand). Members of supervisory boards and boards of directors received a total of EUR 274 thousand for their activities (2003: EUR 273 thousand).

Average number of employees	**2004**	2003
Salaried staff	3,798	3,638
Non-salaried staff	2,434	2,453
Average payroll	**6,232**[1]	**6,091**

[1] This figure does not include the staff of Petrom. As of December 31, 2004 the number of employees of Petrom was 51,005.

Expenses for severance payments and pensions were as follows:

	2004			2003
EUR 1,000	Severance payments	Pensions	Severance payments	Pensions
Executive Board and directors	724	682	5	792
Senior executives	1,061	2,401	1,046	2,969
Other employees	23,809	58,967	3,996	46,218
Total	**25,594**	**62,050**	**5,047**	**49,979**

The severance payments include contributions to employee funds of EUR 227 thousand (2003: EUR 29 thousand).

Depreciation and amortization EUR 1,000	**2004**	2003
Goodwill amortization	4,527	6,610
Depreciation	440,344	410,599
Impairment losses	68,459	15,176
Total	**513,330**	**432,385**

Supplementary information on the financial position

Advertising expenses and donations EUR 1,000	**2004**	2003
General advertising	38,525	23,298
Art, culture and sport sponsoring	8,101	8,328
Social advertising	1,287	2,010
Art, culture and sport donations and memberships	200	248
Social donations and memberships	223	589
Total	**48,336**	**34,473**

Supplementary information on the financial position

22 Cash flow statement

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i.e. negligible short-term exchange rate and interest risks. The maximum maturity for such investments is three months.

Cash paid EUR 1,000	**2004**	2003
Interest	107,989	117,020
Taxes on income	187,879	126,564

Cash inflows from disposals of fixed assets are disclosed in the cash flow statement for the period in which payment was received. In 2004 cash inflows from disposals in earlier years amounted to EUR 2,710 thousand, while in 2003 sales for which payment had not yet been received reduced cash flow by EUR 2,848 thousand.

Group cash pooling comprises short-term financing of non-consolidated Group companies.

23 Contingent liabilities

Contingent liabilities EUR 1,000	**2004**	2003
Sureties [thereof to affiliated companies]	6,192 [—]	6,224 [—]
Guarantees [thereof to affiliated companies]	107,330 [11,410]	80,010 [7,514]
Notes payable	367	430
Other	4,683	4,616
Total [thereof to affiliated companies]	**118,572** [11,410]	**91,280** [7,514]

24 Other commitments and contingencies

OMV makes provisions against litigation that is likely to result in obligations. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position.

The production facilities and properties of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate: provisions are made for probable obligations arising from environmental protection measures. Management believes that compliance with current laws and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the next three years.

Disposals of subsidiaries in past years (Chemie Linz GmbH and PCD Polymere GmbH) have led to the Company's assuming liability for potential environmental risks – and in the case of PCD, for other liabilities. The total amount of these contingent liabilities is limited to EUR 101,740 thousand. As of the balance sheet date no claims had arisen in consequence of the above disposals.

In connection with the sale of the PCD Group in 1998, call and put options expiring in 2017 have been arranged on real estate in Schwechat and Burghausen: exercise of the options would lead to an exchange of properties.

The minority shareholders in Ferngas Beteiligungs-Aktiengesellschaft have an option to sell their shares to OMV Gas GmbH until 2005.

In connection with its oil trading activities, OMV issues letters of indemnity to cover the delays in the arrival of original documents establishing title which commonly occur in such transactions. Of the letters of indemnity issued in the six months prior to balance sheet date, EUR 144,363 thousand (2003: EUR 77,669 thousand) were outstanding at balance sheet date.

OMV has also assumed a guarantee with respect to lease payments of an independent third party (service provider). The guarantee begins on December 30, 2003 and runs for 10 years. OMV is liable under the guarantee in the event that the third party fails to make lease payments. In this event, OMV replaces the third party as lessee under the lease agreement. The undiscounted maximum liability under this guarantee was EUR 2.3 million as of December 31, 2004. No provision has been made against this potential liability as of balance sheet date.

In relation to investments in captive insurance companies, there would be cancellation payments if membership were terminated. As of the end of 2004, these payments would have amounted to EUR 11,857 thousand.

For oil and gas pipelines, provisions for decommissioning and restoration are made if an obligation exists at balance sheet date. In accordance with the going concern principle, no provisions have been made for contingent obligations in respect of decommissioning where the timing cannot be predicted.

OMV Group imports natural gas from Germany, Norway and Russia. Under long-term contracts expiring between 2012 and 2026, the Group is committed to a total uptake of some 62.22 bcm of gas. In 2002, the bulk of the wholesale trading activities of OMV Gas GmbH were combined with the markets of the Austrian regional gas distribution companies (LFG) in a joint venture, EconGas GmbH (OMV Gas GmbH holding: 50%). The joint venture brings the major elements of procurement risk and sales risk together. The prices for natural gas are based on predetermined formulas, and are periodically adjusted to movements in petroleum product prices. Gas volumes not contractually committed to EconGas GmbH are in general sold on to the regional gas companies by way of separate, parallel contracts.

25 Leasing and rental agreements

The OMV Group makes use of both operating and capital leases. Operating leases are used mainly to finance the use of filling station sites, IT equipment and the vehicle fleet. In 2004 such leases gave rise to expenses of EUR 49,639 thousand (2003: EUR 54,082 thousand).

In addition, the tangible fixed assets include capitalized amounts arising from capital leasing contracts. Amongst others these were entered into by OMV (U.K.) Limited for a gas processing plant, by OMV Slovensko, s.r.o., OMV Ceská republika, s.r.o. for filling stations and land and by Oztyurk Munai (Petrom) for oil equipment in Kazakhstan:

EUR 1,000	**2004**	2003
Acquisition costs	51,957	45,086
Cumulative depreciation	26,491	25,029
Book value	**25,466**	**20,057**

As of December 31, 2004, commitments under operating and capital leases were as follows:

EUR 1,000	Operating leases	Capital leases
2005	45,537	406
2006	41,146	595
2007	38,517	576
2008	35,369	572
2009	28,400	517
2010 and subsequent years	200,379	8,574
Total commitment	**389,348**	**11,240**
Less incidental costs and interest		2,499
Total net capital lease payments		**8,741**
Less short-term component		187
Long-term capital lease commitments		**8,554**

26 Derivative instruments

Derivative instruments are only used to manage risks resulting from changes in interest rates, currency exchange rates and commodity prices.

Commodity price risk management
Financial instruments are used to hedge the main industry risks associated with extreme price volatility – such as the highly negative impact of low oil prices on revenues – in accordance with an internal corporate guideline on the management of commodity risks.

OMV uses a portfolio model for commodities risk management so as to ensure that sufficient cash flow is available to finance growth and to maintain a strong investment grade credit rating.

OMV chiefly uses put options, put spreads and call/put spreads to lock in the earnings of the E&P segment, futures, collars and swaps to hedge the refining margin.

Crude oil deliveries are mainly hedged with over the counter (OTC) contracts with maturities of up to 24 months. These are generally based on Brent crude. The premiums paid for put options are recognized as assets, and written off as expense over the life of the options. The effects of swaps and collars are accounted for as adjustments to sales revenues for the same period as that of the underlying transactions.

In the R&M segment limited use is made of derivative instruments both to stabilize earnings and to minimize exposure to price risks on inventory fluctuations. Swaps and collars are used to hedge the refining margin – the difference between the price of crude and bulk product prices. Gains and losses on swaps and collars are recognized as production costs for the period in question.

Exchange-traded oil futures and OTC contracts for difference are occasionally used to hedge market price risks in Supply and Trading. Gains and losses on derivatives business are recognized in the same periods as the underlying transactions. Gains and losses on hedging transactions are allocated to the R&M segment.

Swaps and collars do not involve an investment at the time of the contract. Settlement normally takes place at the end of the quarter. The premiums on put options are payable when the contract is concluded. Where options are exercised, payment of the difference between strike price and average market price for the period takes place at contract expiration.

The **nominal amounts of open contracts** at balance sheet date were as follows:

EUR 1,000	**2004**	2003
Commodity futures	—	3,243
Commodity put options	—	10,299
Commodity call/put spreads	161,263	246,202
Commodity swaps	32,253	47,162
Refining margin collars	96,505	—
Refining margin swaps	72,538	—

Foreign exchange risk management
Because OMV operates in many countries and currencies, industry-specific activities and the corresponding risks must be precisely analyzed.

The transaction risk on US dollar cash flows is monitored continually, and the Group's long/short net position and sensitivity is calculated at least annually. This analysis provides the basis for management of transaction risk on currencies.

The US dollar in form of movement of the dollar against the euro and the foreign exchange risk resulting from the cash held in euro by Petrom represent OMV's highest risk exposures. Other currencies have only a limited impact on cash flow and EBIT.

Short-dated EUR/USD forward contracts were used in 2004 to hedge against USD receivables risk.

In R&M long-term EUR/USD risk is not hedged, as the main refinery products are quoted in USD, and movements in the dollar exchange rate are thus reflected in the euro prices of these products.

The nominal value of contracts hedging USD receivables risk at December 31, 2004 was as follows:

EUR 1,000	**2004**
Currency forwards	7,647
Currency swaps	101,678
Currency options	15,417

The nominal value of contracts hedging USD receivables risk at December 31, 2003 was as follows:

EUR 1,000	2003
Currency forwards	20,982
Currency swaps	32,700
Currency options	20,982

Interest rate management
OMV's interest rate profile is analyzed in terms of fixed and variable rate borrowings, currencies and maturities. Appropriate ratios for different maturities are established, and where necessary derivative instruments are used to correct imbalances.

Interest rate swaps are used from time to time to convert variable rate debt into fixed rate debt, and vice versa. The interest rate spread between the swap and the loan is accounted for as an adjustment to interest expense. As of December 31, 2004 and 2003 there were no such contracts open.

Credit risk management
Counterparty credit risk is assessed and monitored at Group level on a uniform basis. Contracts involving financial instruments are only entered into with counterparties with top grade credit ratings. In the interests of risk diversification, financing agreements are always spread between a number of different banks.

27 Fair value of financial items

Estimates of fair value at balance sheet date are based on the market information available at the time, as discussed below.

The fair value of securities held as fixed assets and of securities and investments held as current assets is based on quoted market prices. Where there is no quoted price, the determination of a fair value is impracticable.

The book values of accounts receivable and other assets and of cash in hand, checks and cash at bank are reasonable approximations of their fair values, as the assets in question generally have maturities of less than one year.

The fair value of financial liabilities without market price was estimated by discounting future cash flows, applying the interest rates for similar liabilities with like maturities prevailing at balance sheet date.

The carrying value of other liabilities is effectively the same as their fair value, because they are predominantly short-term. In order to determinate their fair value the termination benefits were discounted.

The fair value attributed to derivative financial instruments reflects the estimated amounts that OMV would pay or receive if the positions were closed at balance sheet date, and thus the unrealized gains and losses on open positions. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date. Because transactions disclosed as other contingent liabilities are closely tailored to individual requirements it is not feasible to estimate their fair value.

		2004		2003
EUR 1,000	*Book value*	*Estimated fair value*	*Book value*	*Estimated fair value*
Securities held as fixed assets[1]	**396,512**	**—**	**343,463**	**—**
Fair value estimation feasible	372,427	712,033	333,585	389,353
Not feasible	24,085	—	9,878	—
Accounts receivable and other assets	**2,069,182**	**—**	**1,237,182**	**—**
Book value (except options) approximates to fair value	2,066,893	2,066,893	1,230,390	1,230,390
Put and call/put options	2,289	500	6,792	(5,194)
Securities held as current assets	**15,782**	**—**	**44,192**	**—**
Fair value estimation feasible	—	—	31,000	31,000
Not feasible	1,021	—	1,021	—
Own shares				
Fair value estimation feasible	14,761	29,843	12,171	14,661
Cash in hand, checks, and cash at bank	**1,466,166**	**—**	**297,362**	**—**
Financial liabilities	**2,214,779**	**—**	**1,411,678**	**—**
Fixed rates	1,482,265	1,504,534	725,659	730,765
Variable rates	732,513	732,513	686,019	686,019
Other liabilities (except termination benefits)	**2,002,184**	**2,002,184**	**1,417,057**	**1,417,057**
Termination benefits[2]	257,257	220,283	225,039	199,609
Forward exchange contracts	(114)	(114)	—	—
Foreign currency swaps	(981)	(981)	—	—

[1] Including the interest in the Hungarian oil company MOL reported under investments
[2] Including book value of provisions for termination benefits of EUR 56,095 thousand (2003: EUR 51,480 thousand).

EUR 1,000	Book value	2004 Estimated fair value	Book value	2003 Estimated fair value
Off balance sheet:				
Risk management				
Commodity futures	—	—	—	47
Commodity swaps	—	(12,536)	—	(3,120)
Foreign currency swaps	—	—	—	286
Refining margin collars	—	(24,895)	—	—
Refining margin swaps	—	634	—	—
Foreign exchange forwards	—	—	—	2,109

28 Stock option plan

On the basis of resolutions of the relevant Annual Stockholders' Meetings OMV has, starting in 2000, implemented long-term performance oriented compensation plans for the Executive Board and selected senior executives in the Group. The executives in question – provided they themselves invest in OMV shares – are granted options entitling them to acquire OMV shares (or the monetary equivalent of such rights) as soon as the stock price has risen by at least 15%.

The options entitle holders to subscribe to OMV stock at a fixed exercise price or to request payment of the difference between the share price on the exercise date and the exercise price if at the time of exercise the 15% increase has been achieved. The options can only be exercised during specified periods (exercise windows) within the exercise period.

At the times of award the plans were as follows:

Main conditions	**2004 plan**	2003 plan	2002 plan	2001 plan	2000 plan
Start of plan	Sep. 1, 2004	Sep. 1, 2003	Jul. 1, 2002	Jul. 1, 2001	Jul. 1, 2000
End of plan	Aug. 31, 2011	Aug. 31, 2008	Aug. 31, 2007	Aug. 31, 2006	Aug. 31, 2005
Blocking period	2 years	2 years	2 years	2 years	2 years
Exercise price in EUR	163.68	104.04	100.90	103.92	91.43
Option entitlement per OMV share held	15	15	10	10	10
Eligibility conditions:					
Own investment, Executive Board	398 shares[1]	560 shares[1]	595 shares[1]	420 shares	477 shares
Own investment, senior executives	133 shares[1]	186 shares[1]	199 shares[1]	140 shares	159 shares
Number of options granted					
Executive Board members:					
Davies	5,970	8,400	5,950		
Langanger	5,970	8,400	4,460		1,590
Roiss	5,970	8,400	5,950	4,200	4,770
Ruttenstorfer	5,970	8,400	5,950	4,200	4,770
Total Executive Board	**23,880**	**33,600**	**22,310**	**8,400**	**11,130**
Former Executive Board members:					
Peyrer-Heimstätt				4,200	4,770
Schenz				4,200	4,770
Total former Executive Board members				**8,400**	**9,540**
Other senior executives	50,430	28,605	13,430	25,200	31,800
Total options granted	**74,310**	**62,205**	**35,740**	**42,000**	**52,470**
Plan threshold, share price in EUR	**188.23**	**119.65**	**116.04**	**119.51**	**105.14**[2]

[1] or 25%, 50%, or 75% thereof
[2] additional increase in ROACE of 15% compared to 1999

Participation in the stock option plans is subject to the following terms and conditions:

1. Eligibility to participate in the stock option plans is conditional on investment by the participant, who must hold the shares at the start of the plan and for the entire period until exercise.
2. For all plans, the number of shares participants are required to hold is calculated by dividing the maximum permitted investment by the average price of the stock in the month of May in the year of issue. Under the 2002, 2003 and 2004 plans options may also be exercised at levels of 25%, 50% or 75% of the maximum holding.
3. In the event of participants' disposing of their underlying investments, the options are forfeited. The options are not transferable and expire if not exercised.
4. The exercise price for the 2000, 2001 and 2002 plans is the average price for the month of May in the year of issue, and for the 2003 and 2004 plans it is the average price for the period from May 20 to August 20 in 2003 and 2004 respectively.
5. Provided the plan thresholds are attained, the options may be exercised in the exercise period during the 20 trading days after publication of the quarterly reports (exercise windows). Evidence of the participant's underlying investment in the Company must be furnished when exercising an option. The options may be exercised by purchasing the shares, by requesting payment of the difference between the current share price and the exercise price in cash, or by requesting payment in the form of shares.

The following table summarizes **movements in options under the stock option plans** for financial 2004 and 2003:

		2004		2003
	Options amount	Weighted average exercise price in EUR	Options amount	Weighted average exercise price in EUR
Outstanding options as of January 1	129,705	102.51	130,210	98.06
Options granted	74,310	163.68	62,205	104.04
Options exercised	(52,380)	101.13	(61,310)	94.57
Options forfeited	—	—	(1,400)	103.92
Outstanding options as of December 31	151,635	132.97	129,705	102.51
Options exercisable at year end	15,120	101.02	6,560	91.43
Weighted average fair value of options granted during the year		48.51		14.18

During 2004 52,380 options granted under the 2000, 2001 and 2002 plans were exercised. In all cases the difference between the current share price and the exercise price was paid; the amount due in respect of 3,330 options was paid in shares.

		2004		*2003*
Exercise of options by plan participants	Options exercised	Average exercise price in EUR	Options exercised	Average exercise price in EUR
Executive Board members:				
Davies	—	—	—	—
Langanger	4,460	100.90	1,590	91.43
Roiss	7,530	102.58	4,770	91.43
Ruttenstorfer	4,200	103.92	4,770	91.43
Total Executive Board	**16,190**	**102.47**	**11,130**	**91.43**
Former Executive Board members:				
Peyrer-Heimstätt	—	—	8,970	97.28
Schenz	4,200	103.92	4,770	91.43
Total former Executive Board members	**4,200**	**103.92**	**13,740**	**95.25**
Other senior executives	31,990	100.09	36,440	95.27
Total options exercised	**52,380**	**101.13**	**61,310**	**94.57**

Compensation expense arising from the exercise of options, which was reported under "Personnel expenses", amounted to EUR 415 thousand (2003: EUR 912 thousand) under the 2000 plan, EUR 1,135 thousand (2003: EUR 252 thousand) under the 2001 plan and EUR 1,784 thousand for the 2002 plan.

As of December 31, 2004 outstanding options under the various plans were as follows:

Plan	Exercise price in EUR	Outstanding options	Remaining maturity (years)	Options exercisable at year end
2001	103.92	600	1.5	600
2002	100.90	14,520	2.5	14,520
2003	104.04	62,205	3.7	—
2004	163.68	74,310	6.7	—
Total		**151,635**		**15,120**

The options are valued using the Black-Scholes model. The fair value as of December 31, 2004 is calculated on the basis of the options still outstanding, while the fair value as of the time of award is based on the total options granted. Assuming that the conditions for exercise are fulfilled during the exercise period, the fair value of the stock option plans is as follows:

	2004 plan	2003 plan	2002 plan	2001 plan	2000 plan
Valuation as of December 31, 2004					
Market value in EUR 1,000	5,411	6,944	1,665	68	
Calculation variables:					
Market price of stock in EUR	221.69	221.69	221.69	221.69	
Risk-free rate of return	3.46%	3.01%	2.73%	2.54%	
Remaining term of options (including blocking period)	6.7 years	3.7 years	2.5 years	1.5 years	Exercised
Average dividend yield	3.2%	4.5%	4.5%	4.2%	
Share price volatility	22%	22%	22%	22%	
Valuation at time of award as of	**Sep.1, 2004**	Sep.1, 2003	Jul. 1, 2002	Jul. 1, 2001	Jul. 1, 2000
Market value in EUR 1,000	3,605	882	541	743	1,080
Calculation variables:					
Market price of stock in EUR	185.60	105.70	100.00	102.20	90.60
Risk-free rate of return	3.83%	3.7%	4.8%	5.25%	5%
Remaining term of options (including blocking period)	7 years	5 years	5 years	5 years	5 years
Average dividend yield	3.2%	4.8%	4.6%	4%	4%
Share price volatility	22%	21%	21%	21%	28%

As of the end of 2004, some 134,615 own shares were held as cover for 151,635 options. As the value of the options was covered by the fair value of the treasury shares, no additional provision was necessary. In 2003 a provision of EUR 114 thousand was set up as cover for the shortfall at balance sheet date.

Segment reporting

29 Business operations and key markets

OMV was the ultimate parent company and the Group's largest operating company until 2004. With the hiving off of the R&M and E&P segments into separate operating and holding companies and the spinning off of certain service functions, OMV Aktiengesellschaft is now organized as a management holding company, allowing it to concentrate on its corporate management functions.

OMV Group is divided into four operating segments: Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M), Gas and Chemicals. With effect from December 14, 2004, OMV acquired 51% of Petrom, Romania's largest oil company. For the present, Petrom's operations will be reported as a separate business segment of OMV Group. Group management, financing activities and certain service functions are concentrated in the Corporate and Other (Co&O) segment. OMV Group's segment reporting is in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The oil and gas industry, by its nature, exposes the Group to certain risks. These include political stability, economic conditions, changes in legislation and fiscal regimes, as well as other operating risks inherent in the industry. A variety of measures are used to manage these risks.

Apart from the integration of the Group's upstream and downstream operations, and the policy of maintaining a balanced portfolio of OECD and non-OECD assets in the E&P segment, the main instruments used are operational in nature. There is a Group-wide environmental risk reporting system, designed to identify existing and potential obligations so as to enable timely action to be taken. Insurance and fiscal matters are also dealt with on a Group-wide basis. OMV has information on the political situation in all the countries in which it operates.

Regular surveys are undertaken across the Group to identify current litigation and pending court and administrative proceedings.

Business decisions of fundamental importance are made by the Executive Board of OMV. The business segments are independently managed, as each represents a strategic unit, with different products and markets.

E&P activities are mainly focused on Albania, Australia, Austria, Denmark (Faeroe Islands), Iran, Ireland, Libya, New Zealand, Pakistan, Qatar, Tunisia, the UK and Yemen. There are also activities on a significant scale in Ecuador and Venezuela.

R&M operates two refineries, in Schwechat and Burghausen, and has a 45% interest in BAYERNOIL Raffinerie-gesellschaft m.b.H (third-party processing refineries). It is a powerful presence in the retail and commercial businesses in its main markets – Austria, and Central and Eastern Europe – and its 25% stake in Borealis A/S gives it a strong foothold in the polyolefin business. In view of the acquisition of Petrom, its 25% stake in the Romanian oil company, Rompetrol, will be disposed of. Starting in 2004, Polyfelt Group, the plastics (geotextiles) business, has been transferred to R&M from Chemicals.

Gas is strongly established in the trans-European gas transit business, and in gas importing and storage. OMV is the sole operator of long-distance gas transmission pipelines in Austria. EconGas GmbH is a joint venture with a number of regional gas distribution companies, formed in response to gas market liberalization in 2002, and OMV Gas GmbH has a 50% interest in it. The participating companies have merged their gas wholesale and distribution activities into EconGas GmbH, which has been the first player in the European gas market to target business customers. With effect from 2003 the business activities merged by OMV into EconGas GmbH are no longer reflected in the Group's consolidated sales revenues; instead, the proportionate share of profits after tax now forms part of the Group's financial result.

Chemicals is a leading melamine and fertilizer producer, with production facilities in Linz (Austria), Castellanza (Italy) and – since 2004 – in Piesteritz (Germany).

The newly established **Petrom** segment comprises the activities of the Petrom Group. Like OMV, Petrom is a vertically integrated oil company, operating chiefly in Romania but also in Kazakhstan (upstream) and in Hungary and Moldova. Petrom is Romania's largest oil and gas company: before 1990 the oil and gas industry was a state monopoly. Petrom came into being when the oil and gas industry was liberalized, and from September 3, 2001, was listed on the Bucharest Stock Exchange as a partially privatized company. Petrom's operating activities are divided into three segments, exploration and production, refining and marketing, and transport.

The key measure of operating performance for the Group is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Intra-group sales and cost allocations by the parent company are determined in accordance with internal OMV policies; management is of the opinion that the transfer prices of goods and services exchanged between segments correspond to market prices. Business transactions not attributable to operating segments are included in the results of the Co&O segment.

30 Industry segment information

EUR million		E&P	R&M	Gas	Chemicals	Petrom	Co&O	Group
Sales[1]	2004	988.34	8,381.30	784.40	394.13	—	160.93	10,709.10
	2003	864.42	6,023.45	794.38	490.86	—	110.88	8,283.99
Less: intra-group sales	2004	(658.92)	(6.32)	(9.91)	(0.86)	—	(152.86)	(828.87)
	2003	(523.91)	(1.70)	(8.91)	(0.54)	—	(104.50)	(639.56)
Net sales to customers	2004	329.42	8,374.98	774.49	393.27	—	8.07	9,880.23
	2003	340.51	6,021.75	785.47	490.32	—	6.38	7,644.43
EBIT[2]	2004	459.38	442.10	75.46	24.92	—	(75.91)	925.95
	2003	303.23	265.13	78.64	42.90	—	(46.29)	643.61
Identifiable assets	2004	1,480.69	4,772.78	804.79	552.60	4,657.40	681.69	12,949.95
	2003	1,464.78	3,643.42	809.36	1,173.32	—	425.81	7,516.69
[thereof goodwill]	2004	[—]	[32.97]	[—]	[—]	[—]	[—]	[32.97]
	2003	[—]	[37.39]	[—]	[—]	[—]	[—]	[37.39]
Capital expenditure[3]	2004	156.24	459.50	28.98	63.42	1,504.85	61.23	2,274.22
	2003	498.37	708.96	23.65	108.53	—	41.23	1,380.74
Depreciation	2004	213.57	210.53	47.71	27.98	—	13.54	513.33
	2003	170.29	168.63	50.50	30.21	—	12.75	432.38

[1] Sales revenues excluding petroleum tax.
[2] See consolidated income statement for reconciliation of EBIT to net income for the year.
[3] Not identical with additions to fixed assets: the differences result mainly from additions to securities and changes in the consolidated Group.

Of the income from associated companies (see Note 17), EUR 57,668 thousand (2003: EUR 2,879 thousand) was accounted for by R&M and EUR 26,679 thousand (2003: EUR 15,386 thousand) by Gas. There was no income from associated companies in Chemicals (2003: EUR 4,008 thousand).

31 Geographical segment information

EUR million		Austria	Germany	Rest of EU	CEE	Rest of Europe	Rest of the world	Group
Sales	2004	3,799.30	3,014.90	2,115.09	529.87	133.64	287.43	9,880.23
by destination[1]	2003	3,318.57	1,860.44	529.16	1,612.95	89.25	234.06	7,644.43
EBIT[2]	2004	409.14	141.03	58.05	(4.33)	7.97	314.09	925.95
	2003	374.80	82.90	47.38	10.58	9.42	118.53	643.61
Intangible assets	2004	1,882.81	656.90	752.70	2,756.34	11.03	868.00	6,927.78
and tangible assets	2003	1,772.70	631.56	270.89	548.30	5.19	789.79	4,018.43

[1] Sales revenues excluding petroleum tax.
[2] See consolidated income statement for reconciliation of EBIT to net income for the year.

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%

	Parent company	Equity interest in %	Type of consolidation[1]
Domestic			
Exploration und Production			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	76.92	FC
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	OI
OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Austria Exploration & Production GmbH, Gänserndorf (OEPA)	OMVEP	100.00	FC
OMV (BAYERN) Exploration GmbH, Vienna	OEPA	100.00	FC
OMV (Bulgaria) Offshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Exploration & Production GmbH, Vienna (OMVEP)	OMV	100.00	FC
OMV (IRAN) onshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (IRELAND) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Oil and Gas Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Oil Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OMVEP	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMVEP	100.00	FC
OMV Petroleum Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Proterra GmbH, Vienna (OPROT)	OEPA	100.00	FC
OMV (RUSSLAND) Exploration & Production GmbH, Vienna	OMVEP	100.00	NCS
OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (Tunesien) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (Tunesien) Production GmbH, Vienna (TNPR)	OMVEP	100.00	FC
OMV (YEMEN) Al Mabar Exploration GmbH, Vienna	OMVEP	100.00	NCS
OMV (Yemen Block S2) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (YEMEN) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (YEMEN) South Hood Exploration GmbH, Vienna	OMVEP	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	OEPA	100.00	FC
Refining and Marketing including petrochemicals			
Adria-Vienna Pipeline Gesellschaft m.b.H., Klagenfurt	OMVRM	55.00	ACE①
Aircraft Refuelling Company GmbH, Vienna	OMVRM	33.33	OI
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMVRM	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMVRM	47.19	OI
AVANTI Tankstellenbetriebsgesellschaft m.b.H., Vienna (ATBG)	OMVRM	100.00	FC
BSP Bratislava-Schwechat Pipeline GmbH, Vienna	OMVRM	26.00	OI
Colpack Austria Brennstoffhandel GmbH, Vienna	OMVRM	50.00	ACE
Erdöl-Lagergesellschaft m.b.H., Lannach	OMVRM	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMVRM	29.00	OI
GENOL Gesellschaft m.b.H. & Co, Vienna	OMVRM	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	NCS
OMV – International Services Ges. m.b.H., Vienna	OMVRM	100.00	FC
OMV Refining & Marketing GmbH, Vienna (OMVRM)	OMV	100.00	FC
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMVRM	100.00	FC
Transalpine Ölleitung in Österreich Gesellschaft m.b.H., Innsbruck	OMVRM	25.00	ACE
VIVA Tankstellenbetriebs-GmbH, Vienna	OMVRM	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau	OMVRM	79.67	FC
Gas			
AGCS Gas Clearing and Settlement AG, Vienna	OERDG	20.22	
	OOEFG	5.01	OI
AGGM Austrian Gas Grid Management AG, Vienna	OERDG	100.00	FC
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OERDG	51.00	ACE
Central European Gas Hub GmbH, Vienna	OERDG	100.00	FC
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
EconGas GmbH, Vienna (ECON)	OERDG	50.00	
	OOEFG	15.55	ACE
Erdgas Oberösterreich GmbH, Linz	OOEFG	100.00	OI
Erdgas Oberösterreich GmbH & Co KG, Linz	OOEFG	100.00	OI
ENSERV Energieservice GmbH, Linz	OOEFG	37.00	OI
ENSERV Energieservice GmbH & Co KG, Linz	OOEFG	37.00	OI
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OERDG	25.10	ACE
NABUCCO Company Pipeline Study GmbH, Vienna	OERDG	20.00	OI
Oberösterreichische Ferngas AG, Linz (OOEFG)	FBET	50.00	ACE
OMV Cogeneration GmbH, Vienna (COG)	OERDG	100.00	FC
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OERDG	100.00	FC
OMV Gas GmbH, Vienna (OERDG)	OMV	100.00	FC

	Parent company	Equity interest in %	Type of consolidation[1]
Chemicals			
AMI Agrolinz Melamine International GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H., Linz	AMG	47.50	OI
GWCL Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	NCS
Corporate and Other			
Kompetenz- und Informationszentrum für Humanvermögen und interdisziplinäre Arbeits- und Unternehmensforschung GmbH, Klosterneuburg	SNO	24.44	OI
OMV Clearing und Treasury GmbH, Vienna	SNO	100.00	FC
OMV Energiebevorratung GmbH, Vienna	OMV	100.00	NCS
OMV Solutions GmbH, Vienna (SNO)	OMV	100.00	FC
VA OMV Personalholding GmbH, Linz	SNO	50.00	OI

Non-domestic

	Parent company	Equity interest in %	Type of consolidation[1]
Exploration und Production			
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMVEP	100.00	FC
OMV New Zealand Ltd., Wellington	OMVEP	100.00	FC
OMV OF LIBYA LIMITED, Douglas	OMVEP	100.00	FC
OMV Petroleum Pty Ltd., Perth	OAUST	100.00	FC
OMV (U.K.) Limited, London	OMVEP	100.00	FC
PEI 3 Verwaltungs GmbH, Düsseldorf	OTNPR	100.00	NCS
PEI Venezuela Gesellschaft mit beschränkter Haftung, Düsseldorf	OMVEP	100.00	FC
Preussag Energie International GmbH, Lingen	OMVEP	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Refining and Marketing including petrochemicals			
Abu Dhabi Petroleum Investments LLC, Abu Dhabi	OMVRM	25.00	OI
AVANTI CZ spol. s.r.o., Prague	OTCH	100.00	FC
BAYERNOIL Raffineriegesellschaft mbH, Ingolstadt	OMVD	45.00	ACE
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Borealis A/S, Lyngby	IOB	50.00	ACE
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
Deutsche Transalpine Oelleitung GmbH, Munich	OMVD	25.00	ACE
DUNATÁR Köolajtermék Tároló és Kereskedelmi Kft., Budapest	OHUN	48.28	OI
INTEROIL d.o.o., Srebrenik	ISTRAH	80.00	FC
IOB Holdings A/S, Copenhagen (IOB)	OMVRM	50.00	ACE
OMV Bayern GmbH, Burghausen	OMVD	100.00	FC
OMV BiH Ltd. Trade in Oil and Gas Derivatives, Sarajevo	OMVRM	100.00	FC
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia (BULG)	OMVRM	100.00	FC
OMV Ceská republika, s.r.o., Prague (OTCH)	OMVRM	100.00	FC
OMV Deutschland GmbH, Burghausen (OMVD)	OMVRM	90.00	
	OMV	10.00	FC
OMV Hungária Ásványolaj Kft., Budapest (OHUN)	OMVRM	100.00	FC
OMV ADRIATIK Holdinska družba d.o.o., Koper (ISTRAH)	OMVRM	100.00	FC
OMV ISTRABENZ d.o.o., Zagreb (ISTRA)	OMVRM	100.00	FC
OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper	ISTRAH	90.00	FC
OMV Italia S.r.l., Verona	OMVRM	100.00	FC
OMV – JUGOSLAVIJA d.o.o., Belgrade	OMVRM	100.00	FC
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMVRM	100.00	FC
OMV Supply & Trading AG, Zug	OMVRM	100.00	FC
OMV TRADING SERVICES LIMITED, London	OMVRM	100.00	NCS
OMV Viva Kereskedelmi és Szolgáltatások Kft., Budapest	OHUN	96.67	NCS
Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam (PFMAL)	PFG	100,00	VK
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd. i.L., Sao Paolo	PFG	94.24	
	PFE	5.76	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Schweiz) AG, Zurich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur/Shah Alam	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFMAL	48.83	OI
Polyfelt Geosynthetics (UK) Ltd., Telford	PFG	100.00	NCS
Polyfelt Polska Sp. z.o.o., Krakau	PFG	99.00	NCS
Polyfelt Tschechien s.r.o., Prague	PFG	80.00	
	BIDIM	20.00	NCS
Routex B.V., Amsterdam	OMVRM	26.67	OI
SC OMV Romania Mineraloel s.r.l., Bucharest	OMVRM	100.00	FC
Societa Italiana l'Oleodotto Transalpino S.p.A., Trieste	OMVRM	25.00	ACE
TGN Tankdienst-Gesellschaft Nürnberg GbR, Nürnberg	OMVD	33.33	OI
The Rompetrol Group NV, Rotterdam	OMV	25.10	OI

	Parent company	Equity interest in %	Type of consolidation[1]
Gas			
ADRIA LNG STUDY COMPANY LIMITED, Valletta	OERDG	28.37	OI
Ferngas Bohemia s.r.o.,Budweis	OOEFG	100.00	OI
Jihoceská plynárenská a.s., Budweis	OOEFG	39.16	OI
Chemicals			
Agrolinz Ceské Budéjovice s.r.o., Budweis	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Melamine International Asia Pacific Pte. Ltd., Singapore	AMG	100.00	NCS
Agrolinz Melamine International Deutschland GmbH, Lutherstadt Wittenberg	AMG	75.00	FC
Agrolinz Melamine International Italia S.r.l., Castellanza	AMG	100.00	FC
Agrolinz Melamine International Magyarország Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamine International North America Inc., Chicago	AMG	100.00	NCS
Agrolinz Slovakia s.r.o., Chotin	AMG	100.00	NCS
Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam (PFMAL)	PFG	100.00	FC
Corporate and Other			
Amical Insurance Limited, Douglas (AMIC)	OMV	100.00	FC
Diramic Insurance Limited, Gibraltar	AMIC	100.00	FC
OMV FINANCE LIMITED, Douglas	OMV	100.00	NCS
Petrom			
Acetilena Brazi s.r.l., Brazi	PETROM	21.28	OI
Beyfin Gaz s.r.l., Cluj – Napoca	PETROM	40.00	OI
Brazi Oil & Anghelescu Prod. Com. s.r.l., Brazi	PETROM	37.70	OI
Bursa Maritima si de Marfuri, Constanta	PETROM	20.09	OI
Congaz SA, Constanta	PETROM	28.59	ACE
Deem Algocar SA, Buzias	PETROM	27.91	OI
Doo Petrom, Belgrad	PETROM	100.00	NCS
Fontegas – Peco SA, Simian	PETROM	37.40	OI
Franciza Petrom, Pitesti	PETROM	40.00	OI
Kom Munai, Kazakhstan	PETROM	95.00	FC
Linde Gaz Brazi s.r.l., Brazi	PETROM	49.00	ACE
MBH Carpatina SA, Bucharest	PETROM	82.89	NCS
M-I Petrogas Services Romania s.r.l., Bucharest	PETROM	40.00	OI
Oztyurk Munai, Kazakhstan	PETROM	95.00	FC
Petrogas s.r.l., Bucharest	PETROM	100.00	NCS
Petrom Aviation SA, Otopeni	PETROM	48.50	ACE
Petrom Gas s.r.l., Bucharest	PETROM	50.99	NCS
Petrom Hungaria Kft., Telekgerendas	PETROM	100.00	FC
Petrom Moldova, Chisinau	PETROM	65.00	FC
Petrom Nadlac s.r.l., Nadlac	PETROM	98.51	NCS
Poliflex Romania s.rl., Brazi	PETROM	96.84	NCS
Societatea Nationala a Petrolului Petrom S.A., Bucharest (PETROM)	OMV	51.00	FC
Robiplast Co s.r.l., Bucharest	PETROM	45.00	OI
Shell Gas Romania s.r.l., Bucharest	PETROM	44.47	ACE
Soc Romana de Petrol, Bucharest	PETROM	49.00	OI
Tasbulat Oil Corporation LLP., Kazakhstan	PETROM	100.00	FC
Trans Gas Services s.r.l., Bucharest	PETROM	20.00	OI

[1] Type of consolidation:
FC Full consolidation
ACE Associated companies consolidated under the equity method
ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)
NCS Non-consolidated subsidiaries
Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group are not consolidated (section 249 paragraph 2 of the ACC)
OI Other investments at acquisition costs – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group are not equity consolidated (section 263 paragraph 2 of the ACC)
The companies not fully consolidated mainly operate at a low level or are marketing companies, whereby the aggregate sales, net income and net assets of these companies are below 2% of Group totals.

Vienna, March 11, 2005

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

David C. Davies

Helmut Langanger

Audit opinion

Audit report
We have audited the Group financial statements of, as of December 31, 2004, which were prepared in accordance with Austrian generally accepted accounting principles and the supplementary provisions of the articles of association. Our audit also included the bookkeeping of the Group. These Group financial statements are the responsibility of the Group's legal representatives. Our responsibility it to express an opinion on these Group financial statements based on our audit.

We conducted our audit in accordance with legal requirements and generally accepted standards on auditing applicable in Austria. These standards require us to plan and perform the audit to obtain reasonable assurance of whether the Group financial statements are free of material misstatements. The audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the group financial statements. The audit also includes an assessment of the accounting principles used and significant estimates made by the Group's legal representatives, as well as an evaluation of the overall Group financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. Based on the results of our audit, we hereby award the Group financial statements as of December 31, 2004 and the Directors' Report for 2004 of OMV Aktiengesellschaft, Vienna, as shown on pages 23 to 24 and 42 to 45, as well as on pages 56 to 94 the following unqualified

Audit opinion
(in accordance with ACC section 275):

After due examination, we certify that the accounting records and the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles in Austria. The Directors' report corresponds with the financial statements.

Vienna, March 11, 2005

Deloitte Touche Tohmatsu
WirtschaftsprüfungsgmbH

Michael Schober **Manfred Geritzer**
Certified public accountants

Auditors´ report

We have audited the reconciliation statements of consolidated net income for the years ended December 31, 2004 and 2003 and stockholders' equity as of December 31, 2004 and 2003, set out on pages 97 and 98 of the notes to the Group's annual financial statements. These statements reconcile consolidated net income for the year and stockholders' equity as determined in accordance with generally accepted accounting principles in Austria (Austrian GAAP) and as reported in the audited consolidated accounts of the OMV Group, to net income for the year and stockholders' equity as determined in conformity with accounting principles generally accepted in the United States (US GAAP) and the accounting policies set out in Notes 32 to 43.

We have also audited the supplementary US GAAP disclosures presented in Notes 44 to 52 which provide the information, additional to that disclosed in the audited Austrian consolidated accounts, that is required by US GAAP. These supplementary US GAAP disclosures should be read in conjunction with the audited consolidated financial statements prepared in accordance with Austrian GAAP.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the financial statements and the related reconciliations on pages 97 and 98 and supplementary US GAAP disclosures set out in Notes 32 to 52. In particular, it is the directors' responsibility to select suitable accounting policies and apply them consistently, and to make judgements and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company. It is our responsibility as auditors to form an independent opinion, based on our audit, on the reconciliation statements set out on pages 97 and 98 and the supplementary US GAAP disclosures set out in Notes 32 to 52.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit so as to obtain reasonable assurance that the financial information is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and supplementary disclosures in the reconciliations on pages 97 and 98 and in Notes 32 to 52. An audit also includes assessing the accounting principles applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 51, in accordance with Austrian GAAP the Company has accounted for its minority interest in SNP Petrom S.A. (Petrom) based on the fair value of the assets and liabilities on the date of the acquisition. US GAAP requires that the minority interest in Petrom should be recorded based upon its US GAAP historical cost basis, commonly referred to as a partial step-up basis. This difference does not impact net income or stockholders' equity under US GAAP; however, it will affect the amount of individual items within the reconciliation statements. Furthermore, the amounts presented in Notes 38 (other provisions), 45 (severance payments, pensions and jubilee payments) and 46 (taxes on income) reflect accounting for the Petrom acquisition at full fair value rather than the partial step-up basis required by US GAAP. The information necessary to quantify the impact of this treatment on the reconciliation statements and the disclosures in Notes 38, 45 and 46 is not readily available.

Opinion

In our opinion, except for the effects of the matter referred to in the preceding paragraph, the reconciliation statements present fairly in all material respects the reconciliations of consolidated net income for the years ended on December 31, 2004 and 2003 and the stockholders' equity as of that date as shown in the audited consolidated financial statements and determined in accordance with Austrian GAAP, to net income and stockholders' equity as determined in accordance with US GAAP. Further, in our opinion, except for the effects of the matter referred to above, the supplementary disclosures set out in Notes 44 to 52 in respect of the years ended December 31, 2004 and 2003 present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on pages 56 to 94 and determined in accordance with accounting principles generally accepted in Austria, that is required by US GAAP.

Vienna, March 11, 2005

Deloitte Touche Tohmatsu
WirtschaftsprüfungsgmbH

Michael Schober **Manfred Geritzer**
Certified public accountants

US GAAP
Reconciliation of net income and stockholders' equity

Net income EUR 1,000	**2004**	2003	Note
Net income according to ACC	642,044	393,053	
Income attributable to minority interests	(1,850)	(945)	
Net income after minority interests	**640,194**	**392,108**	
Depreciation of fixed assets (other than E&P assets)	(28,355)	(22,963)	32
Depreciation of fixed assets in E&P	8,775	28,590	33
Sale and leaseback transactions	(4,298)	—	34
Own shares – reversal of valuation	(376)	(559)	40
Stock option plans	(1,293)	(532)	41
Increase of capital stock	15,351	—	49
Purchase of associates	4,125	2,738	35
Severance payments, pensions, and jubilee payments	16,848	(44,901)	36
Restructuring programs	(20,130)	(52,104)	37
Other provisions	(10,303)	(16,340)	38
Foreign currency translation and transactions	23,679	33,462	39
Securities	(2,420)	(322)	40
Derivative instruments	(25,550)	(1,054)	42
Difference from change in accounting principles	2,526	2,341	48
Deferred taxes	36,279	51,502	43
Net income according to US GAAP	**655,052**	**371,966**	

Other comprehensive income (net of tax)			44
Foreign currency translation adjustments	(13,430)	(42,673)	
Minimum pension obligation adjustment	(13,519)	21,258	36
Unrealized gains on securities	218,201	10,715	47
Less reclassification adjustments	560	779	
Other comprehensive income	**191,812**	**(9,921)**	
Comprehensive income	**846,864**	**362,045**	

Stockholders' equity	**2004**	2003	
Stockholders' equity according to ACC	5,380,832	2,685,336	
Minority interests	(1,491,621)	(26,144)	
Stockholders' equity after minority interests	**3,889,211**	**2,659,192**	
Depreciation of fixed assets (other than E&P assets)	70,157	98,898	32
Fixed assets in E&P: Scheduled depreciation	129,014	116,348	33
Impairment	(94,740)	(95,487)	
Gross up	65,904	71,071	
Own shares	(14,761)	(12,171)	40
Stock option plans	(1,825)	(532)	41
Increase of capital stock	(35,504)	—	49
Sale and leaseback transactions	(4,298)	—	34
Purchase of associates	(3,819)	(7,938)	35
Severance payments, pensions, and jubilee payments	(160,025)	(177,253)	36
Restructuring programs	2,490	22,620	37
Other provisions	33,548	43,905	38
Foreign currency translation and transactions	16,867	11,817	39
Securities	339,607	55,770	40
Derivative instruments	(38,587)	(13,178)	42

Note	EUR 1,000	**2004**	2003
48	Differences from change in accounting principles	(5,053)	(7,579)
43	Deferred taxes	(85,775)	(42,123)
	Stockholders' equity according to US GAAP	**4,102,412**	**2,723,360**

Reconciliation of movements in stockholders' equity	
Stockholders' equity as of January 1, 2004	**2,723,360**
Capital increase and increase of capital stock	642,066
Net income according to US GAAP	655,052
Dividends	(107,522)
Movement in other comprehensive income (net of income tax – see Note 44)	191,812
Increase from disposal (decrease from acquisition) of own shares	(2,356)
Stockholders' equity as of 31 December, 2004	**4,102,412**

Earnings per share (EPS)	Income 2004 EUR 1,000	Number of shares 2004	EPS 2004 EUR	EPS 2003 EUR
Basic EPS according to ACC	640,194	26,941,310	23.76	14.60
Diluted EPS according to ACC	640,194	26,968,283	23.74	14.60
Net income according to US GAAP	655,052			
Basic EPS according to US GAAP	655,052	26,941,310	24.31	13.33
Diluted EPS according to US GAAP	655,052	26,968,283	24.29	13.32

In 2003 options for 25,200 common shares at EUR 103.92 per share and 62,205 common shares at EUR 104.04 per share were outstanding and were not included in the calculation of diluted EPS.

Notes to the reconciliation

32 Depreciation and amortization of fixed assets (other than E&P assets)

In the mid-1990s the service lives of certain processing plants, which had previously been based on conservative estimates, were extended on the basis of expert technical opinions. This extension of service lives has been accounted for prospectively under ACC; i.e., the net book value of the assets concerned is depreciated over the new estimated remaining life. By contrast, under US GAAP the change in useful economic lives has been accounted for retrospectively.

Under Statement of Financial Accounting Standards (SFAS) 142, goodwill is no longer amortized but is tested for impairment annually or whenever indications of impairment emerge. Likewise, goodwill related to investments valued at equity is no longer amortized. Here, the impairment test prescribed by APB Opinion No, 18, "The Equity Method of Accounting for Investments in Common Stock", is retained. This has had a positive impact on income in 2004 due to the reversal of EUR 4,778 thousand in goodwill amortization recognized under ACC (2003: EUR 6,610 thousand).

Under SFAS 142 intangible assets with indefinite useful lives are not amortized, and instead are measured at the lower of acquisition cost or market value, and are subjected to impairment tests at least annually. All other capitalized intangible assets continue to be amortized over their useful economic lives.

33 Depreciation of fixed assets in E&P

The accounting treatment under ACC is disclosed in Note 2 a. Except as noted below, the approach taken is consistent with US GAAP.

Under US GAAP, all capitalized exploration and development costs and support equipment are depreciated on a unit-of-production basis, based on proved reserves, except that capitalized acquisition costs are depreciated on the basis of total proved reserves. At the year end an impairment test is performed on a field-by-field basis, by comparing estimated undiscounted future net revenues before taxes (based on management's best estimate of future costs and prices) with the net book value of the oil and gas assets. Where this indicates a decrease in value, the write down is calculated as the difference between projected discounted future net cash flow before taxes and the net book value of oil and gas assets.

US GAAP requires a deferred tax liability to be recognized as the difference between the fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized on the acquisition of oil and gas properties, this results in an increase in the purchase price attributed to oil and gas properties. No such procedure is required under ACC.

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34 Sale and leaseback transactions

A sale and leaseback agreement on OMV's headquarters building in Vienna was concluded in 2004, and the surplus on this transaction at the time it was concluded was recognized in the ACC financial statements. Under US GAAP the gain equal to the present value of the minimum lease payments under the agreement must be deferred and released to income over the term of the lease. The present value of the minimum lease payments to be provided for at March 1, 2004 was EUR 5,039 thousand, which falls to be released over the period to March 31, 2009. At December 31, 2004, the resulting reduction in income as compared with the ACC financial statements was EUR 4,298 thousand.

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35 Purchase of associates

Under ACC, *acquisitions of companies and investments therein are recognized at the time of the transfer* of control, whereas under US GAAP recognition is at the effective date of closure of the transaction. When OMV acquired its interest in Borealis A/S, the gap between the date of the acquisition and initial consolidation resulted in differences in asset valuations, depending on the accounting basis. The difference is being amortized over the useful economic life of the assets which is 15 years. As a result of the application of SFAS 142 this item also reflects the positive effect of the reversal of goodwill amortization of EUR 2,669 thousand relating to further associates valued at equity (see Note 32).

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36 Severance payments, pensions and jubilee payments

Under ACC the Group provides for pension obligations, severance and jubilee payments according to actuarial principles, using the standard entry age method. Actuarial gains and losses are recognized in full as they arise.

Under US GAAP such provisions are calculated according to the projected unit credit method. Actuarial gains and losses that fall within a corridor defined as 10% of the greater of the projected benefit obligations or the market value of plan assets at the beginning of the year are not recognized. The excess actuarial gains and losses that fall outside this corridor are amortized over the average remaining service period of active employees participating in the plan. US GAAP also requires an additional minimum pension obligation to be recognized if the accumulated benefit obligation (ABO) exceeds the fair value of plan assets plus the existing accrued liability. If the additional obligation required to be recognized exceeds unrecognized prior service entitlement, the excess is recorded in other comprehensive income net of taxes. Under ACC the interest element of the pension charge is disclosed under financial items, whereas under US GAAP it would be reported under personnel expenses.

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37 Restructuring programs

Under ACC the Group records provisions for voluntary modifications to employees' remuneration agreements and for voluntary or involuntary separations if it is probable that these will give rise to expenses and the amounts can be reasonably estimated. Under US GAAP voluntary modifications to employees' remuneration arrangements are recognized if the employees concerned have accepted the Company's offer at balance sheet date. Provisions for voluntary severance payments in respect of involuntary separations are recognized if a detailed plan has been approved by management and communicated to the employees prior to balance sheet date.

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38 Other provisions

OMV has been applying SFAS 143, "Accounting for Asset Retirement Obligations", since January 1, 2003. Under ACC the cost of future decommissioning and restoration is accrued on a straight line basis and reported under a separate liability item.

SFAS 143 requires full provision to be recognized when the obligation is incurred by recording the future restoration expenses as a liability at fair value. The fair value of the retirement obligation is also capitalized as part of the book value of the long-lived asset. The calculation of the obligation is based on expected fair values rather than best estimates, which were previously generally used.

The capitalized asset is depreciated using the unit-of-production-method or on a straight line basis and the obligation is increased by the discount accreted at each balance sheet date until asset retirement.

In the reconciliation statement the changes in asset carrying values are reported under fixed assets, and those in the provisions under other provisions.

In the event of subsequent changes in estimated restoration costs only the effect of the change in present value is recognized in the period concerned. If the value increases it is depreciated over the remaining useful life of the asset, and if it decreases it is deducted from capitalized asset value.

The impact on income under US GAAP was EUR 0.2 million more than under ACC.

EUR 1,000	**December 31, 2004**
1. Capitalized asset retirement cost	
January 1, 2004	**69,550**
Additions	
New obligations	1,793
Revisions in estimates	5,278
Depreciation current period	(8,000)
Disposals	(5,453)
December 31, 2004	**63,168**
2. Provision for asset retirement and restoration cost	
January 1, 2004	**313,083**
New provisions	1,793
Revisions in estimates	5,278
Unwinding effect	9,734
Settlements	(12,697)
December 31, 2004	**317,191**
3. Accrued decommissioning and environmental expense (under ACC)	**312,105**[1]
4. Balance provision (US GAAP) and accrued ACC decommissioning cost (reconciliation)	**5,086**
US GAAP Reconciliation (capitalized cost and balance of provision)	**58,082**

[1] ACC amounts reduced by Petrom (EUR 961,284 thousand) and increased by other adjustments (EUR 2,870 thousand).

OMV also has an obligation to maintain strategic crude oil and petroleum product reserves in Austria, the size of which is based on the volumes imported in the past. Under ACC, OMV provides for the resultant future storage costs as of balance sheet date. Under US GAAP these storage costs do not qualify as a loss contingency and therefore are not recorded as provisions at the balance sheet date.

In connection with investments in captive insurance companies, there would be cancellation payments if memberships were terminated. As of the end of 2004, these payments would have amounted to EUR 11,857 thousand, and under US GAAP result in a charge against profits. Under ACC no provision is necessary, since there is no intention to withdraw from membership.

39 Foreign currency translation and transactions

Under ACC, foreign currency monetary items in the balance sheet are translated into the reporting currency using the lower of the transaction rate or the closing rate for assets and the higher of the two in the case of liabilities. As a result unrealized exchange gains are not recognized. Under US GAAP, monetary assets and liabilities are recorded at closing rates, and any resulting unrealized gains or losses are recognized in the income statement.

The USD bond issued in 2003 is recognized at the buying rate in the ACC statements. Valuation at the closing rate results in unrealized exchange gains of EUR 18,434 thousand, which are recognized in the US GAAP statements.

40 Securities

Under ACC, the Group recognizes debt and equity securities at the lower of cost or market value. The investment in MOL (a 10.04% interest) is recorded at cost. Under US GAAP these securities are classified as available for sale. Temporary decreases and all increases in fair value are not included under income but recognized under stockholders' equity. Others than temporary impairments are recognized in the income statement.

Own shares
Under ACC, own shares purchased are recorded under securities and investments at the lower of cost or market value, and any impairments are recognized in the income statement. Under US GAAP own shares are recorded as a deduction from stockholders' equity, and impairments of own shares are not charged to income.

41 Stock option plans

The stock option plans are largely accounted for at fair value in the ACC statements. Own shares acquired in connection with the stock option plans are not netted against stockholders' equity (see Note 40), and are stated at the lower of cost or market value. As they are repurchased shortly before implementation of the stock option plans, any increase in the fair value of the plans is offset by the rise in the value of the shares. A provision for compensation expense is only made if the fair value of the plans is not covered by the increase in the value of own shares. Compensation expense arising from the exercise of options is reported under personnel expenses. The related gains from the sale of the shares represent financial income.

Under US GAAP the stock option plans are accounted for based on APB Opinion No, 25 "Accounting for Stock Issued to Employees". Under APB 25, compensation expense is equal to the difference between the market price of the shares and the exercise price on the measurement date (the date on which both the number of shares the employee is entitled to receive and the option price is known). Because the options may be net settled, the measurement date corresponds to the exercise date. Furthermore, since exercise of the options is dependent on achieving a target share price, no compensation expense is recognized until the first date on which the options can be exercised.

Applying APB 25 the expense for the exercise and the valuation of the stock option plans 2000 and 2001 amounted to EUR 2,156 thousand in the year 2003. For the year 2004 the total compensation expense from the exercise and valuation of the stock option plans 2001 and 2002 (2000 already fully exercised) according to APB 25 was EUR 4,627 thousand. No compensation expense has been recognized to date in respect of the 2003 stock option plan. The impact on net income in comparison with ACC is that of an additional compensation expense of EUR 1,293 thousand (2003: EUR 532 thousand), or EUR 970 thousand (2003: EUR 351 thousand) after taxes.

If the compensation expense arising from the stock option plans had been determined in accordance with the method required by SFAS 123, "Accounting for Stock-Based Compensation". The Company's net income and earnings per share would have been reduced to the pro forma amounts set out below:

		2004	2003
Net income according to US GAAP		655,052	357,971
Compensation expense APB 25		970	—
Compensation expense SFAS 123		(218)	643
Pro forma basis of EPS according to US GAAP		**655,804**	**358,614**
Basis of EPS according to US GAAP in EUR 1,000	reported	655,052	357,971
	pro forma	655,804	358,614
Basic earnings per share in EUR	reported	24.31	13.33
	pro forma	24.34	13.35
Diluted earnings per share in EUR	reported	24.29	13.32
	pro forma	24.32	13.35

Supplementary US GAAP disclosures

42 Derivative instruments

Under ACC, provision is made for unrealized losses on derivative transactions not qualifying for hedge accounting. Unrealized gains are not recognized.

The OMV Group adopted SFAS 133 as of January 1, 2001. For the purposes of identifying embedded derivatives only contracts entered into or modified after January 1, 1999 were taken into account.

SFAS 133 requires measurement of all derivatives and embedded derivatives at fair value and establishes detailed rules for hedge accounting. OMV Group has no plans at present to adopt hedge accounting under this standard, and all derivatives have been therefore marked to market through income, resulting in a negative adjustment of EUR 25,550 thousand (2003: negative adjustment of EUR 1,054 thousand).

US GAAP Book value EUR 1,000	**2004**	2003
Derivative instruments as of December 31 – carrying amount under ACC	1,297	7,306
Reconciliation	(38,587)	(13,178)
Fair value as of December 31	**(37,290)**	**(5,872)**

43 Deferred taxes

The reconciliation of net income and stockholders' equity in respect of deferred taxes relates solely to the tax effects of the other US GAAP adjustments.

The deferred taxes relating to the corresponding balance sheet items (see Notes 9 and 46) are shown both for ACC and for US GAAP without netting-off of deferred tax assets and liabilities. In the balance sheet deferred tax assets and liabilities are netted off, in accordance with ACC. Under US GAAP netting is only permissible in respect of taxable items within the same tax jurisdiction and where the timing matches.

Supplementary US GAAP disclosures

44 Other comprehensive income

The following table sets out the disclosures required under US GAAP which are not included in the net income reconciliation:

EUR 1,000	Gross	Taxes	**2004** Net	Gross	Taxes	2003 Net
Foreign currency translation adjustments	(13,430)	—	(13,430)	(42,673)	—	(42,673)
Minimum pension liability adjustment	380	(13,899)	(13,519)	32,349	(11,091)	21,258
Unrealized gains (losses) on securities	285,652	(67,451)	218,201	16,234	(5,519)	10,715
Less reclassification adjustments	747	(187)	560	1,181	(402)	779
Other comprehensive income	**273,349**	**(81,537)**	**191,812**	**7,091**	**(17,012)**	**(9,921)**

The breakdown of accumulated other comprehensive income, net of tax, is as follows:

EUR 1,000	Dec. 31, 2004	Changes in 2004	Dec. 31, 2003	Changes in 2003	Jan. 1, 2003
Foreign currency translation adjustments	(74,571)	(13,430)	(61,141)	(42,673)	(18,468)
Minimum pension liability adjustment	(116,025)	(13,519)	(102,506)	21,258	(123,764)
Unrealized gains (losses) on securities	248,508	218,761	29,747	11,494	18,253
Accumulated other comprehensive income	**57,912**	**191,812**	**(133,900)**	**(9,921)**	**(123,979)**

45 Severance payments, pensions and jubilee payments

Severance payments
Employees of Austrian companies in the Group are entitled to receive severance payments upon termination of employment or on reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Agrolinz Melamine International Italia S.r.l. operates defined contribution plans for severance payments to its employees. The payments are due upon termination of employment.

Pensions
There are defined benefit plans for 17% of the workforce (without Petrom) and defined contribution plans for 52%. The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased securities to fund part of the obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. These pension plans are non-contributory. In the case of the defined contribution plans the reported expense corresponds to the contributions payable for the period.

Jubilee payments
In certain industries in Austria and Germany employees are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.
The measurement date used for the actuarial calculations is December 31.

The following table shows the status of the **main defined benefit plans**:

	Pension plans		Severance payments, jubilee payments and special termination benefits	
EUR 1,000	**2004**	2003	**2004**	2003
Projected benefit obligation as of January 1	1,068,344	1,091,459	373,493	333,420
Foreign currency translation differences	—	—	1,195	12
Accrued benefit obligation	6,241	7,167	11,025	7,232
Interest cost	49,796	50,941	16,761	14,781
Cost of special termination benefits	—	—	46,314	66,016
Benefits paid	(62,490)	(62,310)	(55,366)	(50,960)
Actuarial (gain) loss for the period	18,097	(18,913)	(11,045)	2,992
Changes in the consolidated Group	137	—	30,337	—
Projected benefit obligation as of December 31	**1,080,125**	**1,068,344**	**412,714**	**373,493**
Change in plan assets:				
Plan assets as of January 1	306,787	280,207	—	—
Return on plan assets	26,500	36,730	—	—
Benefits paid	(13,092)	(12,633)	—	—
Employer's contributions	26,959	2,483	—	—
Plan assets as of December 31	**347,154**	**306,787**	**—**	**—**

EUR 1,000	Pension plans 2004	2003	Severance payments, jubilee payments and special termination benefits 2004	2003
Status of financing	732,971	761,557	412,714	373,493
Unrealized actuarial gain (loss) on PBO[1]	(173,693)	(135,360)	43,948	16,234
Unrealized actuarial gain (loss) on plan assets	(25,455)	(64,161)	—	—
Provision according to US GAAP before AML[2]	**533,823**	**562,036**	**456,663**	**389,727**
Additional minimum pension liability	154,950	155,330	—	—
Provision according to US GAAP after AML[2]	**688,773**	**717,366**	**456,663**	**389,727**

[1] Projected benefit obligation
[2] Additional minimum liability

Changes in the consolidated Group related mainly to the acquisition of Petrom.

The **projected benefit obligation** at December 31:

EUR 1,000	Pension plans 2004	2003	Severance payments, jubilee payments and special termination benefits 2004	2003
Accumulated benefit obligation	**1,030,635**	**1,018,777**	**350,075**	**327,280**
Future salary increases	49,490	49,567	62,639	46,213
Projected benefit obligation	**1,080,125**	**1,068,344**	**412,714**	**373,493**

The projected benefit obligation includes special termination benefits amounting to EUR 220,283 thousand (2003: EUR 214,344 thousand).

Periodic pension expense, cost of severance and jubilee payments under US GAAP:

EUR 1,000	Pension plans 2004	2003	Severance payments, jubilee payments and special termination benefits 2004	2003
Accrued benefit obligation	6,241	7,167	11,025	7,232
Interest cost	49,796	50,941	16,761	14,781
Expected return on plan assets	(22,257)	(26,383)	—	—
Amortization of actuarial (gains) losses	14,227	2,246	16,670	(5,699)
Cost of one-time settlements and special termination benefits	—	—	46,314	66,016
Net pension expense	**48,007**	**33,971**	**90,770**	**82,330**
Defined contribution plans	8,143	7,426	—	—
Total pension expense	**56,150**	**41,397**	**90,770**	**82,330**

The "Cost of one-time settlements and special termination benefits" item chiefly relates to the voluntary personnel reduction plans operated by OMV Exploration & Production GmbH, OMV Austria Exploration & Production GmbH, OMV Refining & Marketing GmbH, OMV Solutions GmbH and OMV Gas GmbH.

The average remaining lifespan of accrued pension entitlements for OMV Aktiengesellschaft and its business holding companies is projected at 12 years (30% of total projected entitlements in the Group). The remaining lifespan of entitlements to pensions under the OMV Deutschland GmbH plan (representing 11% of total projected entitlements in the Group) averages 15 years. Average projected remaining life spans or periods of service of between three and 24 years are applied to all other plans.

Assumptions made in calculating projected performance-related entitlements as of December 31:

		Pension plans		Severance and jubilee payments
	2004	2003	**2004**	2003
Discount rate	4.80 %	4.80 %	4.80 %	4.80 %
Salary increases	3.85 %	3.85 %	3.85 %	3.85 %
Rate of inflation	1.80 %	1.80 %	—	—

Assumptions made in calculating pension expense as of December 31:

		Pension plans		Severance and jubilee payments
	2004	2003	**2004**	2003
Discount rate	4.80 %	4.80 %	4.80 %	4.80 %
Long-term return on plan assets	6.00 %	7.00 %	—	—
Salary increases	3.85 %	3.85 %	3.85 %	3.85 %

Investment of plan assets as of December 31:

		2004		2003
	VRG IV	VRG VI	VRG IV	VRG VI
Equity securities	32.90 %	34.90 %	34.70 %	31.80 %
Debt securities	66.90 %	64.30 %	65.20 %	68.10 %
Other	0.20 %	0.80 %	0.10 %	0.10 %
Total	**100.00 %**	**100.00 %**	**100.00 %**	**100.00 %**

As of December 31, 2004 both asset allocation and risk groups (VRG) were invested in mixed funds, which in turn invested in equity funds and bonds funds. VRG IV was 33 % invested in international equities and 67 % in bonds, and VRG VI 35 % in international equities and 65 % in bonds. This asset allocation has regularly allowed the VRGs to achieve their target rate of return of 6.5 %, except in years marked by extreme behavior of the capital markets.

Target allocation of plan assets	VRG IV	VRG VI
Equity securities	35.00 %	45.00 %
Debt securities	65.00 %	55.00 %
Total	**100.00 %**	**100.00 %**

Investment policies aim to achieve an optimum portfolio structure and to ensure that existing entitlements are covered at all times. The investment of plan assets is governed by section 25 Austrian Pension Fund Act and the Investment Fund Act. In addition, the investment guidelines of APK-Pensionskassen AG regulate the spread of asset allocation, the use of umbrella funds and the selection of fund managers. The use of new instruments or the extension of the range of funds employed requires the approval of the APK-Pensionskassen AG management board. Diversification is global for both equity and debt securities, however most of the debt securities are euro-denominated.

For 2005, earnings related contributions of EUR 6.5 million to the pension fund are planned.

Projected payments to beneficiaries of defined benefit plans as follows for the period 2005 to 2014:

Pensions EUR 1,000	
2005	64,152
2006	65,239
2007	66,531
2008	67,287
2009	67,544
2010–2014	343,067

46 Taxes on income

Deferred tax assets adjusted for US GAAP comprise:

EUR 1,000	**2004**	[thereof short term]	2003	[thereof short term]
Intangible fixed assets	12,391	[—]	9,450	[—]
Tangible fixed assets	19,515	[—]	9,361	[—]
Financial assets	17,134	[—]	10,343	[—]
Deferred PRT assets	30,407	[—]	26,414	[—]
Inventories	23,065	[21,595]	41,802	[39,140]
Accounts receivable and other assets	9,833	[9,833]	2,419	[2,419]
Provisions for pensions and severance payments	101,701	[—]	126,036	[212]
Other provisions	101,507	[3,109]	90,226	[6,371]
Liabilities	159,700	[395]	656	[34]
Other deferred taxes	27,047	[132]	30,907	[254]
Tax loss carry forwards	117,860	[4,220]	123,490	[3,207]
Total (before valuation allowances)	**620,160**	**[39,284]**	**471,103**	**[51,637]**

Deferred tax liabilities adjusted for US GAAP comprise:

EUR 1,000	**2004**	[thereof short term]	2003	[thereof short term]
Intangible fixed assets	2,432	[—]	3,375	[—]
Tangible fixed assets	369,098	[—]	310,432	[—]
Financial assets	103,513	[84,902]	39,191	[18,961]
Corporation tax on deferred PRT assets	11,882	[—]	10,244	[—]
Inventories	8,042	[8,042]	3	[—]
Accounts receivable and other assets	7,651	[7,651]	5,911	[5,911]
Untaxed reserves	74,007	[—]	23,702	[—]
Reversal of other provisions	154	[—]	—	[—]
Liabilities	10,085	[8,839]	8,008	[178]
Other	119,548	[1,288]	53,696	[1,846]
Total	**706,412**	**[110,722]**	**454,562**	**[26,896]**

Reconciliation of the effective income tax rate on an ACC basis with US GAAP is as follows:

	2004	2003
Effective income tax rate under ACC (see Note 20)	**32.7 %**	**34.1 %**
Tax effect of US GAAP adjustments	(3.2) %	(5.2) %
Effective income tax rate under US GAAP	**29.5 %**	**28.9 %**

47 Securities

Under ACC other investments are reported under financial assets, and securities and equity interests under financial assets or current assets.

The Group has classified none of its securities as trading securities. Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are not included under income until realized, but are shown as an adjustment to stockholders' equity.

The book value, unrealized gains and losses, and the fair market value by class of available-for-sale securities are as follows:

EUR 1,000	Book value per consolidated financial statements	Reversal of impairment and amortization-of premiums	Unrealized gains	Unrealized losses	Fair value
December 31, 2004					
Other investments	225,907	—	335,520	—	561,427
Mutual funds	128,452	7,808	4,086	(7,808)	132,538
Austrian government bonds	18,063	302	—	(302)	18,063
Corporate bonds	7	—	—	—	7
Total	**372,429**	**8,110**	**339,606**	**(8,110)**	**712,035**
December 31, 2003					
Other investments	183,614	—	53,108	—	236,722
Mutual funds	120,016	10,527	2,287	(10,529)	122,301
Austrian government bonds	14,534	—	375	—	14,909
Corporate bonds	7	—	—	—	7
Foreign bonds	15,414	604	—	(604)	15,414
Total	**333,585**	**11,131**	**55,770**	**(11,133)**	**389,353**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 2004 were as follows:

		2004
EUR 1,000	Book value	Fair value
Between 1 and 5 years	12,352	12,352

As a general rule, fluctuations in fair value are not recognized (unrealized gains and losses are not included in income).

The mutual fund debt securities have an average maturity of approximately 4.5 years. The proceeds from the sale of available-for-sale securities in 2004 were EUR 38,052 thousand (2003: EUR 34,910 thousand). Under US GAAP there was a realized pretax loss of EUR 1,205 thousand (2003: EUR 1,540 thousand). Realized gains before tax under US GAAP were EUR 836 thousand (2003: EUR 918 thousand). Gains or losses on disposal were calculated using the average cost method.

48 Changes in valuation

Due to the change in treatment of the cost of comprehensive upgrading of large-scale plants made in 1999 (change from the provision to the component depreciation method – see Note 2 a) under US GAAP a cumulative catch-up adjustment was made for the capitalization of plant turnarounds which had already taken place by the time of the changeover. This was not permissible under ACC. The resultant increase in depreciation as compared to ACC amounted to EUR 186 thousand in 2003. In 2004 no further depreciation under this heading was required.

The ACC accounting rules for slow moving materials and supplies have been changed (see Note 6). The write-ups resulting from the restatement of accounts to reflect the change in ACC valuation methods are not permissible under US GAAP. In 2004 the prospective approach required by US GAAP resulted in the reversal of EUR 5,053 thousand in revaluations; this will be offset in future inventory turnover.

49 Increase of capital stock

Related to the issuance of 3,000,000 common shares expenses of the capital increase of EUR 22,627 thousand (EUR 14,934 thousand net of tax) were charged against income of the year under Austrian GAAP (see Note 8). Under US GAAP these costs are expensed, but must be deducted from the proceeds received. Therefore this transaction does not result in a change in total equity.

The convertible bond issued (see Note 8) included an equity component amounting to EUR 35,921 thousand, which under ACC is included under capital reserves. Under APB 14, „Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", this component of the convertible loan must be shown as a liability. In the US GAAP financial statements this entry, together with the discount on issue written off under interest expense (see Note 12) of EUR 417 thousand in the ACC financial statements, was reversed.

50 Differences in allocations of items in the statement of income and in the statement of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, were reported in the consolidated statement of cash flows as financing cash flows. US GAAP requires these cash flows to be shown as operating cash flows. In the ACC financial statements the interest component of the pension provisions is reported as interest expense (see Note 19), while under US GAAP it would be necessary to report it under personnel expenses.

In full US GAAP financial statements the effects of accounting changes would be disclosed net of taxes as a separate item immediately ahead of net income for the year. The actual effects of the adoption of SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets" are discussed in Notes 32 and 35 to the reconciliation. The definition of extraordinary income and expenses is considerably broader under ACC than under US GAAP. The above two issues did not necessitate any other different classifications in 2004 or 2003.

Included within cash and cash equivalents under ACC is EUR 830,598 thousand, which is held by Petrom. Pursuant to the acquisition agreement with the Romanian government, this amount may only be used to fund the operations of Petrom. Under US GAAP this amount would be excluded from cash and cash equivalents and included within investing activities.

51 Disclosures related to material business combinations

As disclosed in Note 4, OMV made a significant acquisition during 2004, purchasing 51% of the shares in Petrom. The acquisition of this majority interest in Petrom took place on December 14, 2004.

In accordance with ACC, OMV has accounted for its minority interest in Petrom based on the fair value of the assets and liabilities on the date of acquisition. The accounting treatment under IFRS 3, "Business Combinations", is in this respect the same as in the ACC financial statements.

US GAAP requires a partial step-up in the net assets acquired, whereby the net assets are adjusted to fair value to the extent of the interest acquired. Thus Petrom's net assets would under US GAAP be reported at 51% of fair value plus 49% of historical cost. As a result, the minority interest in Petrom would be recognized based on historical cost under US GAAP. This difference does not impact net income or stockholders' equity under US GAAP, although it does affect the amounts of individual items in the reconciliations. Furthermore, the amounts presented in Note 38 (Other provisions), Note 45 (Severance payments, pensions and jubilee payments) and Note 46 (Taxes on income) reflect the full fair values of the assets and liabilities acquired rather than the partial stepup.

In accordance with EU Regulations, OMV Group will adopt International Financial Reporting Standards (IFRS) for its consolidated accounts with effect from January 1, 2005 and will prepare its financial statements for the year to December 31, 2005 in accordance with IFRS. Following the adoption of IFRS, OMV will cease to reconcile its consolidated financial statements to US GAAP.

The information necessary to account for the Petrom acquisition in accordance with US GAAP is not readily available within OMV's reporting deadlines. Furthermore, in view of the plans to discontinue reporting in accordance with US GAAP, the time and the expense needed to acquire the information outweighs any resulting benefits to the shareholders.

52 Change in reporting standards

For about 10 years OMV has provided a US GAAP reconciliation besides its primary group financial statements prepared in accordance with ACC. This reconciliation contained the main valuation differences between Austrian GAAP and US GAAP and its effects on stockholders' equity and net income. As a company located in the EU, OMV will change its primary reporting from 2005 onwards and will present its financial statements in accordance with International Financial Reporting Standards (IFRS). Like US GAAP, IFRS are accounting standards of high quality and acceptance. Accordingly, following the consolidated adoption of IFRS, OMV will cease to reconcile its financial statements to US GAAP.

For the same reason the explanation of impacts of recently issued, but not yet adopted accounting pronouncements is omitted.

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

53 Supplementary oil and gas disclosures (unaudited)

Petrom:	Romania, Kazakhstan (since 2004)
Rest of Europe:	Albania, Bulgaria (since 2003), Germany (since 2003), United Kingdom, Ireland
Africa:	Libya, Sudan (sold 2004), Tunisia (since 2003)
Middle East:	Iran, Qatar (since 2003), Pakistan, Yemen
Southeast Asia:	Australia, New Zealand, Vietnam
South America:	Ecuador (since 2003), Venezuela (since 2003)

The figures relating to Petrom represent 100% of Petrom's assets as a result of being fully consolidated on OMV holding 51% of Petrom's shares.

The following tables include rounding differences.

a) Capitalized costs

Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

EUR 1,000	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
2004								
Unproved oil and gas properties	—	—	47,258	—	11,264	206,075	—	**264,597**
Proved oil and gas properties	761,873	1,544,840	573,919	680,064	90,497	176,795	83,781	**3,911,769**
Total	**761,873**	**1,544,840**	**621,177**	**680,064**	**101,761**	**382,870**	**83,781**	**4,176,366**
Accumulated depreciation	(627,139)	—	(424,972)	(313,086)	(19,045)	(163,026)	(34,637)	**(1.581.904)**
Net capitalized costs	**134,734**	**1,544,840**	**196,206**	**366,979**	**82,716**	**219,844**	**49,144**	**2,594,462**
2003								
Unproved oil and gas properties	—	—	36,642	10,167	5,704	176,185	—	**228,698**
Proved oil and gas properties	746,171	—	597,600	692,705	90,934	171,042	89,646	**2,388,098**
Total	**746,171**	**—**	**634,242**	**702,872**	**96,638**	**347,227**	**89,646**	**2,616,796**
Accumulated depreciation	(608,454)	—	(430,495)	(329,090)	(8,470)	(117,652)	(3,643)	**(1,497,804)**
Net capitalized costs	**137,717**	**—**	**203,747**	**373,782**	**88,168**	**229,575**	**86,003**	**1,118,992**
2002								
Unproved oil and gas properties	—	—	35,162	8,285	414	61,821	—	**105,682**
Proved oil and gas properties	742,463	—	681,133	515,825	62,970	146,741	—	**2,149,132**
Total	**742,463**	**—**	**716,295**	**524,110**	**63,384**	**208,562**	**—**	**2,254,814**
Accumulated depreciation	(589,200)	—	(461,998)	(304,448)	(2,914)	(79,777)	—	**(1,438,337)**
Net capitalized costs	**153,263**	**—**	**254,297**	**219,662**	**60,470**	**128,785**	**—**	**816,477**

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities. Costs incurred in foreign currencies have been converted using the average exchange rate of the year:

EUR 1,000	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
2004								
Acquisition of proved properties	—	1,544,840	—	—	—	—	—	**1,544,840**
Acquisition of unproved properties	—	—	—	—	—	(41)	—	**(41)**
Decommissioning costs	7,140	—	—	—	—	—	—	**7,140**
Exploration costs[1]	15,889	—	32,443	(87,470)	18,252	10,205	10	**(10,671)**
Development	43,087	—	28,032	30,843	5,967	27,157	3,282	**138,359**
Costs incurred	**66,116**	**1,544,840**	**60,475**	**(56,637)**	**24,219**	**37,322**	**3,292**	**1,679,627**
2003								
Acquisition of proved properties	—	—	7,000	84,000	7,000	—	70,000	**168,000**
Acquisition of unproved properties	—	—	—	—	3,000	93,495	—	**96,495**
Decommissioning costs	5,757	—	—	1,674	—	—	—	**7,431**
Exploration costs	23,111	—	26,242	24,974	11,258	6,707	760	**93,052**
Development	41.490	—	36,177	44,722	24,818	21,527	32,736	**201,470**
Costs incurred	**70.358**	**—**	**69,419**	**155,370**	**46,076**	**121,729**	**103,496**	**566,448**
2002								
Acquisition of proved properties	—	—	—	—	—	35,115	—	**35,115**
Acquisition of unproved properties	—	—	29,851	—	—	5,971	—	**35,822**
Decommissioning costs	4,549	—	—	—	—	—	—	**4,549**
Exploration costs	18,447	—	16,191	13,370	9,462	14,117	—	**71,587**
Development	34,394	—	35,631	19,436	36,069	28,005	—	**153,535**
Costs incurred	**57,390**	**—**	**81,673**	**32,806**	**45,531**	**83,208**	**—**	**300,608**

[1] Proceeds of the Sudan assets sale amounting to EUR 105.6 million have been netted-off within against exploration costs. Actual past costs incurred in Sudan amount to EUR 57.23 million.

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

EUR 1,000	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
2004								
Sales to unaffiliated parties	—	—	125,226	67,658	67,554	60,560	43,130	**364,128**
Intercompany sales and sales to affiliated parties	304,768	—	—	252,040	—	—	—	**556,808**
Result from asset sales[1]	—	—	—	96,724	—	652	(1,480)	**95,896**
	304,768	**—**	**125,226**	**416,422**	**67,554**	**61,211**	**41,650**	**1,016,831**
Production costs	(94,215)	—	(20,142)	(47,838)	(8,606)	(19,295)	(17,152)	**(207,248)**
Royalties	(23,075)	—	—	(8,077)	(6,828)	(2,260)	—	**(40,240)**
Exploration expenses	(12,083)	—	(18,821)	(18,293)	(12,277)	(9,431)	(10)	**(70,915)**
Depreciation and non-scheduled depreciation[2]	(25,285)	—	(34,499)	(40,200)	(12,444)	(50,041)	(34,670)	**(197,139)**
Other costs	212	—	(4,084)	3,191	(1,221)	(3,844)	420	**(5,325)**
	(154,446)	**—**	**(77,545)**	**(111,217)**	**(41,377)**	**(84,871)**	**(51,412)**	**(520,868)**
Results before income tax	**150,322**	**—**	**47,681**	**305,206**	**26,177**	**(23,659)**	**(9,762)**	**495,964**
Income tax[3]	(50,143)	—	(21,024)	(71,400)	1,291	29	(5,571)	**(146,818)**
Results from oil and gas properties	**100,179**	**—**	**26,657**	**233,806**	**27,468**	**(23,630)**	**(15,333)**	**349,146**
Storage fee[4]	43,779	—	—	—	—	—	—	**43,779**
2003								
Sales to unaffiliated parties	—	—	121,411	70,077	35,769	56,731	46,414	**330,402**
Intercompany sales and sales to affiliated parties	301,230	—	—	191,333	—	—	—	**492,563**
Result from asset sales[1]	—	—	—	278	—	2,640	—	**2,918**
	301,230	**—**	**121,411**	**261,688**	**35,769**	**59,371**	**46,414**	**825,883**
Production costs	(79,619)	—	(27,345)	(45,292)	(5,789)	(25,432)	(18,737)	**(202,214)**
Royalties	(22,396)	—	(460)	(9,507)	(3,453)	(1,932)	—	**(37,748)**
Exploration expenses	(15,470)	—	(23,282)	(16,720)	(10,148)	(6,649)	(760)	**(73,029)**
Depreciation and non-scheduled depreciation[2]	(28,308)	—	(47,036)	(40,564)	(6,778)	(29,138)	(3,685)	**(155,509)**
Other costs	(437)	—	(9,757)	(7,090)	(3,453)	(4,243)	(113)	**(25,093)**
	(146,230)	**—**	**(107,880)**	**(119,173)**	**(29,621)**	**(67,394)**	**(23,295)**	**(493,593)**
Results before income tax	**155,000**	**—**	**13,531**	**142,515**	**6,148**	**(8,023)**	**23,119**	**332,290**
Income tax[3]	(52,700)	—	(18,462)	(36,721)	(7,439)	—	(2,000)	**(117,322)**
Results from oil and gas properties	**102,300**	**—**	**(4,931)**	**105,794**	**(1,291)**	**(8,023)**	**21,119**	**214,968**
Storage fee[4]	46,510	—	—	—	—	—	—	**46,510**

EUR 1,000	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
2002								
Sales to unaffiliated parties	—	—	128,346	—	12,224	32,099	—	**172,669**
Intercompany sales and sales to affiliated parties	282,843	—	—	206,488	—	—	—	**489,331**
Result from asset sales [1]	—	—	—	—	—	4,061	—	**4,061**
	282,843	**—**	**128,346**	**206,488**	**12,224**	**36,160**	**—**	**666,061**
Production costs	(82,020)	—	(31,278)	(28,224)	(5,261)	(14,461)	—	**(161,244)**
Royalties	(21,359)	—	1,964	(11,481)	(1,291)	(692)	—	**(32,859)**
Exploration expenses	(14,177)	—	(12,548)	(11,426)	(9,043)	(14,130)	—	**(61,324)**
Depreciation and non-scheduled depreciation	(26,942)	—	(39,414)	(28,272)	(1,810)	(7,421)	—	**(103,859)**
Other costs	37	—	(40)	(9,132)	9	(3,193)	—	**(12,319)**
	(144,461)	**—**	**(81,316)**	**(88,535)**	**(17,396)**	**(39,897)**	**—**	**(371,605)**
Results before income tax	**138,382**	**—**	**47,030**	**117,953**	**(5,172)**	**(3,737)**	**—**	**294,456**
Income tax[3]	(47,050)	—	(31,157)	(33,325)	—	—	—	**(111,532)**
Results from oil and gas properties	**91,332**	**—**	**15,873**	**84,628**	**(5,172)**	**(3,737)**	**—**	**182,924**
Storage fee[4]	48,561	—	—	—	—	—	—	**48,561**

[1] The results from asset sales in 2002 and 2003 were the net results of farm-outs made in offshore gas joint ventures in Australia and New Zealand. In 2004 this item contains the sale of the Sudan assets as well as the sale of the Venezuelan Cabimas field.
[2] 2003: The Rest of Europe caption contains write-offs for fields in Albania and Ireland of about EUR 7 million and in the Southeast Asia caption for fields in Australia of about EUR 5 million. 2004: The South America and South East Asia captions contain write-offs in Ecuador (EUR 20 million) and Australia (EUR 26 million) respectively.
[3] Income tax does not include deferred taxes. Income tax in the Rest of Europe includes corporation tax and petroleum revenue tax (PRT). The PRT liability arises from the net cash flow of several producing fields in the United Kingdom. Income tax in Africa includes amounts payable under a tax-paid cost (TPC) system for certain OMV interests in Libya and field specific taxes in Tunisia, which are not fully related to profits.
[4] Intersegmental rental fee before taxes received from the Gas segment for providing cushion gas to gas storage reservoirs.

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

Crude oil and NGL in mn bbl	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Proved developed and undeveloped reserves as of January 1, 2002	**64.6**	**—**	**28.4**	**77.5**	**—**	**2.5**	**—**	**173.0**
Revisions of previous estimates	3.8	—	0.7	6.7	—	0.5	—	**11.7**
Purchases	—	—	—	—	—	2.0		**2.0**
Extensions and discoveries	0.7	—	2.2	3.2	—	—	—	**6.1**
Production	(6.8)	—	(4.4)	(7.4)	—	(0.9)	—	**(19.5)**
Proved developed and undeveloped reserves as of December 31, 2002	**62.3**	**—**	**26.9**	**80.0**	**—**	**4.10**	**—**	**173.3**
Revisions of previous estimates	5.6	—	3.6	2.0	0.1	0.3	—	**11.6**

in mn bbl	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Purchases	—	—	0.1	30.1	2.2	—	44.9	**77.3**
Extensions and discoveries	2.0	—	—	0.8	—	—	0.4	**3.2**
Production	(6.7)	—	(4.2)	(11.8)	(0.4)	(1.4)	(3.9)	**(28.4)**
Proved developed and undeveloped reserves as of December 31, 2003	**63.2**	**—**	**26.4**	**101.1**	**1,9**	**3.0**	**41.4**	**237.0**
Revisions of previous estimates	2.1	—	1.6	8.6	—	0.3	0.6	**13.2**
Purchases	—	616.8	—	—	—	—	—	**616.8**
Disposals	—	—	—	—	—	—	(20.3)	**(20.3)**
Extensions and discoveries	1.5	—	—	1.4	—	5.3	—	**8.2**
Production	(6.6)	—	(3.7)	(11.7)	(0.4)	(1.1)	(4.3)	**(27.7)**
Proved developed and undeveloped reserves as of December 31, 2004	**60.3**	**616.8**	**24.3**	**99.4**	**1.5**	**7.5**	**17.5** [1]	**827.2**
Proved developed reserves:								
as of December 31, 2002	51.8	—	20.3	66.4	—	3.6	—	**142.1**
as of December 31, 2003	50.2	—	21.6	88.2	1.9	2.6	40.7	**205.2**
as of December 31, 2004	50.4	432.6	21.5	85.3	1.5	1.9	15.6	**608.8**

[1] This amount includes 3.27 million barrels corresponding to the baseline production to be earned under an extraction service contract.

Natural gas in bcf	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Proved developed and undeveloped reserves as of January 1, 2002 [1]	**585.0**	**—**	**71.9**	**—**	**269.5**	**78.4**	**1,004.8**
Revisions of previous estimates	11.6	—	(6.4)	—	38.5	1.5	**45.2**
Disposals	—	—	—	—	—	22.5	**22.5**
Extensions and discoveries	8.3	—	3.4	—	—	0.6	**12.3**
Production	(43.7)	—	(8.6)	—	(6.1)	(7.2)	**(65.6)**
Proved developed and undeveloped reserves as of December 31, 2002 [1]	**561.2**	**—**	**60.3**	**—**	**301.9**	**95.8**	**1,019.2**
Revisions of previous estimates	5.7	—	7.0		65.1	0.1	**77.9**
Purchases	—	—	—	19.6	—	—	**19.6**
Extensions and discoveries	13.2	—	—	—	—	—	**13.2**
Production	(45.9)	—	(9.8)	—	(17.2)	(18.2)	**(91.1)**
Proved developed and undeveloped reserves as of December 31, 2003 [1]	**534.2**	**—**	**57.5**	**19.6**	**349.8**	**77.7**	**1,038.8**
Revisions of previous estimates	39.2	—	1.9	—	—	(3.4)	**37.7**
Purchases	—	2,446.4	—	—	—	—	**2,446.4**
Extensions and discoveries	3.2	—	—	—	—	75.8	**78.9**
Production	(46.5)	—	(9.9)	—	(36.8)	(16.1)	**(109.3)**
Proved developed and undeveloped reserves as of December 31, 2004 [1]	**530.1**	**2,446.4**	**49.5**	**19.6**	**313.1**	**134.0**	**3,492.6**
Proved developed reserves:							
as of December 31, 2002	505.5	—	52.4	—	80.9	85.5	**724.3**
as of December 31, 2003	436.9	—	45.8	—	280.8	67.4	**830.9**
as of December 31, 2004	444.9	2,167.4	42.9	—	244.0	50.7	**2,950.0**

[1] including approximately 108 bcf of cushion gas held in storage reservoirs

e) Standardized measure of discounted future net cash flows
The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities, including cushion gas held in storage reservoirs - assuming that the future production is sold at year-end prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation.

Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities - assuming year-end costs continue without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

EUR 1,000	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
2004								
Future cash inflows	3,432,525	20,410,892	861,265	2,816,848	554,545	588,899	273,066	**28,938,041**
Future production and decommissioning costs	(1,346,528)	(12,064,851)	(238,483)	(509,204)	(131,574)	(266,049)	(123,982)	**(14,680,672)**
Future development costs	(55,969)	(2,141,292)	(40,841)	(134,486)	(3,209)	(101,559)	(6,604)	**(2,483,960)**
Future net cash flows, before income taxes	**2,030,028**	**6,204,749**	**581,941**	**2,173,158**	**419,762**	**221,291**	**142,481**	**11,773,410**
Future income taxes	(507,507)	(938,376)	(223,320)	(403,326)	(70,706)	(76,698)	(8,796)	**(2,228,728)**
Future net cash flows, before discount	**1,522,521**	**5,266,372**	**358,621**	**1,769,832**	**349,056**	**144,593**	**133,685**	**9,544,681**
10% annual discount for estimated timing of cash flows	(667,734)	(2,405,415)	(81,777)	(607,434)	(120,432)	(61,958)	(46,004)	**(3,990,756)**
Standardized measure of discounted future net cash flows	**854,787**	**2,860,957**	**276,844**	**1,162,398**	**228,624**	**82,635**	**87,680**	**5,553,925**
2003								
Future cash inflows	3,426,719	—	670,640	2,256,201	597,310	149,058	299,947	**7,399,875**
Future production and decommissioning costs	(1,452,557)	—	(188,062)	(652,387)	(170,541)	(133,055)	(216,673)	**(2,813,275)**
Future development costs	(84,413)	—	(51,231)	(102,277)	(19,610)	(31,783)	(11,172)	**(300,486)**
Future net cash flows, before income taxes	**1,889,749**	**—**	**431,347**	**1,501,537**	**407,159**	**(15,780)**	**72,102**	**4,286,114**
Future income taxes	(453,713)	—	(135,486)	(172,077)	(50,955)	—	(5,832)	**(818,063)**
Future net cash flows, before discount	**1,436,036**	**—**	**295,861**	**1,329,460**	**356,204**	**(15,780)**	**66,270**	**3,468,051**

EUR 1,000	Austria	Petrom	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
10% annual discount for estimated timing of cash flows	(669,223)	—	(80,054)	(455,203)	(117,170)	25,765	(17,921)	**(1,313,806)**
Standardized measure of discounted future net cash flows	**766,813**	**—**	**215,807**	**874,257**	**239,034**	**9,985**	**48,349**	**2,154,245**
2002								
Future cash inflows	3,201,495	—	817,329	1,960,784	584,880	198,736	—	**6,763,224**
Future production and decommissioning costs	(1,494,157)	—	(177,720)	(378,999)	(151,514)	(151,610)	—	**(2,354,000)**
Future development costs	(190,883)	—	(48,216)	(51,519)	(34,048)	(17,203)	—	**(341,869)**
Future net cash flows, before income taxes	**1,516,455**	**—**	**591,393**	**1,530,266**	**399,318**	**29,923**	**—**	**4,067,355**
Future income taxes	(409,847)	—	(163,580)	(175,398)	(85,377)	(10,335)	—	**(844,537)**
Future net cash flows, before discount	**1,106,608**	**—**	**427,813**	**1,354,868**	**313,941**	**19,588**	**—**	**3,222,818**
10% annual discount for estimated timing of cash flows	(493,636)	—	(129,471)	(528,412)	(120,747)	25,757	—	**(1,246,509)**
Standardized measure of discounted future net cash flows	**612,972**	**—**	**298,342**	**826,456**	**193,194**	**45,345**	**—**	**1,976,309**

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

EUR 1,000	**2004**	2003	2002
Beginning of year	**2,154,245**	**1,976,309**	**1,530,794**
Oil and gas sales and transfers produced, net of production costs	(614,640)	(566,701)	(500,754)
Net change in prices and production costs	929,977	50,536	626,666
Net change due to purchases and sales of minerals in place	3,372,407	139,846	27,843
Net change due to extensions and discoveries	131,311	73,217	74,055
Development and decommissioning costs incurred during the period	105,415	180,529	150,598
Changes in estimated future development and decommissioning costs	(34,220)	(16,153)	(151,268)
Revisions of previous reserve estimates	221,429	309,236	178,416
Accretion of discount	187,663	165,985	130,209
Net change in income taxes	(816,963)	26,086	34,036
Other[1]	(82,698)	(184,645)	(124,286)
End of year	**5,553,925**	**2,154,245**	**1,976,309**

[1] The caption "Other" represents the impact of movements in exchange rates versus the euro.

Vienna, March 11, 2005

The Executive Board

Five-year summary

in EUR mn	**2004**	2003	2002	2001	2000
Sales (excluding excise petroleum tax)	9,880	7,644	7,079	7,736	7,455
Earnings before interest and tax (EBIT)	926	644	495	610	491
Income from ordinary activities	954	596	474	570	453
Taxes on income	(312)	(203)	(152)	(188)	(130)
Net income for the year	**642**	**393**	**322**	**382**	**323**

in EUR mn	**2004**	2003	2002	2001	2000
Intangible assets	209	160	138	131	116
Tangible assets	6,718	3,858	3,140	2,923	2,946
Financial assets	1,242	1,185	976	929	867
Fixed assets	**8,170**	**5,204**	**4,254**	**3,983**	**3,929**
Inventories	1,150	707	459	386	423
Accounts receivable and other assets	2,069	1,237	1,049	1,020	1,112
Cash in hand, checks and cash at bank, securities	1,482	342	214	229	171
Current assets	**4,701**	**2,286**	**1,722**	**1,635**	**1,705**
Capital stock	218	196	196	196	196
Capital reserves	1,089	418	418	418	418
Revenue reserves	2,436	1,925	1,664	1,485	1,209
Reserves for own shares	15	12	12	9	6
Minority interests	1,492	26	27	24	23
Unappropriated income	131	108	94	116	116
Stockholders´ equity	**5,381**	**2,685**	**2,411**	**2,248**	**1,968**
Provisions	**1,399**	**1,049**	**1,118**	**1,052**	**1,120**
Loans	1,177	503	—	—	—
Amounts due to banks	1,029	903	673	605	731
Accounts payable from trade	1,183	846	629	622	688
Other liabilities	1,030	750	604	583	993
Liabilities	**4,418**	**3,002**	**1,906**	**1,810**	**2,412**
Balance sheet total	**12,950**	**7,517**	**6,149**	**5,772**	**5,834**

in EUR mn	**2004**	2003	2002	2001	2000
Capital expenditure	2,274	1,381	675	452	669
Depreciation	514	435	347	338	320
Additions to tangible assets	568	667	589	392	477
Depreciation of tangible assets	481	404	315	310	298
Cash flow from operating activities	1,001	939	581	786	611
Net operating profit after tax (NOPAT)	681	435	345	410	354
Average capital employed	4,290 [1]	3,751	3,182	2,991	2,861

in %	**2004**	2003	2002	2001	2000
Return on average capital employed (ROACE)	16 [1]	12	11	14	12
Return on fixed assets (ROfA)	22 [1]	16	16	20	16
Return on equity (ROE)	19 [1]	15	14	18	18
Stockholders´ equity to total assets	42	36	39	39	34
Gearing ratio in %	14	40	20	17	28
Dividend per share in EUR [2]	4.40	4.00	3.50	4.30	4.30
Employees as of December 31	57,480 [3]	6,137	5,828	5,659	5,757

[1] adjusted for impact of Petrom acquisition
[2] proposal to the Annual General Meeting for 2004; 2001 and 2000 base dividend of EUR 3.00 per share and bonus dividend of EUR 1.30
[3] thereof 51,005 Petrom employees



OMV on the move in 2004
OMV Group in figures
OMV
Move & More. OMV

Contents

Imprint:
OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, 1090 Vienna, Austria
Design: UNIQUE WerbegesmbH., Kurt Fabian
Printer: Produktionswerkstatt

Statement of the Chairman of the Executive Board

Dear Stockholders,

Three years ago, the Executive Board introduced a corporate strategy with the ambitious goal of doubling OMV's size by 2008. I am delighted to report to you where we stood including Petrom at the end of 2004 as compared to 2001:

- Oil and gas output: 345,000 boe/d (+342%);
- Proved reserves: 1.4 bn boe (+314%);
- Market share in the Danube Basin 18% (2001: 9%);
- Filling station network: 2,385 (+106%);
- Refining capacity: 26.4 mn t (+103%);
- Gas sales: 8.4 bcm (+27%);
- The upstream/downstream integration ratio: 0.6:1 (from 0.3:1).

In 2004 the acquisition of a majority in Petrom marked a massive leap forward for our expansion drive. In short, our promises have not been empty: we have moved decisively and successfully towards profitable growth. In 2004 we exceeded the previous year's record earnings, delivering almost EUR 1 bn in EBIT. The highly favorable trading environment for the oil industry played a part in this result, but so, too, did effective execution of a well-chosen strategy. Our figures show that OMV has not only grown, but has done so profitably. The equity market has recognized the strength of our position, and the opportunities we have created for ourselves, and pushed up our stock price by 88% in 2004. The OMV shares are now worth two-and-a-half times what they were three years ago. Despite the heavy investments made to safeguard the Company's future, the Company's positive performance in 2004 enables us to propose a further increase in the dividend to EUR 4.40 per share at the Annual Stockholders' Meeting.

Our Company has demonstrated its ability to reinvent itself. Our people made an outstanding contribution last year, and I should like to take this opportunity of expressing my sincere gratitude and admiration for their achievements.

Wolfgang Ruttenstorfer

OMV Group and its objectives and strategy

Our business activities
OMV is today the leading oil and gas company in Central Europe following the acquisition of Preussag's international E&P portfolio, part of the BP/Aral filling station network and an interest in Bayernoil refining network in 2003, and the acquisition of the majority stake in the Romanian oil and gas company Petrom in December 2004. Our core activities comprise exploration and production, refining and marketing, gas and chemicals. In addition, OMV holds a 25% stake in the second-largest European polyolefin producer, Borealis A/S, and 10% of the Hungarian oil company MOL.

Our objectives
The Petrom acquisition means that in many areas of operations we have reached our goal of doubling the size of the Group between 2001 and 2008: Oil and gas production has more than quadrupled to 345,000 boe/d. At 0.64 to 1 the upstream integration ratio – the ratio of oil and gas production to refining capacity – is well above our 0.50 to 1 target. Our 18% market share in the Danube region is close to the 20% target. In the Gas business wholesale and retail sales in Austria and neighboring countries had already hit 8.4 bcm by 2004, and should reach our 10 bcm target. In Chemicals, the new melamine plant in Piesteritz entered pilot operation on schedule in 2004. This new capacity should enable us to meet our objective of boosting melamine sales to 200,000 t/y by 2008.

Our strategy
We will focus on developing and integrating the Petrom acquisition over the next few years.
We intend to continue to grow both organically and by acquisition with the objective of creating shareholder value. We are aiming to deliver a return on average capital employed (ROACE) of 13% given average market conditions.

Petrom

On December 14, 2004 OMV completed the acquisition of a 51% stake in the largest Romanian company, SNP Petrom S.A. Petrom is an integrated oil and gas company with estimated oil and gas reserves of 1,025 mn boe, daily production of 220,000 boe, yearly refining capacity of 8 mn t as well as 612 filling stations.

For the acquisition of 33.34% of Petrom's shares, EUR 669 mn were paid to the Romanian privatization agency. Following an increase in Petrom's share capital, OMV's stake was raised to 51%. The funds from the increase in share capital amounting to EUR 830 mn have been injected into Petrom by OMV and will be used for future investments in Petrom. OMV now holds 51% of Petrom's shares, the Romanian Government 40.74% and the European Bank for Reconstruction and Development (EBRD) 2.03%; the free float is 6.23%.

With the acquisition of Petrom, OMV seized the biggest opportunity for consolidation in Central and Eastern Europe, fully in line with its strategy of profitable growth. Petrom is a perfect match for OMV, being the leading integrated oil and gas company in the large and growing market of Romania and possessing very strong upstream assets. OMV's strategy is focused on stabilizing and further expanding its leading market position in the Danube region and to improve its reserve base and hence the integration ratio between crude production and Refining and Marketing. The Petrom acquisition meets both criteria and substantially helped OMV to achieve its targets for 2008. Petrom's integrated structure is similar to OMV's. The two organizations are very compatible, which will foster the optimal value creation through this alliance. Today OMV is the undisputed leading integrated oil and gas group in the region.

1987: In December the initial public offering takes place in course of the privatization of the public sector. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400 per share. OMV shares start trading in Vienna on December 3 for the first time.

1989: In September ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Together with a further sale of shares to institutional investors ÖIAG's stake is reduced to some 72%.

1991: The face value of 5% of the stock is reduced to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June OMV's capital stock is increased by ATS 400 mn to ATS 2.4 bn. ÖIAG exercises its rights and continues to own 72%.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is down at 59%. In June OMV increases its capital to ATS 2.7 bn. IPIC exercises its rights as well as those of ÖIAG and increases its stake to 19.6%, whereas ÖIAG's stake declines to 52.4%. A Level 1 ADR program is established in the US. In September, face value of ATS 100 is harmonized for all shares. Until year end, ÖIAG sells a further 2.5% and reduces its OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May ÖIAG sells another 4.02 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn and all ordinary shares are no par value shares (27 mn shares).

2004: OMV successfully completes a EUR 657 mn share capital increase through the issuance of 3 mn new shares priced at EUR 219 per share.
In addition, 1.79 mn convertible bonds with an aggregate par value of EUR 550 mn are issued. The new shareholder structure consists of 50.9% free float, 31.5% ÖIAG and 17.6% IPIC. As a result for the first time the free float represents the majority of the issued shares.

Key stock data	2004	2003	2002	2001	2000
Number of shares in mn as of December 31 [1]	29.865	26.876	26.870	26.904	26.930
Price/Earnings (P/E) [2]	9	8	8	7	7
Price/Cash flow (P/CF) [2]	6.0	3.4	4.3	3.2	3.6

in EUR					
High	224.48	122.80	110.87	122.65	99.40
Low	119.30	92.00	82.20	78.00	74.10
Year end share price	221.69	118.08	93.58	94.12	82.50
Dividend per share	4.40 [3]	4.00	3.50	4.30	4.30
Payout ratio in %	20	27	29	30	36
Earnings per share	23.76	14.60	11.85	14.09	11.95
Cash flow [4] per share	37.16	34.95	21.60	29.21	22.65
Equity per share	130.22	98.94	88.75	82.66	72.21
Earnings per share US GAAP [5]	24.31	13.33	11.21	13.94	13.31
ÖVFA [6] Earnings per share	27.61	14.48	12.24	15.94	16.73
ÖVFA Cash Earnings per share	36.09	29.87	22.90	26.55	20.20
ÖVFA Equity per share	123.73	93.33	81.11	73.28	61.98
Year end market capitalization in EUR bn	6.62	3.17	2.51	2.53	2.22

[1] no par value shares less own shares
[2] based on year end price
[3] proposal to the Annual Stockholders' Meeting
[4] from operating activities
[5] US Generally Accepted Accounting Principles
[6] Austrian Association of Financial Analysis and Asset Management

Key figures of the Group

in %	**2004**	2003	2002	2001	2000
Return on average capital employed (ROACE)	16 [1]	12	11	14	12
Return on fixed assets (ROfA)	22 [1]	16	16	20	16
Return on equity (ROE)	19 [1]	15	14	18	18
Equity ratio	42	36	39	39	34
Gearing ratio	14	40	20	17	28

in EUR Mio					
Net operating profit after tax (NOPAT)	682	435	345	410	354
Capital employed	6,521	4,183	3,319	3,045	2,937

OMV personnel data as of 31.12.					
Employees excluding Petrom	6,475	6,137	5,828	5,659	5,757
thereof: Non-salaried staff	[2,272]	[2,329]	[2,253]	[2,292]	[2,398]
Salaried staff	[4,011]	[3,619]	[3,405]	[3,197]	[3,216]
Executive Board and senior executives	[44]	[49]	[47]	[56]	[57]
Apprentices	[148]	[140]	[123]	[114]	[86]
Female staff in %	17	17	17	16	17
Staff abroad in %	34	30	25	25	23
Petrom employees	51,005	—	—	—	—
OMV Group employees	57,480	6,137	5,828	5,659	5,757

[1] Adjusted for impact of Petrom acquisition.

Statement of income in EUR mn	**2004**	2003	2002	2001	2000
Sales (excluding excise petroleum tax)	9,880	7,644	7,079	7,736	7,455
Earnings before interest and tax (EBIT)	926	644	495	610	491
Financial items	28	(47)	(21)	(40)	(38)
Income from ordinary activities	954	596	474	570	453
Taxes on income	(312)	(203)	(152)	(188)	(130)
Net income	642	393	322	382	323

Balance sheet in EUR mn [1]					
Fixed assets	8,170	5,204	4,254	3,983	3,929
Current assets	4,701	2,286	1,722	1,635	1,705
Stockholders' equity	5,381	2,685	2,411	2,248	1,968
Provisions	1,399	1,049	1,118	1,052	1,120
Liabilities	4,418	3,002	1,906	1,810	2,412
Balance sheet total	12,950	7,517	6,149	5,772	5,834

US GAAP in EUR mn					
Net income	655	372	301	389	359
Stockholders' equity	4,102	2,723	2,455	2,345	2,117

[1] As of December 31, 2004 Petrom has been consolidated into OMV's balance sheet

Consolidated cash flows and capital expenditure

Cash flow in EUR mn	**2004**	2003	2002	2001	2000
Net cash provided by operating activities	1,001	939	581	786	611
Investments	(1,115)	(1,589)	(671)	(481)	(654)
Disposals	216	93	49	62	85
Net cash used in investing activities	*(899)*	*(1,496)*	*(622)*	*(419)*	*(569)*
Net cash provided by (used in) financing activities	1,075	670	58	(302)	(76)
Cash and cash equivalents at end of year	1,466	297	196	189	122

Capital expenditure by segments in EUR mn					
Exploration and Production	156	498	227	132	86
Refining and Marketing incl. petrochemicals	460	709	282	191	277
Gas	29	24	104	69	91
Chemicals	63	109	49	38	36
Corporate and Other	61	41	13	22	180
Petrom (51% stake)	1,505	—	—	—	—
Group	**2,274**	**1,381**	**675**	**452**	**669**

figures by segment

Group sales in EUR mn

	2004	2003	2002	2001	2000
Exploration and Production	329	341	202	289	255
Refining and Marketing incl. petrochemicals	8,375	6,022	4,920	5,578	5,574
Gas	774	785	1,474	1,421	1,192
Chemicals	393	490	468	439	425
Corporate and Other	8	6	14	9	8
Group	**9,880**	**7,644**	**7,079**	**7,736**	**7,455**

EBIT in EUR mn

	2004	2003	2002	2001	2000
Exploration and Production	459	303	256	273	320
Refining and Marketing incl. petrochemicals	442	265	125	223	79
Gas	75	79	115	111	105
Chemicals	25	43	43	49	36
Corporate and Other	(76)	(46)	(44)	(46)	(49)
Group	**926**	**644**	**495**	**610**	**491**

Market indicators

	2004	2003	2002	2001	2000
Crude price for Brent in USD/bbl	38.22	28.84	24.98	24.46	28.44
Exchange rate EUR/USD	1.24	1.13	0.95	0.90	0.92
Naphtha contract price in EUR/t	300	243	238	249	290
WECP [1] ethylene in EUR/t	631	527	517	617	664
WECP propylene in EUR/t	551	476	441	461	548
World crude demand in mn bbl/d [2]	82.5	79.8	77.9	77.3	76.6
World crude output in mn bbl/d [2]	83.0	79.6	76.9	77.2	76.9
Natural gas market in Austria in bcm [2]	8.6	8.6	7.9	7.8	7.3
CEE petroleum product consumption in mn t [3]	81	82	81	82	81
[thereof in Austria in mn t] [2]	[12.4]	[12.6]	[11.5]	[10.5]	[10.7]

[1] West European Contract Prices
[2] 2004 figures are estimates
[3] Central European markets include Austria, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Serbia-Montenegro, Slovakia, Slovenia, South Germany, Triveneto (Italy).

Our business activities
As an operator or a partner, we are involved in exploration, development and production projects in five core regions – Central Europe, the North Sea, North Africa, the Middle East and Australia/New Zealand. In 2004 one-third of our upstream output came from Austria and the rest from abroad. Our production rate was 125,000 boe/d (excl. Petrom), of which 60% was oil and 40% natural gas. Following the consolidation of Petrom in 2005, our core region of Central Europe will account for around 70% of production. As of the end of 2004 our estimated proved reserves (including Petrom) were 1.4 bn boe.

Our competitive advantages
Our strong track record of know-how with topics such as optimizing recovery from complex onshore structures, use of leading edge seismic exploration and exploration technologies or expertise in building and operating sour gas production plants provide us with high value creation potential.

Our experience with development projects in politically difficult or environmentally sensitive areas is another strength of OMV.

Our objectives and strategy
Due to the massive increase in reserves and production brought about by the Petrom acquisition we already hit our target of 160,000 boe/d. We are now aiming to lift production to 350,000 boe/d by 2008, also by applying our onshore expertise at Petrom. We clearly focus on our five core regions. We will continue to streamline our asset portfolio and evaluate our target area Russia. Our exploration portfolio should be expanded with attractive projects.



Key Projects 2004

Block	Field name	Country	Type	Interest
OMV NÖ	Vienna basin	Austria	oil, gas, oil/gas	100.0%
30/2c	Jade	UK	condensate/gas	5.6%
9/13a	Beryl	UK	oil	5.0%
204/20	Schiehallion	UK	oil	5.9%
NC 186	A and D field	Libya	oil	9.6%
NC 115	Murzuk	Libya	oil	7.5%
Sawan D&P Lease	Sawan	Pakistan	gas	19.7%
Miano D&P Lease	Miano	Pakistan	gas	17.7%
PML381012	Maui	New Zealand	condensate/oil/gas	10.0%
PEP38459	Pohokura	New Zealand	gas	26.0%
Ashtart Mining Concession	Ashtart	Tunisia	oil	50.0%

Number of completed wells	**2004**	2003	2002	2001	2000
Exploration and appraisal wells	46	38	44	52	24
Development and production wells	43	74	66	55	65
Total	**89** [1]	**112**	**110**	**107**	**89**

[1] *thereof 13 exploration and appraisal wells and 18 development and production wells in Cooper basin, Australia (OMV's interest: 2.1%)*

Crude oil and NGL production in mn bbl	**2004**	2003	2002	2001	2000
Austria	6.6	6.8	6.8	7.0	7.0
Rest of Europe	3.7	4.2	4.4	4.1	4.4
North Africa	11.7	11.8	7.4	8.0	7.8
Middle East	0.4	0.4	—	—	—
Australia/New Zealand	1.1	1.4	0.9	0.7	0.8
South America	4.3	3.9	—	—	—
Total	**27.7**	**28.5**	**19.5**	**19.8**	**20.0**

Natural gas production in bcf					
Austria	46.5	45.9	43.7	43.5	42.3
Rest of Europe	9.9	9.8	8.6	4.9	5.2
Middle East	36.8	17.2	6.1	0.0	—
Australia/New Zealand	16.1	18.2	7.2	3.9	4.0
Total	**109.3**	**91.2**	**65.6**	**52.3**	**51.5**

Total production in mn boe					
Austria	14.3	14.4	14.1	14.2	14.0
Rest of Europe	5.4	5.9	5.8	5.0	5.3
North Africa	11.7	11.8	7.5	8.0	7.8
Middle East	6.6	3.2	1.0	—	—
Australia/New Zealand	3.7	4.4	2.1	1.3	1.5
South America	4.3	3.9	—	—	—
Total	**45.9**	**43.6**	**30.4**	**28.5**	**28.5**

Proved [1] **oil and NGL reserves** in mn bbl	**2004**	2003	2002	2001	2000
Austria	60.3	63.3	62.3	64.6	65.6
Rest of Europe	24.3	26.4	26.9	28.4	32.0
North Africa	99.4	101.1	80.0	77.5	77.8
Middle East	1.5	1.9	—	—	—
Australia/New Zealand	7.5	2.9	4.1	2.5	2.7
South America	17.5	41.4	—	—	—
Total [2]	**210.5**	**237.0**	**173.3**	**173.0**	**178.1**

Proved [1] **natural gas reserves** in bcf					
Austria	530.1	534.2	561.2	585.0	609.4
Rest of Europe	49.5	57.5	60.3	71.9	71.1
North Africa	19.6	19.6	—	—	—
Middle East	313.1	349.9	301.9	269.5	226.3
Australia/New Zealand	134.0	77.7	95.8	78.4	52.3
Total [2]	**1.046.2**	**1.038.8**	**1.119.2**	**1.004.8**	**959.1**

Total proved [1] **reserves** in mn boe					
Austria	148.7	152.3	155.9	162.1	167.2
Rest of Europe	32.5	36.0	37.0	40.4	43.8
North Africa	102.6	104.3	79.9	77.5	77.8
Middle East	53.7	60.3	50.3	44.9	37.7
Australia/New Zealand	29.8	15.9	20.0	15.5	11.5
South America	17.5	41.4	—	—	—
Total [2]	**384.8**	**410.1**	**343.1**	**340.5**	**338.0**

[1] developed and undeveloped reserves as of December 31 [2] figures excluding 1,025 mn boe Petrom reserves

Our business activities
We operate refineries in Schwechat, Austria and Burghausen, Southern Germany, both with integrated petrochemical complexes. Together with Petrom's Petrobrazi and Arpechim plants and our 45% stake in Bayernoil, Southern Germany, our combined nameplate capacity amounts to 26.4 mn t/y (540,000 bbl/d). Since we now have a strong presence in Romania through Petrom we divested our 25.1% stake in Rompetrol. By the end of 2004 we had 2,385 filling stations in 13 Central European countries (including the Petrom network). Our extensive retail network and our efficient commercial business underpin our market leadership, and provide a platform for continued profitable growth.

Our competitive advantages
We benefit from our geographically favorable position in the growing markets along the Danube. Our strong brand positioning and an innovative approach to non-oil business increase our competitiveness. The high product quality and environmental standards in our Refining and Marketing business are appreciated by our stakeholders.

Our objectives
The Petrom acquisition has lifted our market share to 18%, taking us a big step closer to our 20% target. Our goal of a 20% market share in the Danube region by 2008 remains in place. We intend to enhance efficiency, particularly at Petrom and optimize and expand our retail network. We focus on leverage synergies in our Refineries, in Supply and Marketing but also on the expansion and strengthening of our petrochemical operations. We aim to diversify our sources of crude oil.



Crude oil imports in 1,000 t	**2004**	2003	2002	2001	2000
Algeria	386	485	312	520	776
Azerbaijan	244	219	222	150	—
Czech Republic	51	87	86	62	31
Iraq	200	170	971	656	1,142
Iran	547	—	—	—	—
Kazakhstan	3,144	1,643	984	450	984
Libya	5,817	4,783	3,357	4,036	3,219
Nigeria	825	1,262	1,079	839	423
Russia	2,196	2,222	1,058	1,204	1,084
Saudi Arabia	1,585	1,718	677	575	406
Syria	300	786	889	845	199
Tunisia	61	456	8	—	20
United Kingdom	849	—	—	—	—
Others	77	67	48	134	148
Total	**16,282**	**13,898**	**9,689**	**9,470**	**8,432**

Crude oil processing in 1,000 t					
Crude oil	17,261	14,824	10,472	10,430	9,403
Third-party processing (in Schwechat only)	—	69	1,938	1,829	1,976
Semi-finished products and others	796	592	718	556	512
Total	**18,057**	**15,485**	**13,128**	**12,815**	**11,891**
Utilization rate in %	**94**	**95**	**95**	**94**	**88**

Refining and Marketing including petrochemicals

Sales volume in 1,000 t	**2004**	2003	2002	2001	2000
Petrochemicals	1,703	1,568	1,551	1,516	1,325
Gasoline	3,056	2,461	1,928	1,943	1,802
Jet fuel	1,265	976	925	973	894
Diesel fuel	4,694	4,075	3,460	3,105	3,012
Extra light heating oil	2,802	2,394	1,856	2,185	1,825
Fuel oil	1,164	1,087	942	1,069	1,148
Bitumen	598	484	415	400	341
Coke	231	189	205	191	167
Others	640	671	384	438	329
Total	**16,153**	**13,906**	**11,667**	**11,820**	**10,843**

Marketing					
Sales volumes in mn t [1]	11.68	9.92	7.98	7.60	7.18
Market share in % [2]	14	12	10	9	9

[1] retail and commercial business

[2] Central European markets include Austria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Serbia-Montenegro, Slovakia, Slovenia, South Germany, Triveneto (Italy); previous years adapted.

Retails network as of December 31	**2004**	2003	2002	2001	2000
Austria	580	625	517	534	548
Bosnia and Herzegovina	12	10	7	—	—
Bulgaria	69	66	64	51	36
Croatia	36	30	30	25	22
Czech Republic	145	143	127	110	109
Germany	383	390	78	79	81
Hungary	168	168	113	114	116
Italy	91	74	70	66	55
Romania	68	61	50	34	17
Serbia-Montenegro	20	12	5	—	—
Slovakia	98	99	70	51	61
Slovenia	103	104	101	96	91
Total [1]	**1,773**	**1,782**	**1,232**	**1,160**	**1,136**
[thereof with VIVA market]	[746]	[600]	[491]	[397]	[337]
[thereof with Vienna Café]	[164]	[139]	[100]	[34]	[11]

[1] figures exclude 612 Petrom retail stations

Our business activities
Gas is a core business with considerable growth potential. We are active along almost the entire value chain. We meet about 90% of Austrian demand, drawing our supplies from Germany, Norway, Russia and domestic reserves. We play a key role in gas transit, with one-third of all Russian gas exports to Western Europe passing through the Baumgarten hub. Our 2,000 km pipeline network and our gas storage facilities play a major part in safeguarding security of supply in Austria and beyond.

Our competitive advantages
We not only benefit from the availability of self-produced gas through the physical integration of the Gas and Exploration and Production businesses but also from the long-term relationships with major gas suppliers. We are well positioned in the center of the international natural gas flows as the operator of a major gas transit hub. The highly competitive storage and transportation costs together with our strong position held by EconGas, our 50% subsidiary, build a solid base for our competitive position.

Our objectives and targets
Our target of expanding gas wholesale and retail sales volume in Austria and neighboring countries to 10 bcm by 2008 remains in place. We intend to establish EconGas as a leading gas distribution company in Central Europe. We want to achieve even closer integration of the upstream and Gas businesses. New routes from the gas rich Caspian region and the Middle East to Central Europe (Nabucco pipeline project) should ensure security of supply.

Gas sales in mn bcm	2004	2003	2002	2001	2000
OMV Gas [1]	1,739	1,760	7,032	6,622	6,567
EconGas	6,634	6,779	—	—	—

Imports in mn bcm	2004	2003	2002	2001	2000
Russia	5,840	5,834	5,091	4,829	5,001
Norway	908	971	883	844	715
Germany	258	248	226	217	193
Total	**7,006**	**7,053**	**6,200**	**5,890**	**5,909**

Total transmission volume sold in mn bcm	2004	2003	2002	2001	2000
East-West system (HAG, WAG, PENTA West)	10,821	9,872	9,855	9,810	9,409
North-South system (TAG, SOL)	31,884	31,141	29,566	27,891	27,240
Total	**42,705**	**41,013**	**39,421**	**37,701**	**36,649**

[1] Since 2003 operations with major customers have been carried out through the joint venture EconGas.

Our business activities
Our subsidiary AMI Agrolinz Melamine International GmbH is the world's second-largest producer of melamine – a synthetic resin used in laminated flooring, furniture and boards. AMI is currently expanding capacity, and is drawing level with the world's largest supplier. We are also market leader in plant nutrient in Austria and Southeastern Germany.

Our competitive advantages
We have created an excellent position in the global melamine markets as one of the two global market leaders through our state-of-the-art proprietary technology which also provides us with a competitive cost leadership. We maintain our excellent service quality.

Our objectives
In melamine we plan to double our worldwide sales volume to 0.2 mn t until 2008. Therefore we intend to bring new plants on-stream at strategic locations and expand in Asian growth markets. Our cost and technology leadership should be increased and our product range should be extended by developing and introducing innovative melamine performance products.

Sales by business unit	2004	2003
Plant nutrients	45%	44%
Melamine, urea	40%	39%
Services	8%	8%
Resins, glues, bulk	6%	5%
Animal feed supplements	1%	4%
Total	**100%**	**100%**

Sales by region	2004	2003
Austria	30%	36%
Rest of European Union	53%	44%
Rest of Europe	5%	12%
Rest of the World	12%	8%
Total	**100%**	**100%**

Consumption of plant nutrients in 1,000 t nitrogen [1]	**2003/04** [2]	2002/03	2002/01	2001/00	2000/99
European Union	11,143	8,905	9,224	9,084	10,010
[thereof in Austria]	[107]	[104]	[128]	[117]	[122]

Capacities of plant nutrients in 1,000 t nitrogen [1]	**2003/04** [2]	2002/03	2002/01	2001/00	2000/99
European Union	13,408	9,870	10,754	10,921	11,635
[thereof in Austria]	[404]	[404]	[407]	[407]	[407]

Sales volume in mn t	**2004**	2003	2002	2001	2000
Plant nutrients	1.13	1.16	1.11	0.97	1.10
Melamine and urea	0.32	0.30	0.28	0.24	0.31

[1] fertilizer season: July 1 until June 30
[2] preliminary estimates EU 25

Supervisory and Executive Boards

Supervisory Board:

Rainer Wieltsch [1,2,3]
Chairman
Mohamed Nasser Al Khaily [1,2,3]
Deputy Chairman
Peter Michaelis [1,2,3]
Deputy Chairman

Helmut Draxler
René Alfons Haiden (until May 18)
Murtadha Mohammed Al Hashemi [3]
Wolfram Littich [2,3]
Gerhard Mayr
Herbert Stepic (from May 18)
Herbert Werner
Norbert Zimmermann [3]

Executive Board:

Wolfgang Ruttenstorfer
Chairman and Chief Executive Officer
Gas and Chemicals

Gerhard Roiss
Deputy Chairman
Refining and Marketing including petrochemicals

David C. Davies
Finance

Helmut Langanger
Exploration and Production

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act:

Leopold Abraham [1,2,3]
Wolfgang Baumann (from November 11) [1,2]
Hugo Jandl (until November 11)
Franz Kaba [1,2,3]
Ferdinand Nemesch [3]
Hugo Pleckinger (from November 11)
Wolfgang Weigert (until November 11)

[1] Personnel and Presidential Committee [2] Accounting Committee [3] Strategy and Projects Committee

Abbreviations and definitions

bcm, bcf
billion standard cubic meter,
billion standard cubic feet

bbl, bbl/d
barrel (1 barrel equals approximately 159 liters),
barrel per day

boe, boe/d
barrel of oil equivalent,
boe per day

NGL
Natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

t, toe
metric ton,
ton of oil equivalent

Crude oil			Multiply by
	1 t	1,000 Liter	1 bbl
1 t	1.000	1.168	7.345
1,000 Liter	0.856	1.000	6.290
1 bbl	0.136	0.159	1.000

Natural gas	1 bn bcm	1 bn cf	1 mn toe	1 mn boe
1 bn bcm	1.000	37.326	0.847	6.221
1 bn cf	0.027	1.000	0.023	0.167
1 mn toe	1.181	44.068	1.000	7.345
1 mn boe	0.161	6.000	0.136	1.000

The conversion factors are medians and can vary due to field specifications.

Stockholders' information

Financial calendar	Dates [1]
Full year results 2004	March 15, 2005
Record date [2]	May 11, 2005
Annual General Meeting [3]	May 18, 2005
Dividend ex date	May 23, 2005
Dividend payment date	May 24, 2005
Results January–March 2005	May 25, 2005
Results January–June 2005	August 24, 2005
Results January–September 2005	November 22, 2005
Full year results 2005	March 2006

[1] The dates shown above are provisional and subject to final confirmation.
[2] In order to be entitled to participate in and vote at the Annual General Meeting.
[3] Annual General Meeting: 2:00 pm, AUSTRIA CENTER VIENNA, A-1220 Vienna, Bruno-Kreisky-Platz 1, Austria

OMV Investor News is a mailing service for stockholders and everybody who is interested in OMV Group. This service provides financial and company information free of charge and directly from the management, e. g. quarterly reports of financial results, current events, etc. either by e-mail or by mail.

Please contact:
OMV Aktiengesellschaft
Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 40 440-21600
Fax: +43 (0)1 40 440-29496
E-mail: investor.relations@omv.com
Internet: www.omv.com



OMV on the move in 2004
OMV Group in figures

Move & More. OMV

OMV Supply & Trading AG
Poststrasse 14
6300 Zug, Switzerland
Tel.: +41 (41) 7 120 855
Fax: +41 (41) 7 120 735
operations@omv.ch

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB, United Kingdom
Tel.: +44 (20) 7333-1600
Fax: +44 (20) 7333-1613
info.uk@omv.com

Polyfelt Geosynthetics Italia S.r.l.
Via Vittorio Veneto 88
20020 Lazzate (MI), Italy
Tel.: +39 (02) 96 72 90 17
Fax: +39 (02) 96 72 90 99
info@polyfelt.it

POLYFELT Gesellschaft m.b.H.
Schachermayerstraße 18
4021 Linz, Austria
Tel.: +43 (0732) 6 983-5301
Fax: +43 (0732) 6 983-5320
service@polyfelt.com

SC OMV Romania Mineraloel s.r.l.
Str. Av. Alexandru Serbanescu 85
014286 Bucuresti Sector 1 C.P.,
Romania
Tel.: +40 (21) 203 0505-0
Fax: +40 (21) 203 0506
info.romania@omv.com

Petrom S.A.
109 Calea Victoriei
010069 Bucharest, Romania
Tel.: +40 (21) 2 125 001
Fax: +40 (21) 3 155 166
webmaster@petrom.ro

Imprint: OMV Aktiengesellschaft, Vienna
Design: UNIQUE WerbegesmbH., Kurt Fabian
Photos: Oliver Gast, Viennapaint
Printer: Produktionswerkstatt

Contacts

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Vienna, Austria
Tel.: +43 (01) 40 440-0
Fax: +43 (01) 40 440-20091
info@omv.com

Agrolinz Melamine International Italia S.r.l.
Corso Sempione n. 13
21053 Castellanza (VA), Italy
Tel.: +39 (0331) 523-111
Fax: +39 (0331) 523-443
agrolinz.mail@agrolinz.it

AMI Agrolinz Melamine International GmbH
St.-Peter-Straße 25, 4021 Linz, Austria
Tel.: +43 (0732) 6 914-0
Fax: +43 (0732) 6 914-3581
agrolinz.melamin@agrolinz.com

BIDIM Geosynthetics S.A.
9, rue Marcel Paul B.P. 80
95873 Bezons Cedex, France
Tel.: +33 (1) 34 23 53 63
Fax: +33 (1) 34 23 53 98
info@bidim.com

OMV ADRIATIK Holdinska družba d.o.o.
Ferrarska 7, 6000 Koper, Slovenia
Tel.: +386 (5) 66 333-00
Fax: +386 (5) 66 334-82
info@omv.si

OMV Bulgarien EOOD Einmanngesellschaft mbH
1, Sofiiski Geroi Str.
PRIMA BUSINESS CENTRE, Office 8
1612 Sofia, Bulgaria
Tel.: +359 (2) 93 297-10
Fax: +359 (2) 93 297-13
info.bulgaria@omv.com

OMV Česká republika, s.r.o.
Budejovická 3, 140 21 Praha 4
Czech Republic
Tel.: +420 261 392-111
Fax: +420 261 212-107
info.czech-republic@omv.com

OMV Cogeneration GmbH
Ares Tower/Floor 14
Donau-City-Straße 11
1220 Vienna, Austria
Tel.: +43 (01) 40 440-23071
Fax: +43 (01) 40 440-29974
info.cogeneration@omv.com

OMV Deutschland GmbH
Haiminger Straße 1
84489 Burghausen, Germany
Tel.: +49 (8677) 960-2255
Fax: +49 (8677) 960-2265
info.germany@omv.com

OMV Exploration & Production GmbH
Gerasdorfer Straße 151
1210 Vienna, Austria
Tel.: +43 (01) 40 440-23793
Fax: +43 (01) 40 440-29486
info.ep@omv.com

OMV Gas GmbH
floridotower
Floridsdorfer Hauptstraße 1
1210 Vienna, Austria
Tel.: +43 (01) 27 500-28000
Fax: +43 (01) 27 500-28299
info.erdgas@omv.com

OMV Hungária Ásványolaj Kft.
Róbert Károly rt. 64-66.
1134 Budapest, Hungary
Tel.: +36 (1) 452-7100
Fax: +36 (1) 452-7102
info.kommunikacio@omv.com

OMV New Zealand Ltd.
Level 27 Majestic Centre
100 Willis Street
Wellington, New Zealand
Tel.: +64 (4) 910 2510
Fax: +64 (4) 910 2504
steve.hounsell@omv.co.nz

OMV OF LIBYA LIMITED
That El Imad Buildings
Tower 5, 10th floor
Tripoli, Libya
Tel.: +218 (21) 33 503-71
Fax: +218 (21) 33 503-70
arno.dettlinger@omv-ly.com

OMV (PAKISTAN) Exploration Gesellschaft m.b.H.
Zat 10th Floor, UBL Building
Jinnah Avenue, Plot 2, F-6/1,
P.O.Box 2653
Islamabad, Pakistan
Tel.: +92 (51) 2 273 621-31
Fax: +92 (51) 2 273 643-44
postmaster@omv.com.pk

OMV Refining & Marketing GmbH
Lassallestraße 3
1020 Vienna, Austria
Tel.: +43 (01) 40 440-0
Fax: +43 (01) 40 440-622013
info.r&m-supplychain@omv.com

OMV Slovensko, s.r.o.
Moskovská 13
811 08 Bratislava, Slovakia
Tel.: +421 (2) 502 50-110
Fax: +421 (2) 502 50-440
info.slovakia@omv.com

OMV Solutions GmbH
Lassallestraße 3
1020 Vienna, Austria
Tel.: +43 (01) 40 440-0
Fax: +43 (01) 40 440-27900
info.solutions@omv.com

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Vienna, Austria
www.omv.com



OMV Aktiengesellschaft,
Vienna

Invitation to the Annual General Meeting

on May 18, 2005, 2.00 pm, at the AUSTRIA CENTER VIENNA, in A-1220 Vienna, Bruno-Kreisky-Platz 1

Agenda:

1) Submission of the 2004 Financial Statements of OMV Aktiengesellschaft, the Directors' Report of OMV Aktiengesellschaft, the Consolidated Financial Statements including the Directors' Report of the OMV Group as well as the Report of the Supervisory Board

2) Resolution on the distribution of dividends

3) Resolution on a capital increase from corporate funds without the issue of new shares

   The Annual General Meeting is requested to approve the following:

   1. The share capital of the company will be increased by EUR 81,900,000,00 from its current level of EUR 218,100,000,00 to EUR 300,000,000,00 using corporate funds by converting the appropriated reserve in accordance with the provisions of the Capital Adjustment Act, whereby no additional bearer shares will be issued.
   2. Article 3 of the Articles of Association will be amended as follows:
   a) Article 3 para. 1 first sentence reads: "The company has a share capital of EUR 300,000,000.00 (Euro three hundred million)."
   b) Article 3 para. 5 lit a: The wording "5,000,000 ordinary shares" is replaced by the wording: "3,635,000 ordinary shares".
   c) Article 3 para. 5 lit b: The wording "EUR 21,810,000.00" is replaced by the wording "EUR 30,000,000.00".
   d) Article 3 para. 5c lit c is deleted.

4) Resolution on a share split in the proportion of 1:10

   1.The shares will be split 1:10, increasing the number of shares to 300,000,000.

   2. Article 3 of the Articles of Association will be amended as follows:
   a) Article 3 para. 1 second sentence reads as follows: "It is divided into 300,000,000 (three hundred million) no par value shares issued to bearer."
   b) Article 3 para. 5 lit a: The wording "3,635,000 ordinary shares" will be replaced by the wording "36,350,000 ordinary shares"".
   c) Article 3 para. 5 lit b: The wording "3,000,000 ordinary bearer shares" will be replaced by the wording: "30,000,000 ordinary bearer shares".

3. Article 3 para. 2 reads as follows:
"The right to individual certification of the shares is excluded. If share certificates are issued despite this, the form and content of the share certificates shall be determined by the Executive Board. The same applies to interim certificates and bonds as well as interest coupons, dividend coupons, renewal coupons and option certificates."

5) Resolution on further amendments in Section 12 (Supervisory Board; Decisions) of the Articles of Association, so that this paragraphs will have the following new wording:

Article 12 para 2 – the following sentence will be added:
"It is permissible for individual members of the Supervisory Board to cast their vote in writing, by telephone or in another comparable form. This does not prejudice the requirement for a quorum."

Article 12 para 4 first sentence reads:
"In urgent cases motions may be adopted in writing, by telephone or in another comparable form without the Supervisory Board gathering for a meeting provided that no member of the Supervisory Board raises an objection to the chosen form within the period stipulated by the chairman of the Supervisory Board."

6) Resolution on the discharge of the members of the Executive Board and the Supervisory Board for the business year 2004

7) Resolution on the remuneration of the members of the Supervisory Board for the business year 2004

8) Resolution on the Stock Option Plan 2005 and on the authorizing to buy back shares – according to Section 65 para 1 no. 4 and no. 8 and para 1a Austrian Stock Corporation Act (Aktiengesetz) – for the purpose of dedicating those shares to the members of the Executive Board as well as to certain Executive Employees (Leitende Angestellte) of the Company and connected firms as well as to possible sale of own shares; amendment of the other approved stock option plans

9) Appointment of the Chartered Accountants for the business year 2005

The german version of the report according to Section 95 para 6 and Section 159 para 2 no 3 of the Austrian Stock Corporation Act will be published together with this invitation in the official Gazette of the Wiener Zeitung and is also made available to the public in the Company's central office.

All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 11, 2005 at the latest will be entitled to participate in the Annual General Meeting to exercise their right to vote and to propose motions.

In Austria:
- Bank Austria Creditanstalt AG,
- Raiffeisen Zentralbank Österreich AG,
- Erste Bank der oesterr. Sparkassen AG,
- Bank für Arbeit und Wirtschaft AG,
- Österreichische Volksbanken-AG,
- Österreichische Postsparkasse AG,

- Deutsche Bank AG,
- Bayerische Hypo- und Vereinsbank AG,
- Bayerische Landesbank Girozentrale,
- BHF-BANK AG,
- Commerzbank AG,
- DZ BANK AG Deutsche Zentral-Genossenschaftsbank,
- Merck Finck & Co. Privatbankiers,
- Westdeutsche Landesbank Girozentrale

In Switzerland:

- SWISS BANK CORP., Basel

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies.

The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other financial institution until the end of the Annual General Meeting.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or as a certified copy no later than one working day after the last day of the depositing term (in advance via fax [no. +43(0)5 0100/916383] or via email [ingrid.lausch@erstebank.at]).

The Company's share capital is divided into 30,000,000 no par value shares. Until the due exchange against corresponding documents for no par value shares, every ATS 100 (one hundred Austrian schillings) face amount of the par value shares in circulation at present shall represent one no par value share. Shares still in circulation with a nominal value of ATS 1,000 will be admitted to the Annual General Meeting until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 1,000 shall represent ten no par value shares.

For the avoidance of further inquiries the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

For the first time the shareholders will have the opportunity to exercise their voting rights by an independent representative. For this case OMV was able to acquire the Interessenverband für Anleger (IVA), Feldmühlgasse 22, 1130 Vienna, office@iva.or.at, phone: +43-1-876 334 330. For IVA Mr. Michael Knap (michael.knap@iva.or.at) will represent by request all those shareholders, which cannot personally participate in the Annual General Meeting.

Representation is possible in two ways:

a) The shareholder of OMV Aktiengesellschaft authorizes the deposit bank to send the confirmation of the deposit of his OMV shares directly to Mr. Knap, c/o IVA, Feldmühlgasse 22, 1130 Vienna. In this case instructions are not possible and Mr. Knap (or his sub-authority) is authorized to exercise the voting right at his own discretion.

b) The shareholder applies for a confirmation of the deposit of his shares at his deposit bank. On this deposit conformation (or on a separate paper) Mr. Knap has to be authorized with the representation in written form. The deposit confirmation including the written authorization has to be sent to Mr. Knap, c/o IVA, Feldmühlgasse 22, 1130 Vienna. Furthermore the shareholder may give Mr. Knap (or his sub-authority) instructions regarding different voting rights. Without instructions Dr. Knap is authorized to exercise the voting right at his own discretion.

The motions due for approval will be published on the company's website (www.omv.com) under „About OMV→Corporate Governance →Shareholders' rights→Forthcoming AGM" as soon as the company has notice on it.
To ensure that the original deposit confirmation (incl. the authorization) will reach IVA before the Annual General Meeting in time, we kindly ask you to consider the time of the post sending. It is planned to install a separate email address to give the shareholders the possibility to give or to change instructions during the Annual General Meeting. This email address will be announced at OMV's website.

According to Article 23 para 6 of the Articles of Association of the Company, the dividend as resolved by the Annual General Meeeting, shall become payable thirty days after the resolution of the Annual General Meeting, unless differently decided upon. The respective dividend announcement will be made on May 21, 2005.

Vienna, April 26, 2005

The Executive Board

OMV Aktiengesellschaft

REPORT as required by § 95 para 6 and § 159 para 2 no. 3 of the Austrian Stock Corporation Act *(Aktiengesetz)*

STOCK OPTIONS

After obtaining the necessary legal authorization, OMV plans to acquire shares of company stock that will be offered to members of the Executive Board of OMV Aktiengesellschaft and defined managers of OMV Aktiengesellschaft and associated companies in the form of stock options as part of a long-term incentive plan (LTI plan).

The stock option plan 2005 is part of this LTI plan, which has the objective of the long-term, substantial participation of the management in the success of the company, in order to orient the management more strongly towards the objectives of the shareholders on the one hand, and to open up the possibility of participating in the success of the company when the stock price increases on the other hand.

The group of participants consists of a maximum of 56 persons.

Precondition for participating is a required investment in OMV shares, which amounts to a maximum of EUR 60,000 for the Executive Board and a maximum of EUR 20,000 for the managers. An investment in the amount of 25, 50 or 75% of this value can also be made. The number of shares required for the investment is based on the average closing price of OMV stock at the Vienna Stock Exchange for the month of May 2005 (share price before the registration of the planned share split in the commercial register).

Each participant will be awarded 20 options for each share of investment according to the corresponding number of shares which entitled to acquire OMV shares or, respectively, to exercise another form as stated below.

The stock options are valid from September 1, 2005 to August 31, 2012. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2007. The exercise windows are those periods, in which the exercise is not forbidden due to the following principles.
Options must not be exercised:

- if the person exercising the option actually is aware of insider information;
- during blocking periods, as set out in the Issuers' Compliance Ordinance (six weeks before scheduled publication of the Annual Report, three weeks before scheduled publication of a quarterly report or during any blocking periods prescribed in individual cases by the compliance officer);
- if exercise of the options has been prohibited by the Executive Board for a particular period.

The required investment must still exist in order for the participant to exercise the stock options.

The condition for the exercise of the share options is an increase of the price of the OMV share by at least 15% over the average closing price for the period between 20 May 2005 and August 20, 2005 at the Vienna Stock Exchange. This is also the exercise price for the stock options.

Types of exercise: purchase of shares, payment of the difference between the exercise price and the current share price either in cash or in shares. Partial exercise is permitted. Except for case of succession, granted share options are non-transferable and may only be personally exercised by the plan participants.

Based on the Stock Option Plans 2000, 2001 and 2002 options on OMV shares to the amount of 7,202 were granted to Managers and 5,978 were granted to members of the Executive Board (Davies 595, Langanger 605, Peyrer-Heimstätt 897, Roiss 1,492, Ruttenstorfer 1,492 and Schenz 897), which are entitling them to subscribe to OMV shares in a proportion of 1:10 after the blocking period and subject to the reaching of the plan threshold.

Based on the Stock Option Plan 2003 options on OMV shares to the amount of 1,907 were granted to Managers and 2,240 were granted to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer: in each case 560) and based on the Stock Option Plan 2004 options on OMV shares to the amount of 3,362 were granted to Managers and 1,592 were granted to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer: in each case 398); both plans are entitling them to subscribe to OMV shares in a proportion of 1:15 after the blocking period and subject to the reaching of the plan threshold.

Assuming a maximum investment of all entitled participants in the share option program 2005 – on the assumption of a share price of EUR 25 (after the assumed share split) – a maximum number of 1,024,000 share options can be granted within the framework of the LTI Plan. Subject to the approval of the stock option plan 2005 the options will be honored with own shares. To cover this demand the General Meeting is requested to approve that OMV acquires own shares with the maximum amount of 1,707,000 shares (calculated after registration of the share split in the company register; about 0.57% of the OMV Aktiengesellschaft share capital). From today's view the share price may lay between EUR 15 and EUR 35 per share (calculated after registration of the share split in the company register). The purchase of own shares will occur between the day of the registration of the share split in the company register and
October 31, 2005.

Vienna, April 26, 2005

The Supervisory Board of OMV Aktiengesellschaft	The Executive Board of OMV Aktiengesellschaft

OMV Investor News

OMV Makes Major Gas Discovery in Austria

April 21, 2005
7.00am (UK time) - 8.00am (CET)

- **Gas reserves of up to 4 bcm – approximately one half of the annual Austrian natural gas consumption**
- **Discovered by using state-of-the-art 3D seismic and deep drilling technology**

OMV, the leading oil and gas group in Central Europe, has made the biggest natural gas find in the Vienna Basin for more than 20 years. The potential reserves found are estimated to be up to 4 bcm (25 mn boe). This corresponds to three times OMV's annual gas production in Austria or about half of the annual Austrian natural gas consumption. The discovery was made during the technically sophisticated drilling of the Strasshof T4 exploration well in two deep layers at a depth of approximately 3,200 and 4,300 meters. In the near future geological and technical studies, as well as production tests will be carried out. Further appraisal wells are scheduled in 2006. Production can be expected to begin in three years. It is assumed that the daily production will be between 500,000 cbm and 1,000,000 cbm (3,000-6,000 boe/d). Based on current assumptions, production is expected over 20 years. In 2004 OMV's total oil and gas production in Austria was around 14 mn boe.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production stated: "I am delighted to announce this major find in Austria. Thanks to our highly developed 3D seismics, and the use of modern deep drilling technology, the OMV Group has a track-record of great success in developing new oil and gas reserves in mature oil and gas areas throughout our international E&P regions.

Background information:

Biggest gas discovery of OMV in Austria for more than 20 years

The Strasshof T4 exploration well was drilled by OMV Austria Exploration & Production GmbH, a wholly owned subsidiary of OMV Aktiengesellschaft. Located approximately 20 km northeast of Vienna, the well is the biggest gas find since the discovery of the Höflein Field in 1982. It lies in the vicinity of the Matzen Field, the biggest contiguous oil field in Central Europe. Following intensive preparations – the first analyses of the seismic measurements were carried out in 2003 – the well was drilled to a depth of 4,516 meters. The gas deposits were detected in two deep layers of around 3,200 and 4,300 meters. Present estimates indicate an average value of up to 4 bcm or 25 mn boe. This corresponds to three times OMV's annual gas production in Austria or about half of the annual Austrian natural gas consumption of 8.6 bcm.


Move & More. OMV

The total cost of drilling the exploration well was around EUR 7 mn. In order to develop the find, considerable further investment will be necessary for additional wells, pipelines and above-ground production facilities. The gas will be fed into the Austrian supply network.

State-of-the-art technology has led to the highest production level in Austria since 1980
In 2003 and 2004 OMV drilled 23 wells in Austria. This represented a total drilling performance of 46,000 meters. During these two years, more than EUR 120 mn was invested in the search for and extraction of oil and gas in Austria. Thanks to the use of the most modern technology, it was possible to achieve the highest level of production in Austria since 1980 and to offset the natural decline in production in old oil and gas fields. Of the13 wells drilled in 2004, eight were commercially viable. This very high success rate compared to international figures demonstrates OMV's technical expertise as an operator of old and mature oil and gas fields.

Stable oil and gas production in Austria at a high level
In 2004 OMV had total oil and gas reserves in Austria of 149 mn boe, of which the gas reserves account for 89 mn boe (corresponding to 14.2 bcm) and the proved crude oil reserves for 60 mn bbl (8.5 mn t). OMV's goal is to maintain its annual Austrian oil and gas production of 14 mn boe at this high level in the coming years. Therefore OMV will continue its intensive exploration activities to find new deposits and its use of the very best technologies to ensure that. OMV's oil and gas production in Austria will remain core to the company's overall production.

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 8 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 mn metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the Group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 51.005 and has been consolidated in the 2004 balance sheet and in 2005 it should already contribute positive to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-Mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-Mail: mark@cjpcom.com

Next result announcement **January–March and Q1 2005** on May 25, 2005


Move & More.
OMV